SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

HORACE MANN LIFE INSURANCE COMPANY

Horace Mann Life Insurance Company Separate Account

Horace Mann Life Insurance Company Qualified Group Annuity Separate Account

One Horace Mann Plaza

Springfield, Illinois 62715

Communications, Notice and Order to:

Elizabeth E. Arthur, Esq.

Maureen Bolinger

Horace Mann Life Insurance Company

One Horace Mann Plaza

Springfield, Illinois 62715

With Copies To:

Stephen E. Roth, Esq.

Patrice M. Pitts, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: July 25, 2014

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

HORACE MANN LIFE INSURANCE COMPANY Horace Mann Life Insurance Company Separate Account Horace Mann Life Insurance Company Qualified Group Annuity Separate Account	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

One Horace Mann Plaza Springfield, Illinois 62715

Horace Mann Life Insurance Company (“Horace Mann”), and Horace Mann Life Insurance Company Separate Account and Horace Mann Life Insurance Company Qualified Group Annuity Separate Account (collectively, the “Separate Accounts,” and together with Horace Mann, the “Section 26 Applicants”) request that the Securities and Exchange Commission (“Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) approving the substitution of shares of certain investment portfolios (the “Removed Portfolios”) of twenty-three (23) registered investment companies1 with shares of certain investment portfolios (the “Replacement

[1]

(1) Wilshire Mutual Funds Inc., (2) Davis Variable Account Fund, Inc., (3) T. Rowe Price Equity Series, Inc., (4) Delaware VIP Trust, (5) AllianceBernstein Variable Products Series Fund, Inc., (6) Dreyfus Investment Portfolios, (7) Rainier Investment Management Mutual Funds, (8) Ariel Investment Trust, (9) Goldman Sachs Variable Insurance Trust, (10) American Century Variable Portfolios, Inc., (11) Wells Fargo Variable Trust, (12) Lord Abbett Series Fund, Inc., (13) Putnam Variable Trust, (14) Lazard Retirement Series, Inc., (15) Neuberger Berman Equity Funds, (16) T. Rowe Price Small-Cap Stock Fund, Inc., (17) T. Rowe Price Small-Cap Value Fund, Inc., (18) Royce Capital Fund, (19) Wilshire Variable Insurance Trust, (20) ALPS Variable Investment Trust, (21) Variable Insurance Products Fund, (22) Variable Insurance Products Fund III, and (23) Variable Insurance Products Fund II. See Appendix A for a listing of the registered investment companies and their respective associated Removed Portfolios.

Portfolios”) of seven (7) registered investment companies2, under certain variable annuity contracts (the “Contracts”), each funded through the Separate Accounts.3 The proposed substitutions will each be referred to as a “Substitution” and collectively referred to as the “Substitutions.”

I.	DESCRIPTION OF HORACE MANN, THE SEPARATE ACCOUNTS, AND THE CONTRACTS

A.	Horace Mann

Horace Mann is a stock life insurance company organized under the laws of Illinois in 1949. Horace Mann is licensed to do business in 48 states and the District of Columbia. Its executive office mailing address is One Horace Mann Plaza, Springfield, Illinois 62715. Horace Mann is engaged in the sale of individual and group life insurance and annuity contracts on a non-participating basis. As of December 31, 2013, Horace Mann’s statutory assets were in excess of $7.3 Billion. Horace Mann is an indirect wholly owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the New York Stock Exchange.

B.	The Separate Accounts

Horace Mann established the Horace Mann Life Insurance Company Separate Account on October 9, 1965, under Illinois law, and established the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account on October 16, 2006, under Illinois law. Each of the Separate Accounts meets the definition of “separate account” as defined in

[2]	(1) Variable Insurance Products Fund II, (2) Calvert Variable Products, Inc., (3) Dreyfus Investment Portfolios, (4) Variable Insurance Products Fund IV, (5) Variable Insurance Products Fund V, (6) Franklin Templeton Variable Insurance Products Trust, and (7) American Funds Insurance Series. See Appendix A for a listing of the registered investment companies and their respective associated Replacement Portfolios.
[3]	See chart infra Section III.A (list of the Removed Portfolios and corresponding Replacement Portfolios).

Section 2(a)(37) of the 1940 Act. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts (File No. 811-01343— Horace Mann Life Insurance Company Separate Account, and 811-21974—Horace Mann Life Insurance Company Qualified Group Annuity Separate Account).4 The assets of the Separate Accounts support the Contracts, and interests in the Separate Accounts offered through such Contracts have been registered under the Securities Act of 1933 (“1933 Act”) on Form N-4 (File Nos. 2-24256 and 333-129284 funded through Horace Mann Life Insurance Company Separate Account; File No. 333-138322 funded through Horace Mann Life Insurance Company Qualified Group Annuity Separate Account).

Horace Mann is the legal owner of the assets in the Separate Accounts. The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of Horace Mann. The Separate Accounts are segmented into subaccounts, and certain of these subaccounts invest in the Removed Portfolios. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains, or losses of the remaining subaccounts or of Horace Mann.

Except as stated below, all of the subaccounts investing in the Removed Portfolios are currently available for the allocation of purchase payments and transfer of Contract value under the Contracts for existing Contract owners, and will continue to be available to existing Contract owners until the time the Substitutions occur. The following subaccounts were closed to new investments in new and existing Contracts as of the dates specified below.5

[4]	Pursuant to Rule 0-4 under the 1940 Act, these files and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.
[5]	Existing premium payment allocations to, and dollar cost averaging and rebalancing programs involving, those subaccounts have continued.

May 1, 2004: T. Rowe Price Small-Cap Stock Fund (Advisor Class); T. Rowe Price Small-Cap Value Fund (Advisor Class); Wells Fargo Advantage VT Opportunity FundSM

May 1, 2006: Dreyfus Investment Portfolio: MidCap Stock Portfolio (Service Shares); Lord Abbett Series Fund Growth Opportunities Portfolio; Wilshire Small Company Growth Portfolio (Investment Class)

May 1, 2008: Ariel Appreciation Fund®; Goldman Sachs Small Cap Equity Insights Fund

May 1, 2012: AllianceBernstein Large Cap Growth Portfolio; AllianceBernstein Small/Mid Cap Value Portfolio; Ariel Fund®; Putnam VT Multi-Cap Growth Fund (IB Shares)

February 1, 2013: AllianceBernstein Small Cap Growth Portfolio

May 1, 2014: Emerging Markets Portfolio (Service Class 2)

C.	The Contracts

The Contracts are issued either as individual or group contracts, with group contract participants acquiring certain ownership rights as described in the group contract or plan documents. Contract owners and participants in group contracts (each a “Contract owner”) may allocate some or all of their Contract value to one or more subaccounts available as investment options under their respective Contract. Each subaccount corresponds to a portfolio of an underlying mutual fund in which the Separate Account invests. A Contract owner may also invest some or all of his/her Contract value to a fixed account investment option, which is supported by assets of Horace Mann’s general account.

By the terms of the Contracts (and as set forth in the prospectuses for the Contracts), Contract owners can transfer Contract value among the subaccounts during the accumulation period. There are no limits on the number of transfers permitted each year, and Horace Mann does not assess a transfer charge on transfers among subaccounts. Under certain Contracts, Horace Mann may impose, or reserves the right to impose, minimum requirements for the amount that may be transferred, as well as the amount that must remain invested in a subaccount following a transfer of Contract value out of that subaccount. Horace Mann also may limit the number of subaccounts in which a Contract owner may allocate Contract value at any one time. Horace Mann also has market timing policies and procedures that may operate to limit transfers, and may impose restrictions, including transfer charges, on transfers from the fixed account.

Furthermore, by the terms of each Contract (and as set forth in the prospectuses for the Contracts), Horace Mann reserves the right to substitute shares of one portfolio for shares of another portfolio if: (i) shares of a mutual fund are no longer available for investment by the Separate Account; or (ii) Horace Mann determines that further investments in a mutual fund are inappropriate in view of the purposes and objectives of a Contract.6

II.	THE PORTFOLIOS

A.	Wilshire Mutual Funds Inc. (File Nos. 33-50390 / 811-07076)

Wilshire Mutual Funds, Inc. is a Maryland corporation organized on July 30, 1992. It is registered under the 1940 Act as an open-end management investment company. Wilshire Mutual Funds, Inc. currently has six portfolios, five of which (the “Wilshire 5000 IndexSM Fund”, the “Wilshire Large Company Growth Portfolio”, the “Wilshire Large Company Value Portfolio”, the “Wilshire Small Company Value Portfolio” and the “Wilshire Small Company

[6]	Each of the Contracts contains either a provision along the lines of the contract provision shown below, or a provision to the same effect as below, except that in lieu of requiring the prior favorable vote of a majority of the votes entitled to be cast, it states that no substitutions will be made until Horace Mann receives “any required prior favorable vote of a majority of the votes entitled to be cast by persons having a voting interest” (emphasis added; see second sentence below).

If shares of a mutual fund are no longer available for investment by the Separate Account or if we determine further investments in a mutual fund are inappropriate in view of the objectives of the contract issued, we may substitute shares of another mutual fund for fund shares already purchased and apply your future purchase payments to the purchase of shares of the substitute mutual fund or other securities. No substitutions will be made until prior approval has been received from the Securities and Exchange Commission and we receive prior favorable vote of a majority of the votes entitled to be cast by persons having a voting interest in the mutual fund shares.

Growth Portfolio”) would be involved in the proposed Substitutions.7 The portfolios of the Wilshire Mutual Funds, Inc. operate pursuant to a manager of managers order.

Wilshire Associates Incorporated serves as the investment adviser to each portfolio of Wilshire Mutual Funds Inc., and receives a management fee from each portfolio. Wilshire Associates Incorporated is a registered investment adviser.

1.	Wilshire 5000 IndexSM Fund

The Wilshire 5000 IndexSM Fund offers four classes of shares: Investment Class, Institutional Class, Horace Mann Class, and Qualified Class. Contract owners who would be affected by the proposed Substitutions are currently invested in Investment Class shares or Institutional Class shares.

2.	Wilshire Large Company Growth Portfolio

The Wilshire Large Company Growth Portfolio offers two classes of shares: Investment Class shares and Institutional Class shares. Contract owners invested in either of those share classes would be affected by the proposed Substitutions.

3.	Wilshire Large Company Value Portfolio

The Wilshire Large Company Value Portfolio offers two classes of shares: Investment Class shares and Institutional Class shares. Contract owners who are currently invested in Investment Class shares would be affected by the proposed Substitutions.

[7]	For Contracts issued before September 5, 2000, the subaccounts of the Horace Mann Life Insurance Company Separate Account invest in the Institutional Class of shares of the Wilshire 5000 IndexSM Fund and the Large Company Growth Portfolio. For Contracts issued on or after September 5, 2000, those subaccounts invest in the Investment Class of shares of each of those portfolios.

4.	Wilshire Small Company Value Portfolio

The Wilshire Small Company Value Portfolio offers two classes of shares: Investment Class shares and Institutional Class shares. Contract owners who are currently invested in Investment Class shares would be affected by the proposed Substitutions.

5.	Wilshire Small Company Growth Portfolio

The Wilshire Small Company Growth Portfolio offers two classes of shares: Investment Class shares and Institutional Class shares. Contract owners who are currently invested in Investment Class shares would be affected by the proposed Substitutions.

B.	Davis Variable Account Fund, Inc. (File Nos. 333-76407 / 811-9293)

1.	Davis Value Portfolio

Davis Variable Account Fund, Inc. was organized as an open-end, diversified management investment company incorporated in Maryland in 1999 and registered under the 1940 Act. Davis Variable Account Fund, Inc. is a series investment company that may issue multiple series, each of which would represent an interest in its separate portfolio. Davis Variable Account Fund, Inc. currently offers three series, one of which (the “Davis Value Portfolio”) would be involved in the proposed Substitutions. The Davis Value Portfolio offers a single share class, which is not subject to a distribution fee.

Davis Selected Advisers, L.P. serves as the investment adviser to the Davis Value Portfolio and receives a management fee from Davis Value Portfolio. Davis Selected Advisers, L.P. is a registered investment adviser.

C.	T. Rowe Price Equity Series, Inc. (033-52161 / 811-07143)

1.	T. Rowe Price Equity Income Portfolio

T. Rowe Price Equity Series, Inc. was organized as an open-end management investment company, incorporated in Maryland in 1994 and is registered under the 1940 Act. T. Rowe Price

Equity Series, Inc. currently offers a number of portfolios, one of which (the “T. Rowe Price Equity Income Portfolio – II”) would be involved in the proposed Substitutions. The T. Rowe Price Equity Income Portfolio – II Is a share class of the T. Rowe Price Equity Income Portfolio.

T. Rowe Price Associates, Inc. serves as the investment adviser to each portfolio of T. Rowe Price Equity Series, Inc., and receives a management fee from each portfolio. T. Rowe Price Associates, Inc. is a registered investment adviser.

D.	Delaware VIP Trust (033-14363 / 811-05162)

Delaware VIP Trust was originally organized as a Maryland corporation in 1987 and was subsequently reorganized as a Delaware statutory trust on December 15, 1999. It is registered under the 1940 Act as an open-end management investment company. Delaware VIP Trust currently offers a number of portfolios, three of which (the “Delaware VIP U.S. Growth Series”, the “Delaware VIP Smid Cap Growth Series”, and the “Delaware VIP REIT Series”) would be involved in the proposed Substitutions. Delaware VIP Trust’s portfolios operate pursuant to a manager of managers order. Delaware Management Company serves as the investment manager to the Delaware VIP Trust’s portfolios, and receives an investment management fee from each portfolio. Delaware Management Company is a registered investment adviser.

1.	Delaware VIP U.S. Growth Series

The Delaware VIP U.S. Growth Series offers two classes of shares: Standard Class shares and Service Class shares. Contract owners who are currently invested in Service Class shares would be affected by the proposed Substitutions.

2.	Delaware VIP Smid Cap Growth Series

The Delaware VIP Smid Cap Growth Series offers two classes of shares: Standard Class shares and Service Class shares. Contract owners who are currently invested in Service Class shares would be affected by the proposed Substitutions.

3.	Delaware VIP REIT Series

The Delaware VIP REIT Series offers two classes of shares: Standard Class shares and Service Class shares. Contract owners who are currently invested in Service Class shares would be affected by the proposed Substitutions.

E.	AllianceBernstein Variable Products Series Fund, Inc. (33-18647 / 811-05398)

AllianceBernstein Variable Products Series Fund, Inc. was organized as a Maryland corporation in 1987 under the name “Alliance Variable Products Series Fund, Inc.” The Fund’s name changed to “AllianceBernstein Variable Products Series Fund, Inc.” on May 1, 2003. It is registered under the 1940 Act as an open-end series investment company. AllianceBernstein Variable Products Series Fund, Inc. currently offers a number of portfolios, three of which (the “AllianceBernstein Large Cap Growth Portfolio”, the “AllianceBernstein Small/Mid Cap Value Portfolio”, and the “AllianceBernstein Small Cap Growth Portfolio”) would be involved in the proposed Substitutions.

AllianceBernstein L.P. serves as the investment adviser to each portfolio of AllianceBernstein Variable Products Series Fund, Inc., and receives investment advisory fees from each portfolio. AllianceBernstein L.P. is a registered investment adviser.

1.	AllianceBernstein Large Cap Growth Portfolio

The AllianceBernstein Large Cap Growth Portfolio offers two classes of shares: Class A shares and Class B shares. Contract owners who are currently invested in Class B shares would be affected by the proposed Substitutions.

2.	AllianceBernstein Small/Mid Cap Value Portfolio

The AllianceBernstein Small/Mid Cap Value Portfolio offers two classes of shares: Class A shares and Class B shares. Contract owners who are currently invested in Class B shares would be affected by the proposed Substitutions.

3.	AllianceBernstein Small Cap Growth Portfolio

The AllianceBernstein Small Cap Growth Portfolio offers two classes of shares: Class A and Class B shares. Contract owners who are currently invested in Class B shares would be affected by the proposed Substitutions.

F.	Dreyfus Investment Portfolios (333-47011 / 811-08673)

1.	MidCap Stock Portfolio

Dreyfus Investment Portfolios was organized as a Massachusetts business trust on May 14, 1993. It is registered under the 1940 Act as an open-end management investment company. Dreyfus Investment Portfolios currently offers a number of portfolios, one of which (the “MidCap Stock Portfolio”) would be involved in the proposed Substitutions. The MidCap Stock Portfolio offers two classes of shares: Initial Shares and Service Shares. Contract owners who are currently invested in Service Shares would be affected by the proposed Substitutions. The Dreyfus Corporation serves as the investment adviser to each portfolio of Dreyfus Investment Portfolios, and receives management fees from each portfolio. The Dreyfus Corporation is a registered investment adviser.

G.	Rainier Investment Management Mutual Funds (33-73792 / 811-08270)

1.	Rainier Small/Mid Cap Equity Fund

Rainier Investment Management Mutual Funds organized as a Delaware statutory trust on December 15, 1993. It is registered under the 1940 Act as an open-end investment company. Rainier Investment Management Mutual Funds consists of seven separate portfolios, one of which (the “Rainier Small/Mid Cap Equity Fund”) would be involved in the proposed Substitutions. The Rainier Small/Mid Cap Equity Fund offers two classes of shares: Institutional Shares and Original Shares. Contract owners who are currently invested in Original Shares would be affected by the proposed Substitutions. Rainier Investment Management, LLC serves as the investment adviser to the Rainier Small/Mid Cap Equity Fund, and receives investment advisory fees from the Fund. Rainier Investment Management is a registered investment adviser.

H.	Ariel Investment Trust (33-7699 / 811-04786)

Ariel Investment Trust was organized as a serial Massachusetts business trust on August 1, 1986. It is registered under the 1940 Act as an open-end management investment company. Ariel Investment Trust consists of six separate portfolios, two of which (the “Ariel Appreciation Fund” and the “Ariel Fund”) would be involved in the proposed Substitutions. Ariel Investments, LLC serves as the investment adviser to each of the Funds, and receives investment advisory fees from each portfolio. Ariel Investments, LLC is a registered investment adviser.

1.	Ariel Appreciation Fund

The Ariel Appreciation Fund offers two classes of shares: Investor Class shares and Institutional Class shares. Contract owners who are currently invested in Investor Class shares would be affected by the proposed Substitutions.

2.	Ariel Fund

The Ariel Fund offers two classes of shares: Investor Class shares and Institutional Class shares. Contract owners who are currently invested in Investor Class shares would be affected by the proposed Substitutions.

I.	Goldman Sachs Variable Insurance Trust (333-35883 / 811-08361)

Goldman Sachs Variable Insurance Trust was formed under the laws of the State of Delaware on September 16, 1997 and is registered under the 1940 Act as an open-end, management investment company. Goldman Sachs Variable Insurance Trust consists of several portfolios, two of which (the “Goldman Sachs Mid Cap Value Fund” and the “Goldman Sachs Small Cap Equity Insights Fund”) would be involved in the proposed Substitutions. Goldman Sachs Asset Management, L.P. serves as the investment adviser to each of the Funds, above, and receives investment advisory fees from each portfolio. Goldman Sachs Asset Management, L.P. is a registered investment adviser. Goldman Sachs Variable Insurance Trust operates pursuant to a manager of managers order.

1.	Goldman Sachs Mid Cap Value Fund

The Goldman Sachs Mid Cap Value Fund offers two classes of shares: Institutional Shares and Service Shares. Contract owners who are currently invested in Service Shares would be affected by the proposed Substitutions.

2.	Goldman Sachs Small Cap Equity Insights Fund

Goldman Sachs Small Cap Equity Insights Fund offers two classes of shares: Institutional Shares and Service Shares. Contract owners who are currently invested in Institutional Shares would be affected by the proposed Substitutions.

J.	American Century Variable Portfolios, Inc. (033-14567 / 811-05188)

1.	VP Mid Cap Value Fund

American Century Variable Portfolios, Inc. was organized as a Maryland corporation on June 4, 1987 and is registered under the 1940 Act as an open-end management investment company. Until May 1997, the corporation was known as TCI Portfolios. American Century Variable Portfolios, Inc. consists of ten portfolios, one of which (the “VP Mid Cap Value Fund”) would be involved in the proposed Substitutions. The VP Mid Cap Value Fund offers two classes of shares: Class I shares and Class II shares. Contract owners who are currently invested in Class I shares would be affected by the proposed Substitutions.

American Century Investment Management, Inc. serves as the investment adviser to each of the funds and receives management fees from each portfolio. American Century Investment Management, Inc. is a registered investment adviser.

K.	Wells Fargo Variable Trust (333-74283 / 811-09255)

1.	Wells Fargo Advantage VT Opportunity Fund

The Wells Fargo Variable Trust was organized as a Delaware statutory trust on March 10, 1999 and is registered under the 1940 Act as an open-end management investment company. Wells Fargo Variable Insurance Trust consists of several portfolios, one of which (the “Wells Fargo Advantage VT Opportunity Fund”) would be involved in the proposed Substitutions. Wells Fargo Variable Trust operates pursuant to a manager of managers order. Wells Fargo Funds Management, LLC serves as the investment adviser to, and receives advisory fees from, each portfolio. Wells Fargo Funds Management, LLC is a registered investment adviser. The Wells Fargo Advantage VT Opportunity Fund offers two classes of shares: Class 1 shares and Class 2 shares. Contract owners who are currently invested in Class 2 shares would be affected by the proposed Substitutions.

L.	Lord Abbett Series Fund, Inc. (033-31072 / 811-05876)

1.	Growth Opportunities Portfolio

Lord Abbett Series Fund, Inc. was incorporated under Maryland law in 1989 and is registered under the 1940 Act as an open-end management investment company. Lord Abbett Series Fund, Inc. has thirteen portfolios, one of which (the “Growth Opportunities Portfolio”) would be involved in the proposed Substitutions. The Growth Opportunities Portfolio offers one class of shares, Class VC shares. Lord, Abbett & Co. LLC is the investment adviser of the Growth Opportunities Portfolio and receives management fees from the Portfolio. Lord, Abbett & Co. LLC is a registered investment adviser.

M.	Putnam Variable Trust (33-17486 / 811-05346)

1.	Putnam VT Multi-Cap Growth Fund

Putnam Variable Trust was organized as a Massachusetts business trust on September 24, 1987 and is registered under the 1940 Act as an open-end management investment company. Putnam Variable Trust has a number of funds, one of which (the “Putnam VT Multi-Cap Growth Fund”) would be involved in the proposed Substitutions. Putnam VT Multi-Cap Growth Fund offers two classes of shares: Class IA shares and Class IB shares. Contract owners who are currently invested in Class IB shares would be affected by the proposed Substitutions. Putnam Investment Management, LLC serves as the investment adviser to the Putnam VT Multi-Cap Growth Fund and receives investment management fees from the Fund. Putnam Investment Management, LLC is a registered investment adviser.

N.	Lazard Retirement Series, Inc. (333-22309 / 811-08071)

1.	Lazard Retirement US Small-Mid Cap Equity Portfolio

Lazard Retirement Series, Inc. was incorporated under Maryland law on February 13, 1997 and is registered under the 1940 Act as a no-load, open-end management investment company. Lazard Retirement Series, Inc. has fifteen portfolios, one of which (the “Lazard Retirement US Small-Mid Cap Equity Portfolio”) would be involved in the proposed Substitutions. Lazard Retirement US Small-Mid Cap Equity Portfolio offers two classes of shares: Service Shares and Investor Shares. Contract owners who are currently invested in Service Shares would be affected by the proposed Substitutions. Lazard Asset Management LLC serves as the investment adviser to Lazard Retirement US Small-Mid Cap Equity Portfolio and receives investment management fees from the Portfolio. Lazard Asset Management LLC is a registered investment adviser.

O.	Neuberger Berman Equity Funds (002-11357 / 811-00582)

1.	Neuberger Berman Genesis Fund

Neuberger Berman Equity Funds was organized as a Delaware statutory trust on December 29, 1992 and is registered under the 1940 Act as an open-end management investment company. Neuberger Berman Equity Funds has numerous funds, one of which (the “Neuberger Berman Genesis Fund”) would be involved in the proposed Substitutions. The Neuberger Berman Genesis Fund has six classes of shares: Investor, Institutional, Advisor, R3, R6 and Trust. Contract owners who are currently invested in Advisor Class shares of the Neuberger Berman Genesis Fund would be affected by the proposed Substitutions. Neuberger Berman Management LLC serves as the investment manager to each of the Funds and receives investment management fees from each fund. Neuberger Berman Management LLC is a registered investment adviser.

P.	T. Rowe Price Small-Cap Stock Fund, Inc. (002-12171 / 811-00696)

1.	T. Rowe Price Small-Cap Stock Fund

T. Rowe Price Small-Cap Stock Fund, Inc. was originally incorporated in Delaware in 1955. The Fund was subsequently reincorporated in Pennsylvania in 1985 and reorganized as a series of a Maryland corporation in 1988. It is registered under the 1940 Act as an open-end management investment company. The T. Rowe Price Small-Cap Stock Fund offers two classes of shares, Advisor and Investor. Contract owners who are currently invested in Advisor Class shares would be affected by the proposed Substitutions.

T. Rowe Price Associates, Inc. serves as the investment adviser to T. Rowe Price Small-Cap Stock Fund, and receives an investment management fee. T. Rowe Price Associates, Inc. is a registered investment adviser.

Q.	T. Rowe Price Small-Cap Value Fund, Inc. (002-43237 / 811-2215)

1.	T. Rowe Price Small-Cap Value Fund

T. Rowe Price Small-Cap Value Fund, Inc. was incorporated in Maryland in 1988. It is registered under the 1940 Act as an open-end management investment company. The T. Rowe Price Small-Cap Value Fund offers two classes of shares, Advisor and Investor. Contract owners who are currently invested in Advisor Class shares would be affected by the proposed Substitutions.

T. Rowe Price Associates, Inc. serves as the investment adviser to T. Rowe Price Small-Cap Value Fund, and receives an investment management fee from the portfolio. T. Rowe Price Associates, Inc. is a registered investment adviser.

R.	Royce Capital Fund (333-01073 / 811-07537)

1.	Royce Capital Fund – Small-Cap Portfolio

Royce Capital Fund was organized as a Delaware statutory trust in January 1996. It is registered under the 1940 Act as an open-end management investment company. Royce Capital Fund currently offers two portfolios, one of which (the “Royce Capital Fund – Small-Cap Portfolio”) would be involved in the proposed Substitutions. The Royce Capital Fund – Small-Cap Portfolio offers two classes of shares: Investment Class shares and Service Class shares. Contract owners who are currently invested in Investment Class shares would be affected by the proposed Substitutions. Royce & Associates, LLC serves as the investment adviser to the portfolios and receives advisory fees from each portfolio. Royce & Associates, LLC is a registered investment adviser.

S.	Wilshire Variable Insurance Trust (333-15881 / 811-07917)

The Wilshire Variable Insurance Trust was organized as a Delaware statutory trust under a Declaration of Trust dated November 7, 1996. It is registered under the 1940 Act as an open-end, diversified management investment company. Three of the funds currently offered by the Trust would be involved in the proposed Substitutions: the “Wilshire 2015 ETF Fund”, “Wilshire 2025 ETF Fund”, and “Wilshire 2035 ETF Fund”. Wilshire Associates Incorporated serves as the investment adviser to each fund of the Wilshire Variable Insurance Trust, and receives advisory fees from each fund. Wilshire Associates Incorporated is a registered investment adviser. The funds are operated using a manager of managers approach.

1.	Wilshire 2015 ETF Fund

The Wilshire 2015 ETF Fund offers one class of shares.

2.	Wilshire 2025 ETF Fund

The Wilshire 2025 ETF Fund offers one class of shares.

3.	Wilshire 2035 ETF Fund

The Wilshire 2035 ETF Fund offers one class of shares.

T.	ALPS Variable Investment Trust (333-139186 / 811-21987)

ALPS Variable Investment Trust was organized as a Delaware statutory trust on July 26, 2000. It is registered under the 1940 Act as an open-end management investment company. ALPS Variable Investment Trust currently offers eight portfolios, five of which (the “Ibbotson Conservative ETF Asset Allocation Portfolio”; “Ibbotson Income and Growth ETF Asset Allocation Portfolio”; “Ibbotson Balanced ETF Asset Allocation Portfolio”; “Ibbotson Growth ETF Asset Allocation Portfolio”; and “Ibbotson Aggressive Growth ETF Asset Allocation Portfolio”) would be involved in the proposed Substitutions.

ALPS Advisors, Inc. serves as the investment adviser to each portfolio of ALPS Variable Investment Trust, and receives an annual management fee from each portfolio. ALPS Advisors, Inc. is a registered investment adviser.

1.	Ibbotson Conservative ETF Asset Allocation Portfolio

The portfolio offers two classes of shares: Class I and Class II shares. Contract owners who are currently invested in Class II shares of the Ibbotson Conservative ETF Asset Allocation Portfolio would be affected by the proposed Substitutions.

2.	Ibbotson Income and Growth ETF Asset Allocation Portfolio

The portfolio offers two classes of shares: Class I and Class II shares. Contract owners who are currently invested in Class II shares of the Ibbotson Income and Growth ETF Asset Allocation Portfolio would be affected by the proposed Substitutions.

3.	Ibbotson Balanced ETF Asset Allocation Portfolio

The portfolio offers two classes of shares: Class I and Class II shares. Contract owners who are currently invested in Class II shares of the Ibbotson Balanced ETF Asset Allocation Portfolio would be affected by the proposed Substitutions.

4.	Ibbotson Growth ETF Asset Allocation Portfolio

The portfolio offers two classes of shares: Class I and Class II shares. Contract owners who are currently invested in Class II shares of the Ibbotson Growth ETF Asset Allocation Portfolio would be affected by the proposed Substitutions.

5.	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio

The portfolio offers two classes of shares: Class I and Class II shares. Contract owners who are currently invested in Class II shares of the Ibbotson Aggressive Growth ETF Asset Allocation Portfolio would be affected by the proposed Substitutions.

U.	Variable Insurance Products Fund (002-75010 / 811-03329)

Fidelity’s Variable Insurance Products Fund was created under an initial declaration of trust dated November 13, 1981. It is registered under the 1940 Act as an open-end management investment company. The Variable Insurance Products Fund currently offers five portfolios, two of which (the “Growth Portfolio” and the “High Income Portfolio”) would be involved in the proposed Substitutions. Fidelity Management & Research Company serves as the investment adviser to each portfolio of the Variable Insurance Products Fund, and receives a management fee. Fidelity Management & Research Company is a registered investment adviser.

1.	Growth Portfolio

The portfolio offers three classes of shares: Initial Class shares, Service Class shares, and Service Class 2 shares. Contract owners who are currently invested in Service Class 2 shares of the Growth Portfolio would be affected by the proposed Substitutions.

2.	High Income Portfolio

The portfolio offers three classes of shares: Initial Class shares, Service Class shares, and Service Class 2 shares. Contract owners who are currently invested in Service Class 2 shares of the High Income Portfolio would be affected by the proposed Substitutions.

V.	Variable Insurance Products Fund III (033-54837 / 811-07205)

Fidelity’s Variable Insurance Products Fund III was created under an initial declaration of trust dated July 14, 1994. It is registered under the 1940 Act as an open-end management investment company. The Variable Insurance Products Fund III currently offers seven portfolios, two of which (the “Growth & Income Portfolio” and the “Mid Cap Portfolio”) would be involved in the proposed Substitutions. Fidelity Management & Research Company serves as the investment adviser to each portfolio of the Variable Insurance Products Fund III, and receives an annual management fee from each portfolio. Fidelity Management & Research Company is a registered investment adviser.

1.	Growth & Income Portfolio

The portfolio offers three classes of shares: Initial Class shares, Service Class shares, and Service Class 2 shares. Contract owners who are currently invested in Service Class 2 shares of the Growth & Income Portfolio would be affected by the proposed Substitutions.

2.	Mid Cap Portfolio

The portfolio offers three classes of shares: Initial Class shares, Service Class shares, and Service Class 2 shares. Contract owners who are currently invested in Service Class 2 shares of the Mid Cap Portfolio would be affected by the proposed Substitutions.

W.	Variable Insurance Products Fund II (033-20773 / 811-05511)

1.	Emerging Markets Portfolio

Fidelity’s Variable Insurance Products Fund II was created under an initial declaration of trust dated March 21, 1988. It is registered under the 1940 Act as an open-end management investment company. The Variable Insurance Products Fund II offers numerous portfolios, one of which (the “Emerging Markets Portfolio”) would be involved in the proposed Substitutions. Fidelity Management & Research Company serves as the investment adviser to each portfolio of the Variable Insurance Products Fund II, and receives a management fee. Fidelity Management & Research Company is a registered investment adviser.

The portfolio offers three classes of shares: Initial Class shares, Service Class shares, and Service Class 2 shares. Contract owners who are currently invested in Service Class 2 shares of the Emerging Markets Portfolio would be affected by the proposed Substitutions.

III.	THE REPLACEMENT PORTFOLIOS

A.	Variable Insurance Products Fund II (033-20773 / 811-05511)

1.	Index 500 Portfolio

Fidelity’s Variable Insurance Products Fund II was created under an initial declaration of trust dated March 21, 1988. It is registered under the 1940 Act as an open-end management investment company. The Variable Insurance Products Fund II offers seven portfolios, one of which (the “Index 500 Portfolio”) would be involved as a Replacement Portfolio in the proposed Substitutions. The Index 500 Portfolio offers three classes of shares: Initial Class shares, Service Class shares, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions.

Fidelity Management & Research Company (“FMR”) serves as the investment adviser to each portfolio of the Variable Insurance Products Fund II, and receives a management fee. FMR is a registered investment adviser. Pursuant to an SEC exemptive order, FMR intends to act pursuant to a manager of managers order with respect to the Index 500 Portfolio.

The Index 500 Portfolio currently is an investment choice available under the Contracts.

B.	Calvert Variable Products, Inc. (002-90309 / 811-04000)

1.	Calvert VP S&P MidCap 400 Index Portfolio

Calvert Variable Products, Inc. was organized as an open-end management investment company, incorporated in Maryland on January 24, 1984 and is registered under the 1940 Act. Calvert Variable Products, Inc. currently offers twelve portfolios, one of which (the “Calvert VP S&P MidCap 400 Index Portfolio”) would be involved as a Replacement Portfolio in the proposed Substitutions. The Calvert VP S&P MidCap 400 Index Portfolio offers two classes of shares: Class I shares and Class F shares. Class F shares would be involved in the proposed Substitutions.

Calvert Investment Management, Inc. serves as the investment adviser to each portfolio of Calvert Variable Products, Inc. and receives an investment advisory fee. Calvert Investment Management, Inc. is a registered investment adviser. Calvert Investment Management, Inc. acts pursuant to a manager of managers order.

The Calvert VP S&P MidCap 400 Index Portfolio currently is an investment choice available under the Contracts.

C.	Dreyfus Investment Portfolios (333-47011 / 811-08673)

1.	Small Cap Stock Index Portfolio

Dreyfus Investment Portfolios was organized as Massachusetts business trust on May 14, 1993 and is registered under the 1940 Act as an open-end management investment company. Dreyfus Investment Portfolios currently offers a number of portfolios, one of which (the “Small Cap Stock Index Portfolio”), which is “diversified under the 1940 Act, would be involved as a Replacement Portfolio in the proposed Substitutions. The Small Cap Stock Index Portfolio offers one class of shares (Service shares).

The Dreyfus Corporation serves as the investment adviser to the Small Cap Stock Index Portfolio and receives a management fee from the portfolio. The Dreyfus Corporation is a registered investment adviser.

The Small Cap Stock Index Portfolio currently is an investment choice available under the Contracts.

D.	Variable Insurance Products Fund IV (002-84130 / 811-03759)

1.	Real Estate Portfolio

Fidelity’s Variable Insurance Products Fund IV was created under an initial declaration of trust dated June 1, 1983. It is registered under the 1940 Act as an open-end management investment company. The Variable Insurance Products Fund IV currently has eleven portfolios, one of which (the “Real Estate Portfolio”) would be involved as a Replacement Portfolio in the proposed Substitutions.

Fidelity’s Real Estate Portfolio offers three classes of shares: Initial Class, Service Class, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions. Fidelity SelectCo, LLC serves as the investment adviser to Fidelity’s Real Estate Portfolio and receives a management fee from the portfolio. Fidelity SelectCo, LLC is a registered investment adviser.

E.	Variable Insurance Products Fund V (033-17704 / 811-05361)

Fidelity’s Variable Insurance Products Fund V was created under an initial declaration of trust dated September 9, 1989. The Variable Insurance Products Fund V currently has thirty-two portfolios, eight of which (the “Freedom 2015 Portfolio”, the “Freedom 2025 Portfolio”, the “Freedom 2035 Portfolio”, the “Fidelity VIP FundsManager 20% Portfolio”, the “Fidelity VIP FundsManager 50% Portfolio”, the “Fidelity VIP FundsManager 60% Portfolio”, the “Fidelity VIP FundsManager 70% Portfolio”, and the “Fidelity VIP FundsManager 85% Portfolio”) would be involved as a Replacement Portfolio in the proposed Substitutions.

1.	Freedom 2015 Portfolio

Fidelity’s Freedom 2015 Portfolio offers three classes of shares: Initial Class, Service Class, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions. Strategic Advisers serves as the Freedom 2015 Portfolio’s manager. The Freedom 2015 Portfolio does not pay a management fee to Strategic Advisers. Strategic Advisers is a registered investment adviser.

2.	Freedom 2025 Portfolio

Fidelity’s Freedom 2025 Portfolio offers three classes of shares: Initial Class, Service Class, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions. Strategic Advisers serves as the Freedom 2025 Portfolio’s manager. The Freedom 2025 Portfolio does not pay a management fee to Strategic Advisers. Strategic Advisers is a registered investment adviser.

3.	Freedom 2035 Portfolio

Fidelity’s Freedom 2035 Portfolio offers three classes of shares: Initial Class, Service Class, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions. Strategic Advisers serves as the Freedom 2035 Portfolio’s manager. The Freedom 2035 Portfolio does not pay a management fee to Strategic Advisers. Strategic Advisers is a registered investment adviser.

4.	Fidelity VIP FundsManager 20% Portfolio

Fidelity’s VIP FundsManager 20% Portfolio offers three classes of shares: Initial Class, Service Class, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions. Strategic Advisers, Inc. serves as the manager for Fidelity’s VIP FundsManager 20% Portfolio and receives a management fee from the portfolio.

5.	Fidelity VIP FundsManager 50% Portfolio

Fidelity’s VIP FundsManager 50% Portfolio offers three classes of shares: Initial Class, Service Class, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions. Strategic Advisers, Inc. serves as the manager for Fidelity’s VIP FundsManager 50% Portfolio and receives a management fee from the portfolio.

6.	Fidelity VIP FundsManager 60% Portfolio

Fidelity’s VIP FundsManager 60% Portfolio offers three classes of shares: Initial Class, Service Class, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions. Strategic Advisers, Inc. serves as the manager for Fidelity’s VIP FundsManager 60% Portfolio and receives a management fee from the portfolio.

7.	Fidelity VIP FundsManager 70% Portfolio

Fidelity’s VIP FundsManager 70% Portfolio offers three classes of shares: Initial Class, Service Class, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions. Strategic Advisers, Inc. serves as the manager for Fidelity’s VIP FundsManager 70% Portfolio and receives a management fee from the portfolio.

8.	Fidelity VIP FundsManager 85% Portfolio

Fidelity’s VIP FundsManager 85% Portfolio offers three classes of shares: Initial Class, Service Class, and Service Class 2 shares. Service Class 2 shares would be involved in the proposed Substitutions. Strategic Advisers, Inc. serves as the manager for Fidelity’s VIP FundsManager 85% Portfolio and receives a management fee from the portfolio.

F.	Franklin Templeton Variable Insurance Products Trust (033-23493 / 811-05583)

1.	Franklin High Income VIP Fund

The Franklin Templeton Variable Insurance Products Trust (the “Trust”) is registered under the 1940 Act as an open-end management investment company. The Trust was originally organized as a Massachusetts business trust on April 26, 1988 and was reorganized (effective May 1, 2007) as a Delaware statutory trust on October 18, 2006. The Trust currently offers a number of portfolios, one of which (the “Franklin High Income VIP Fund”) would be involved as a Replacement Portfolio in the proposed Substitutions. Franklin Templeton Variable Insurance Products Trust operates pursuant to a manager of managers order.

The Franklin High Income VIP Fund offers three classes of shares: Class 1, Class 2 and Class 4. Class 2 shares would be involved in the proposed Substitutions. Franklin Advisers, Inc. serves as the investment adviser to the Franklin High Income VIP Fund, and receives a management fee from the fund. Franklin Advisers, Inc. is a registered investment adviser.

G.	American Funds Insurance Series® (002-86838 / 811-03857)

1.	New World Fund

American Funds Insurance Series (the “Series”) is registered under the 1940 Act as an open-end investment company. The Series was organized as a Massachusetts business trust on September 13, 1983. The Series’ shareholders approved the reorganization of the Series to a Delaware statutory trust, and the reorganization may be completed in 2014. The Series reserves the right to delay implementing the reorganization. American Funds Insurance Series currently offers a number of funds, one of which (the “New World Fund”) would be involved as a Replacement Portfolio in the proposed Substitutions.

The New World Fund offers three classes of shares: Class 1, Class 2 and Class 4. Class 4 shares would be involved in the proposed Substitutions. Capital Research and Management CompanySM serves as the investment adviser to the New World Fund, and receives a management fee from the fund. Capital Research and Management Company is a registered investment adviser.

The New World Fund is currently an investment choice available under the Contracts.

IV.	THE PROPOSED SUBSTITUTIONS

A.	Proposed Substitutions

Horace Mann, on its own and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute different underlying investment options for underlying investment options currently available under the Contracts. In particular, the Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution of shares of the Replacement Portfolios listed in the table below for shares of the corresponding Removed Portfolios listed opposite their names. (The transactions listed below will each be referred to as a “Substitution,” and collectively referred to as the “Substitutions.”)

Sub. No.	Removed Portfolio	Replacement Portfolio
1.	Wilshire 5000 IndexSM Fund – Institutional Class	Index 500 Portfolio – Service Class 2

2.	Wilshire 5000 IndexSM Fund – Investment Class

3.	Growth & Income Portfolio – Service Class 2

4.	Davis Value Portfolio

5.	T. Rowe Price Equity Income Portfolio – II

6.	Wilshire Large Company Value Portfolio – Investment Class

7.	Growth Portfolio – Service Class 2

8.	Wilshire Large Company Growth Portfolio – Institutional Class

9.	Wilshire Large Company Growth Portfolio – Investment Class

10.	Delaware VIP U.S. Growth Series – Service Class

11.	AllianceBernstein Large Cap Growth Portfolio – Class B

12.	MidCap Stock Portfolio – Service Shares	Calvert VP S&P MidCap 400 Index Portfolio – Class F

13.	Mid Cap Portfolio – Service Class 2

14.	Rainier Small/Mid Cap Equity Fund – Original Class

15.	Ariel Appreciation Fund – Investor Class

16.	Goldman Sachs Mid Cap Value Fund – Service Shares

17.	VP Mid Cap Value Fund – Class 1

18.	Wells Fargo Advantage VT Opportunity Fund – Class 2

19.	AllianceBernstein Small/Mid Cap Value Portfolio – Class B

20.	Ariel Fund – Investor Class

21.	Growth Opportunities Portfolio – Class VC

Sub. No.	Removed Portfolio	Replacement Portfolio
22.	Putnam VT Multi-Cap Growth Fund – IB Shares

23.	Delaware VIP Smid Cap Growth Series – Service Class (formerly Delaware VIP Growth Opportunities Series, Service Class)

24.	Goldman Sachs Small Cap Equity Insights Fund – Institutional Shares	Small Cap Stock Index Portfolio – Service Shares

25.	Lazard Retirement US Small-Mid Cap Equity Portfolio – Service Shares

26.	Neuberger Berman Genesis Fund – Advisor Class

27.	T. Rowe Price Small-Cap Stock Fund – Advisor Class

28.	T. Rowe Price Small-Cap Value Fund – Advisor Class

29.	Wilshire Small Company Value Portfolio – Investment Class

30.	Royce Capital Fund – Small-Cap Portfolio – Investment Class

31.	AllianceBernstein Small Cap Growth Portfolio – Class B

32.	Wilshire Small Company Growth Portfolio – Investment Class

33.	Delaware VIP REIT Series – Service Class	Real Estate Portfolio – Service Class 2

34.	High Income Portfolio – Service Class 2	Franklin High Income VIP Fund – Class 2

35.	Wilshire 2015 ETF Fund	Freedom 2015 Portfolio – Service Class 2

36.	Wilshire 2025 ETF Fund	Freedom 2025 Portfolio – Service Class 2

37.	Wilshire 2035 ETF Fund	Freedom 2035 Portfolio – Service Class 2

38.	Ibbotson Conservative ETF Asset Allocation Portfolio – Class II	Fidelity VIP FundsManager 20% Portfolio – Service Class 2

Sub. No.	Removed Portfolio	Replacement Portfolio
39.	Ibbotson Income and Growth ETF Asset Allocation Portfolio – Class II	Fidelity VIP FundsManager 50% Portfolio – Service Class 2

40.	Ibbotson Balanced ETF Asset Allocation Portfolio – Class II	Fidelity VIP FundsManager 60% Portfolio – Service Class 2

41.	Ibbotson Growth ETF Asset Allocation Portfolio – Class II	Fidelity VIP FundsManager 70% Portfolio – Service Class 2

42.	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio – Class II	Fidelity VIP FundsManager 85% Portfolio – Service Class 2

43.	Emerging Markets Portfolio – Service Class 2	New World Fund – Class 4

The Substitutions proposed herein are part of an overall business goal of Horace Mann to improve the administrative efficiency and cost-effectiveness, as well as the attractiveness to investors, of its Contracts. To this end, Horace Mann undertook a thorough review of the investment options offered under its Contracts, with a goal of reducing costs to Contract owners while maintaining a high quality, yet simplified, line-up of investment options across seven asset classes.

This review involved an evaluation of investment performance, the investment process, and the investment teams responsible for the management of each investment option, with a view to past performance as well as future expectations, and comparisons of the investment performance of the investment options currently available under the Contracts with that of peer funds in the marketplace. Horace Mann also examined the level of investment by Contract owners in the current array of investment options available under its Contracts, the operating expenses of the investment options currently available under its Contracts and how those expenses compared with peer funds or benchmarks. Ultimately, Horace Mann concluded that the replacement of the Removed Portfolios is warranted, and identified investment options that Horace Mann believes would be more attractive to Contract owners.

B. Reasons for the Proposed Substitutions

Horace Mann currently offers an expansive array of fund types (e.g., equity, fixed income, and cash equivalents) and asset classes (e.g., growth, value), as well as asset allocation and lifestyle / target date fund investment choices.8 Based on an extensive evaluation of all of the investment options available under the Contracts, Horace Mann has determined that a more streamlined array of investment options, concentrated in fewer fund families, would permit Horace Mann to lower its costs of administering the Contracts and increase its operational and administrative efficiencies, and create a more manageable investment process for Contract owners.

1.	To Simplify Investment Options—Consolidating Overlapping Portfolios; Simplifying the Investment Process for Contract Owners

In selecting the Replacement Portfolios, Horace Mann evaluated each investment option offered under the Contracts to ensure that the proposed Substitutions would offer the same diversity of investment options from well-known and established fund families as is currently available under the Contracts, while simultaneously simplifying the current line-up of over 50 investment options. By eliminating overlapping investment options, Horace Mann can present a more consolidated and less confusing menu of investment options under the affected Contracts. Horace Mann believes that eliminating investment option redundancy and reducing the number of fund prospectuses that a Contract owner (or prospective Contract owner) must analyze to

[8]

For example, the investment platform available under the Contracts includes over fifty (50) investment choices that represent domestic equity (large-, mid-, and small cap funds of different asset classes), international equity (funds from both developed and emerging markets), specialty (e.g., a real estate fund), fixed income (e.g., money market and bond funds), and includes five (5) asset allocation and three (3) lifestyle / target date funds.

make an informed investment decision regarding the allocation of premium payments and Contract value, will enhance Contract owner understanding and make the investment decision process more manageable. Horace Mann believes the reduction in investment options will result in a more efficient and customer-friendly product offering, which in turn could make the Contracts more competitive investment choices.

Moreover, Horace Mann believes that the streamlining of investment choices would enhance the efficiency of its management and administration of the Contracts. In this regard, Horace Mann notes that the removal of redundant investment options—particularly those that have turned out to be less popular choices for Contract owners—would allow it to reduce certain costs it incurs in administering and overseeing the Contracts, and would result in enhanced and more timely communication with fund families of the investment options and with Contract owners and sales representatives regarding the available investment options.

2.	For Consistency—Similar Investment Objectives, Principal Investment Strategies, Principal Risks

Horace Mann has carefully reviewed each proposed Substitution with the goal of offering Contract owners investment options that are consistent with respect to asset class, management, and investment objective, and that may be positioned to provide better risk-adjusted returns. The proposed Substitutions involve substituting a Replacement Portfolio for a Removed Portfolio with very similar—and at times, substantially identical—investment objectives, investment strategies, and principal risks. In this regard, the expectations of Contract owners will continue to be met after the proposed Substitutions. The similarities between the Removed Portfolios and corresponding Replacement Portfolios are expected to simplify the process of explaining the proposed Substitutions to Contract owners.

3.	Same or Lower Net Annual Operating Expenses; Same or Lower Combined Investment Advisory or Management Fee and Rule 12b-1 Fee

Through the proposed Substitutions, Horace Mann seeks to replace investment choices in the current lineup with investment choices with lower expenses and with investment performance that is at least comparable to that of the Removed Funds. Because most of the proposed Substitutions involve the replacement of an actively managed fund with a passively managed index fund, the Section 26 Applicants anticipate that the proposed Substitutions will benefit Contract owners by lowering the annual operating expense ratios of the investment choices available under the Contracts.

In this regard, the Section 26 Applicants note that Contract owners with Contract value allocated to the subaccounts of the Removed Portfolios will have the same or lower net operating expenses after the proposed Substitutions as before the proposed Substitutions, except for the following Substitutions.

Sub. No.	Removed Portfolio	Replacement Portfolio
35.	Wilshire 2015 ETF Fund	Freedom 2015 Portfolio

36.	Wilshire 2025 ETF Fund	Freedom 2025 Portfolio

37.	Wilshire 2035 ETF Fund	Freedom 2035 Portfolio

40.	Ibbotson Balanced ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 60% Portfolio

41.	Ibbotson Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 70% Portfolio

42.	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 85% Portfolio

Each Replacement Portfolio has a combined management and 12b-1 fee that is less than or equal to that of the Removed Portfolio, except for the following Substitution.

Sub. No.	Removed Portfolio	Replacement Portfolio
1.	Wilshire 5000 Index Fund	Index 500 Portfolio

In addition, many of the Replacement Portfolios have more assets under management than the corresponding Removed Portfolios. Generally speaking, larger funds tend to have lower expenses than comparable funds that are smaller because, with more assets, fixed fund expenses are spread over a larger base, lowering the expense ratios. Therefore, as a result of the Substitutions, various costs such as legal, accounting, printing and trustee / director fees will be spread over a larger base with each Contract owner bearing a smaller portion of the cost than would be the case if the Replacement Portfolio were smaller in size. Larger funds also may have lower trading expenses, which, in turn, could result in higher returns.

4.	No Expense to Contract Owners

The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a substantially similar Portfolio without interruption and without any cost to them. Horace Mann has agreed to bear all expenses incurred in connection with the Substitutions, including legal, accounting, brokerage and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Contract owners. The Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitutions than before the Substitutions. The Contract value of each Contract owner affected by the Substitutions will not change as a result of the Substitutions.

5.	Potential Reduction of Costs to Insurance Company and Enhanced Risk Management

The proposed Substitutions also may afford additional benefits to Horace Mann. For example, as noted above, the proposed Substitutions will enable Horace Mann to reduce certain costs that it incurs in managing and administering the Contracts by consolidating the lineup of investment choices available to reduce the number of Portfolios that overlap in type, investment style, and investment strategy. In addition, the fees payable by certain Replacement Portfolios (including without limitation Rule 12b-1 fees, shareholder service, administration, or other service fees, revenue sharing or other arrangements in connection with Contract value invested in such Replacement Portfolios) may be more profitable to Horace Mann than the fees payable by the corresponding Removed Portfolios.

Greater Efficiencies in Managing and Administering Contracts. Issuers of variable contracts are required, under provisions of the 1940 Act, to provide certain mailings and communications that are generated by the investment options under their variable contracts. Specifically, insurance companies must distribute prospectuses, prospectus supplements, and proxy materials to the beneficial owners of interests in those investment options (i.e., the contract owners). Off-cycle communications create mailing and administrative expenses for the issuing insurance company. The expense increases as more mutual funds and mutual fund companies are offered as investment choices under variable contracts.

The proposed Substitutions will result in a decrease of the number of different underlying mutual funds and mutual fund companies offered in the Contracts. More specifically, with fewer third-party underlying mutual fund providers, customer mailings (e.g., supplements) will decrease. Customers benefit by receiving fewer and clearer mailings, and the Section 26 Applicants benefit from the cost savings associated with aggregating and scheduling the mailings. Horace Mann anticipates that having fewer investment options will result in lower administrative costs, which could permit the allocation of resources to provide additional Contract owner services and support.

Enhanced Risk Management. Horace Mann provides certain death benefit and other guarantees under the Contracts. In providing these guarantees, Horace Mann assumes, and seeks to manage, the risk that Contract owner account values will not be sufficient to pay the guaranteed amounts when due and Horace Mann will have to use its general account assets to cover the shortfall. The proposed Substitutions may enhance Horace Mann’s ability to manage the risks associated with these guarantees, which potentially could have a positive impact on Horace Mann’s profitability and/or financial position. These factors also could allow Horace Mann to offer more competitively priced products in the future and to continue to make guaranteed benefits available under the Contracts that it offers to investors.

C.	Description and Comparison of the Portfolios

Following is a description and comparison of the relevant attributes of each Removed Portfolio and its corresponding Replacement Portfolio.

Substitution #1—Wilshire 5000 Index Fund (Institutional Class), and

Substitution #2—Wilshire 5000 Index Fund (Investment Class), replaced by Index 500 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Removed Portfolio	Replacement Portfolio
Wilshire 5000 Index Fund	Index 500 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Wilshire Associates Incorporated (Los Angeles Capital)	Fidelity Management & Research Company (FMR) (Geode Capital Management, LLC (Geode) and FMR Co., Inc. (FMRC))

Investment Objective	Investment Objective

To replicate as closely as possible the performance of the Wilshire 5000 IndexSM (the “Index”)[9] before the deduction of Index Fund expenses.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.[10]

Principal Investment Strategies	Principal Investment Strategies

•     Invests at least 80% of its assets in the common stock of companies included in the Index that are representative of the Index

•     Normally holds stocks representing at least 90% of the total market value of the Index

•     May invest in the common stock of companies of any size, including small-cap companies

•     Uses enhanced “stratified sampling” techniques—involving sector weighting and portfolio characteristics profiling—in an attempt to replicate the performance of the Index

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

[9]	The Wilshire 5000 IndexSM is an unmanaged index which measures the performance of all equity securities of U.S. headquartered issuers with readily available price data. The Index includes over 4,500 stocks, with each stock weighted according to its market value. This means that companies having larger stock capitalizations will have a larger impact on the market value of the Index. The Index has been computed continuously since 1974 and is published daily in many major U.S. newspapers and is the broadest measure of the U.S. equity market. The Index Fund normally holds stocks representing at least 90% of the Index’s total market value, which ranges between 1,000 and 2,500 stocks.
[10]	The S&P 500 Index consists of the common stocks of 500 major U.S. corporations.

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks

• Equity risk • Index risk • Small-cap risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Section 26 Applicants believe that the Removed Portfolios and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies and risks. The investment objective of each Removed Portfolio is to track the Wilshire 5000 Index; and the Replacement Portfolio seeks to track the S&P 500 Index. The Removed and the Replacement Portfolios each invests at least 80% of its assets in the common stock of companies included in their respective benchmark index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitutions. For example, while the Removed Portfolios may incidentally invest in small-cap companies, only 1,000 to 2,500 stocks represent at least 90% of the total market value of the Wilshire 5000 Index and large-cap companies have a greater impact on the Index’s market value. Therefore, the primary investments of each Removed Portfolio, like those of the Replacement Portfolio, include larger-capitalization companies. Accordingly, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Index 500 Portfolio, were approximately $368.04 million, while the net assets of the Removed Portfolio (Wilshire 5000 Index Fund, Institutional Class) were approximately $60.3 million and the net assets of the Removed Portfolio (Wilshire 5000 Index Fund, Investment Class) were approximately $2 million. The total net assets of all classes of the Removed Portfolio were approximately $236.2 million. The Substitutions will involve approximately 38% of the net assets of the Removed Portfolio (Wilshire 5000 Index Fund, Institutional Class) and approximately 16% of the net assets of the Removed Portfolio (Wilshire 5000 Index Fund, Investment Class). The Substitutions will involve approximately 21% of the total net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio— Substitution #1	Removed Portfolio— Substitution #2	Replacement Portfolio
	Wilshire 5000 Index Fund		Index 500 Portfolio
Share Class	Institutional Class	Investment Class	Service Class 2
Management Fee	0.10%	0.10%	0.045%
Distribution and/or Service Fees (12b-1 fees)	None	0.25%	0.25%
Other Expenses	0.36%	0.33%	0.055%

Total Annual Portfolio Operating Expenses	0.46%	0.68%	0.35%
Fee Waiver / Expense Reimbursement	N/A	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	0.46%	0.68%	0.35%

For the periods covered by the most recent prospectuses for the Removed Portfolios (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitutions #1 and #2, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio (Investment Class). While the combined management fee plus 12b-1 fee of the Replacement Portfolio was higher than that of the Removed Portfolio

(Institutional Class), the total annual operating expense ratio of the Replacement Portfolio was lower than that of both the Removed Portfolio (Institutional Class) and the Removed Portfolio (Investment Class). Any concerns with a higher combined management fee plus 12b-1 fee are lessened, however, because the Substitutions will require Contract owner approval—that is, a Contract owner vote on the Substitution will involve a vote on the increased fees. It is anticipated that the Substitutions will benefit Contract owners with Contract value allocated to either Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Removed Portfolio (Institutional Class) and the Replacement Portfolio for the one-year, five-year and ten-year periods as of December 31, 2013. The performance of the Removed Portfolio (Institutional Class) and the Replacement Portfolio over the five-year and ten-year periods is comparable.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio— Substitution #1
Institutional Class	32.48%	17.93%	7.41%
Wilshire 5000 Index (reflects no deduction for fees, expenses, or taxes)	33.09%	18.59%	7.97%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

The chart below compares the average annual total returns for the Removed Portfolio (Investment Class) and the Replacement Portfolio for the one-year, five-year and ten-year periods as of December 31, 2013. The performance of the Removed Portfolio (Investment Class) and Replacement Portfolio over the one-, five-, and ten-year periods is comparable.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio—Substitution #2
Investment Class	32.10%	17.69%	7.17%
Wilshire 5000 IndexSM (reflects no deduction for fees, expenses or taxes)	33.09%	18.59%	7.97%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

Substitution #3—Growth & Income Portfolio (Service Class 2) replaced by Index 500 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Growth & Income Portfolio	Index 500 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Fidelity Management & Research Company (FMR)	Fidelity Management & Research Company (FMR)

(FMR Co., Inc. (FMRC) and other investment advisers)	(Geode Capital Management, LLC (Geode) and FMR Co., Inc. (FMRC))

Investment Objective	Investment Objective

Seeks high total return through a combination of current income and capital appreciation	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     Normally invests a majority of assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation

•     May invest in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation

•     Invests in domestic and foreign issuers

•     Invests in either “growth” stocks or “value” stocks or both

•     Uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Principal Risks	Principal Risks

• Stock market volatility • Interest rate changes • Foreign exposure • Issuer-specific changes	• Stock market volatility • Issuer-specific changes • Correlation to index

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies and risks. The Removed Portfolio’s investment objective is high total return through a combination of current income and capital appreciation, and the Replacement Portfolio seeks to track the S&P 500 Index, which includes a substantial income component. The Removed and Replacement Portfolios invest in the same asset class. The Removed Portfolio invests a majority of its assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation, while the Replacement Portfolio invests at least 80% of its assets in common stocks included in the S&P 500 Index. The S&P 500 Index represents 500 leading U.S. corporations and includes stocks that pay dividends.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Although the assets of the Removed Portfolio include a wider array of investments—e.g., securities of foreign issuers, debt securities, and “value” as well as “growth” securities, the Removed Portfolio’s primary investments—securities that pay current dividends and show potential for capital appreciation—are in line with stocks included in the S&P 500 Index. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Index 500 Portfolio, were approximately $368.04 million, while the net assets of the Removed Portfolio, the Growth & Income Portfolio, were approximately $337.2 million. The Substitution will involve approximately 9.85% of the net assets of the Removed Portfolio. Service Class 2 shares of the Replacement Portfolio will be substituted for Service Class 2 shares of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Growth & Income Portfolio	Index 500 Portfolio
Share Class	Service Class 2	Service Class 2
Management Fee	0.45%	0.045%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.13%	0.055%

Total Annual Portfolio Operating Expenses	0.83%	0.35%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	0.83%	0.35%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #3, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio. Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee and the total annual operating expense ratio of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Service Class 2 share of the Removed Portfolio and the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Removed and Replacement Portfolios’ performance over the one- and five-year periods was comparable and the Replacement Portfolio slightly outperformed the Removed Portfolio over the ten-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Service Class 2	33.25%	18.37%	6.80%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

Substitution #4—Davis Value Portfolio replaced by Index 500 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Davis Value Portfolio	Index 500 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Davis Selected Advisers, L.P.	Fidelity Management & Research Company (FMR)

(Davis Selected Advisers-NY, Inc., a wholly owned subsidiary of the Adviser)	(Geode Capital Management, LLC (Geode) and FMR Co., Inc. (FMRC))

Investment Objective	Investment Objective

Long-term growth of capital.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index.

Principal Investment Strategies	Principal Investment Strategies

•     Invests principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by large companies with market capitalizations of at least $10 billion; historically, has invested a significant portion of its assets in financial services companies and in foreign companies, and may also invest in mid- and small-capitalization companies.

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Removed Portfolio	Replacement Portfolio

•     Conducts extensive research to try to identify businesses that possess characteristics that investment adviser believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages.

•     Seeks equity securities that can be purchased at attractive valuations relative to their intrinsic value, with goal of investing in companies for the long term.

Principal Risks	Principal Risks

•    Stock market risk

•    Manager risk

•    Common stock risk

•    Large-capitalization companies risk

•    Mid- and small-capitalization companies risk

•    Headline risk

•    Financial services risk

•    Foreign country risk

•    Emerging market risk

•    Foreign currency risk

•    Depositary receipts risk

•    Fees and expenses risk

• Stock market volatility • Issuer-specific changes • Correlation to index

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies and risks. The Removed Portfolio’s investment objective is long-term growth of capital, and the Replacement Portfolio seeks to track the S&P 500 Index. Both Portfolios invest most of their assets in the common stocks of large U.S. companies. The Removed Portfolio principally invests in common stocks issued by large U.S. companies with market capitalizations of at least $10 billion. The Replacement Portfolio invests at least 80% of its assets in common stocks included in the S&P 500 Index, which represents large U.S. companies’ stocks.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Even though the Removed Portfolio has greater latitude for permitted investments and may invest in foreign companies and small- and mid-capitalization companies, the Removed Portfolio invests principally in common stocks of large-cap U.S. companies. Further, the S&P 500, which includes only financially viable companies, is the benchmark index for both the Removed and Replacement Portfolios. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Index 500 Portfolio, were approximately $368.04 million, while the net assets of the Removed Portfolio, the Davis Value Portfolio, were approximately $388.9 million. The Substitution will involve approximately 6.76% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Davis Value Portfolio	Index 500 Portfolio
Share Class	Only One Share Class	Service Class 2
Management Fee	0.55%	0.045%
Distribution and/or Service Fees (12b-1 fees)	0.00%	0.25%
Other Expenses	0.07%	0.055%

Total Annual Portfolio Operating Expenses	0.62%	0.35%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	0.62%	0.35%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #4, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio. Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the single class of shares of the Removed Portfolio and the Service Class 2 shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the five-year and ten-year periods and the Replacement Portfolio’s performance over the one-year period was comparable to the its benchmark index and the Removed Portfolio.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Davis Value Portfolio	33.43%	16.42%	6.56%
S&P 500 Index	32.39%	17.94%	7.41%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

Substitution #5—T. Rowe Price Equity Income Portfolio – II replaced by Index 500 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
T. Rowe Price Equity Income Portfolio – II	Index 500 Portfolio

Investment Adviser	Investment Adviser (Subadviser)

T. Rowe Price Associates, Inc.	Fidelity Management & Research Company (FMR)

(Geode Capital Management, LLC (Geode) and FMR Co., Inc. (FMRC))

Investment Objective	Investment Objective

Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index.

Principal Investment Strategies	Principal Investment Strategies

•     Normally invests at least 80% of its net assets (including any borrowing for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued

•     Typically seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth.

•     Generally looks for companies in the aggregate with one or more of the following: (1) established operating history; (2) above-average dividend yield relative to the S&P 500; (3) low price/earnings ratio relative to the S&P 500; (4) a sound balance sheet and other positive financial characteristics; and (5) low stock price relative to a company’s underlying value

•     May deviate from its normal investment criteria, and purchase securities that the fund’s management believes will provide an opportunity for substantial appreciation

•     Most assets will typically be invested in U.S. common stocks, but may also invest in foreign stocks in keeping with the fund’s objectives

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Removed Portfolio	Replacement Portfolio
• May sell securities to, among other reasons, secure gains, limit losses, or redeploy assets into more promising opportunities

Principal Risks	Principal Risks

• Active management risk • Risks of stock investing • Investment style risk • Dividend-paying stock risk • Market capitalization risk • Foreign investing risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies and risks. The Removed Portfolio’s investment objective is to provide substantial dividend income as well as long-term growth of capital through investments in established companies’ common stocks, and the Replacement Portfolio seeks to track the S&P 500 Index, which includes income and capital appreciation components. The Removed Portfolio invests at least 80% of its assets in the common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. The Replacement Portfolio invests at least 80% of its assets in common stocks included in the S&P 500 Index. The S&P 500 represents equity securities of 500 well-established, leading U.S. companies, some of which pay dividends.

The Section 26 Applicants believe that any differences in the Portfolios’ investment strategies and risks do not introduce Contract owners to materially greater risks than before the Substitution. For example, while the Removed Portfolio may deviate from its normal investment criteria, it does so to purchase securities that may, according to management, provide substantial appreciation. As previously noted, capital appreciation is a component of the S&P 500 Index and, therefore, is part of the Replacement Portfolio’s investment objective. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Index 500 Portfolio, were approximately $368.04 million, while the net assets of the Removed Portfolio, the T. Rowe Price Equity Income Portfolio – II, were approximately $1,242.6 million. The Substitution will involve approximately 1.53% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	T. Rowe Price Equity Income Portfolio—II	Index 500 Portfolio
Share Class	Only one share class	Service Class 2
Management Fee	0.85%	0.045%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.00%	0.055%

Total Annual Portfolio Operating Expenses	1.10%	0.35%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	1.10%	0.35%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #5, the combined management fee plus 12b-1 fee and the total annual operating expense ratio of the Replacement Portfolio was significantly lower than that of the Removed Portfolio. Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Removed Portfolio and the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one- and five-year periods and the Portfolios’ performance over the ten-year period is comparable.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
T. Rowe Price Equity Income Portfolio – II	29.41%	16.57%	7.14%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%
Lipper Variable Annuity Underlying Equity Income Funds Average	28.16%	16.20%	7.14%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

Substitution #6—Wilshire Large Company Value Portfolio (Investment Class) replaced by Index 500 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Wilshire Large Company Value Portfolio	Index 500 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Wilshire Associates Incorporated	Fidelity Management & Research Company (FMR)

(Los Angeles Capital Management and Equity Research, Inc.; Pzena Investment Management, LLC; and Systematic Financial Management, L.P.)	(Geode Capital Management, LLC (Geode) and FMR Co., Inc. (FMRC))

Removed Portfolio	Replacement Portfolio
Investment Objective	Investment Objective

To provide investment results of a portfolio of publicly traded common stocks of companies in the large cap value sub-category of the Wilshire 5000 Index.SM	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index.

Principal Investment Strategies	Principal Investment Strategies

•     Focuses on the large company value segment of the U.S. equity market.

•     Invests substantially all of its assets in the common stock of companies with larger market capitalizations—generally greater than $10 billion at the time of purchase.

•     Generally invests in companies with relatively low price to book value ratios, low price to earnings ratios and higher than average dividend yields

•     Uses a multi-manager strategy with multiple subadvisers who employ different strategies.

•     Los Angeles Capital seeks to generate incremental returns above the Portfolio’s benchmark, the Russell 1000 Value Index, while attempting to control investment risk relative to the benchmark.

•     Pzena Investment Management, LLC focuses exclusively on companies that it believes are underperforming their historically demonstrated earnings power; invests in a company only when it judges that the company’s problems are temporary, the company’s management has a viable strategy to generate earnings recovery, and believes there is meaningful downside protection in case the earnings recovery does not materialize

•     Systematic Financial Management, L.P. (“Systematic”) seeks to identify undervalued companies in the early stages of a fundamental improvement confirmed through one or more positive earnings catalysts that may provide superior long-term capital appreciation.

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks

• Equity risk • Style risk • Multi-managed fund risk • Portfolio turnover risk • Foreign investment risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies and risks. Both the Removed Portfolio and the Replacement Portfolio invest in common stock of large-cap U.S. companies. The Removed Portfolio concentrates its investments in the large-cap value subcategory of the Wilshire 5000 Index. The Replacement Portfolio seeks to replicate the performance of the (mostly large-cap) companies that comprise the S&P 500 Index, which consists of both “growth” and “value” stocks. The Section 26 Applicants believe that any differences in risks and investment objectives and strategies between the Removed Portfolio and the Replacement Portfolio do not introduce Contract owners to materially greater risks than before the Substitution. As such, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Index 500 Portfolio, were approximately $368.04 million, while the net assets of the Removed Portfolio, the Wilshire Large Company Value Portfolio, were approximately $162.8 million. The Substitution will involve approximately 25% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Wilshire Large Company Value Portfolio	Index 500 Portfolio
Share Class	Investment Class	Service Class 2
Management Fee	0.75%	0.045%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.25%	0.055%

Total Annual Portfolio Operating Expenses	1.25%	0.35%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	1.25%	0.35%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #6, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was significantly lower than that of the Removed Portfolio. It is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Investment Class share of the Removed Portfolio and the Service Class 2 share of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the five- and ten-year periods. Although the Removed Portfolio outperformed the Replacement Portfolio over the one-year period, over that same period, the Replacement Portfolio’s performance is comparable to its benchmark index.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Investment Class	36.54%	17.38%	6.44%
Russell 1000 Value Index (reflects no deduction for fees, expenses or taxes)	32.53%	16.67%	7.58%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

Substitution #7—Growth Portfolio (Service Class 2) replaced by Index 500 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Growth Portfolio	Index 500 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Fidelity Management & Research Company (FMR)	Fidelity Management & Research Company (FMR)

(FMR Co., Inc. (FMRC) and other investment advisers)	(Geode Capital Management, LLC (Geode) and FMR Co., Inc. (FMRC))

Investment Objective	Investment Objective

The fund seeks to achieve capital appreciation	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Principal Investment Strategies	Principal Investment Strategies

•     Normally invests primarily in common shares of domestic and foreign issuers that investment adviser believes have above-average growth potential

•     Selects investments using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks

• Stock market volatility	• Stock market volatility

• Foreign exposure	• Issuer-specific changes

• Issuer-specific changes	• Correlation to index

• “Growth” investing

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies and risks. The Removed Portfolio’s investment objective is to achieve capital appreciation, and the Replacement Portfolio seeks to track the S&P 500 Index, of which capital appreciation is a substantial component. The Removed and Replacement Portfolios invest in the same asset class. The Removed Portfolio normally invests primarily in common shares of domestic and foreign issuers that the investment adviser believes have above-average growth potential. The Replacement Portfolio invests at least 80% of its assets in common stocks included in the S&P 500 Index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Indeed, because the Replacement Portfolio invests in shares of domestic issuers, while the Removed Portfolio invests in shares of foreign and domestic issuers, Contract owners will no longer face the risk of foreign exposure after the Substitution. In addition, FMR is the investment advisor for the Replaced and Replacement Portfolios. Therefore, after the Substitution, Contract owners will be invested in a comparable, yet less risky, investment choice, managed by the same high quality advisor.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Index 500 Portfolio, were approximately $368.04 million, while the net assets of the Removed Portfolio, the Growth Portfolio, were approximately $784.81 million. The Substitution will involve approximately 11% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Growth Portfolio	Index 500 Portfolio
Share Class	Service Class 2	Service Class 2
Management Fee	0.55%	0.045%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.11%	0.055%

Total Annual Portfolio Operating Expenses	0.91%	0.35%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	0.91%	0.35%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #7, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was significantly lower than that of the Removed Portfolio. Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Service Class 2 shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the ten-year period. Although the Removed Portfolio outperformed the Replacement Portfolio over the one- and five-year period, over the same periods, the Replacement Portfolio performed comparably to its benchmark index.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Service Class 2	36.00%	19.78%	6.67%
Russell 3000® Growth Index (reflects no deduction for fees, expenses, or taxes)	34.23%	20.56%	7.95%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

Substitution #8—Wilshire Large Company Growth Portfolio (Institutional Class)—and Substitution #9—Wilshire Large Company Growth Portfolio (Investment Class)—replaced by Index 500 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Wilshire Large Company Growth Portfolio	Index 500 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Wilshire Associates Incorporated	Fidelity Management & Research Company (FMR)

(Cornerstone Capital Management LLC (“Cornerstone”); Los Angeles Capital Management and Equity Research, Inc. (“Los Angeles Capital”); Victory Capital Management Inc. (“Victory”))	(Geode Capital Management, LLC (Geode) and FMR Co., Inc. (FMRC))

Investment Objective	Investment Objective

To provide investment results of a portfolio of publicly traded common stocks of companies in the large cap growth sub-category of the Wilshire 5000 IndexSM	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     Focuses on the large company growth segment of the U.S. equity market

•     Invests substantially all of its assets in common stock of companies with larger market capitalizations—generally greater than $10 billion at the time of purchase

•     Invests in companies that historically have above average earnings or sales growth and retention of earnings; often such companies have above average price to earnings ratios

•     Uses a multi-manager strategy with multiple subadvisers who employ different strategies

•     Cornerstone focuses broadly on companies with over $1 billion in market capitalization, strong management with a proven track record, and a sustainable competitive advantage; employs short-term contrarian approach

•     Los Angeles Capital seeks to generate incremental returns above the Portfolio’s benchmark, the Russell 1000 Growth Index, while attempting to control investment risk relative to the benchmark

•     Victory employs a growth-oriented style using bottom-up fundamental company analysis; focuses on high-quality, large-capitalization equity securities that it believes are likely to produce superior earnings growth

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Principal Risks	Principal Risks

• Equity risk • Style risk • Multi-managed fund risk • Portfolio turnover risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Section 26 Applicants believe that the Removed Portfolios and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies and risks. The Removed Portfolios seek to track the performance of the large cap growth sub-category of the Wilshire 5000 Index, and the Replacement Portfolio seeks to track the performance of the S&P 500 Index. Both the large cap growth sub-category of the Wilshire 5000

Index and the S&P 500 Index invest primarily in the common stock of U.S. companies with market value capitalization of $10 billion or more. Although differences in risks and investment objectives and strategies exist among the Removed Portfolios and the Replacement Portfolio, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitutions. As such, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitutions.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Index 500 Portfolio, were approximately $368.04 million, while the net assets of the Removed Portfolio, the Wilshire Large Company Growth Portfolio, were approximately $182.4 million (Institutional Class) and $107.4 million (Investment Class). The total net assets of the Removed Portfolio were approximately $289.8 million. Substitution # 8 will involve approximately 11% of the net assets of the Removed Portfolio (Institutional Class); Substitution # 9 will involve approximately 24% of the net assets of the Removed Portfolio (Investment Class). The Substitutions will involve approximately 16% of the total net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio— Substitution #8	Removed Portfolio— Substitution #9	Replacement Portfolio
	Wilshire Large Company Growth Portfolio		Index 500 Portfolio
Share Class	Institutional Class	Investment Class	Service Class 2
Management Fee	0.75%	0.75%	0.045%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.25%
Other Expenses	0.31%	0.36%	0.055%

Total Annual Portfolio Operating Expenses	1.06%	1.36%	0.35%
Fee Waiver / Expense Reimbursement	N/A	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	1.06%	1.36%	0.35%

For the periods covered by the most recent prospectuses for the Removed Portfolios (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitutions #8 and #9, the combined management fee and 12b-1 fee of the Replacement Portfolio was lower than the combined management fee and 12b-1 fee, if any, of the Removed Portfolio (Investment Class) and the Removed Portfolio (Institutional Class). In addition, the total annual operating expense ratio of the Replacement Portfolio was significantly lower than that of the Removed Portfolio (Institutional Class) and Removed Portfolio (Investment Class). Furthermore, it is anticipated that, immediately after the Substitutions, the combined management fee plus 12b-1 fee and total annual operating expense ratio of the Replacement Portfolio will each be lower than those of the Removed Portfolio (Institutional Class) and the Removed Portfolio (Investment Class). Accordingly, it is anticipated that the Substitutions will benefit Contract owners with Contract value allocated to the Removed Portfolios by lowering the total annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Removed Portfolio (Institutional Class) and the Replacement Portfolio (Service Class 2) for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-year and ten-year periods, and performed comparably to its benchmark index over the five-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio—Substitution #8
Institutional Class	30.60%	18.75%	7.04%
Russell 1000 Growth Index (reflects no deduction for fees, expenses or taxes)	33.48%	20.39%	7.83%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

The chart below compares the average annual total returns for the Removed Portfolio (Investment Class) and the Replacement Portfolio (Service Class 2) for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-year and ten-year periods, and performed comparably to its benchmark index over the five-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio—Substitution #9
Investment Class	30.22%	18.36%	6.67%
Russell 1000 Growth Index (reflects no deduction for fees, expenses or taxes)	33.48%	20.39%	7.83%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

Substitution #10—Delaware VIP U.S. Growth Series (Service Class) replaced by Index 500 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Delaware VIP U.S. Growth Series	Index 500 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Delaware Management Company, a series of Delaware Management Business Trust	Fidelity Management & Research Company (FMR)

(Geode Capital Management, LLC (Geode) and FMR Co., Inc. (FMRC))

Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Principal Investment Strategies	Principal Investment Strategies

•     Invests primarily in common stocks of companies that its investment manager believes have long-term capital appreciation potential and expects to grow faster than the U.S. economy

•     Using a bottom-up approach, the investment manager seeks to select securities the investment manager believes have large end-market potential, dominant business models, and strong free cash flow generation that are attractively priced compared to the intrinsic value of the securities; the investment manager also considers a company’s operational efficiencies, management’s plans for capital allocation, and the company’s shareholder orientation

•     Under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) are invested in U.S. investments

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks

• Market risk • Derivatives risk • Liquidity risk • Foreign risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies and risks. The Removed Portfolio’s investment objective is long-term capital appreciation, and the Replacement Portfolio seeks to track the S&P 500 Index, which has a substantial capital appreciation component. The Removed Portfolio normally invests at least 80% of its net assets in common stocks of U.S. companies, primarily those its investment manager believes have long-term capital appreciation potential and may grow faster than the U.S. economy. The Replacement Portfolio invests at least 80% of its assets in common stocks included in the S&P 500 Index, which represents 500 leading U.S. companies.

Although differences in risks and investment objectives and strategies exist between the Removed Portfolio and the Replacement Portfolio, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. For example, while the Removed Portfolio may have greater investment latitude for permitted investments and may invest in foreign as well as domestic companies, the principal objective of the Removed Portfolio is long-term capital appreciation and its primary investments are U.S. companies. Capital appreciation is a significant component of the S&P 500 Index, which consists of U.S. companies, and is the benchmark index for the Replacement Portfolio. However, because the Replacement Portfolio invests in shares of domestic issuers, while the Removed Portfolio may also invest in shares of foreign and domestic issuers, Contract owners will no longer face the risk of foreign exposure after the Substitution. For these reasons, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Index 500 Portfolio, were approximately $368.04 million, while the net assets of the Removed Portfolio, the Delaware VIP U.S. Growth Series, were approximately $483.6 million. The Substitution will involve approximately 0.33% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Delaware VIP U.S. Growth Series	Index 500 Portfolio
Share Class	Service Class	Service Class 2
Management Fee	0.65%	0.045%
Distribution and/or Service Fees (12b-1 fees)	0.30%	0.25%
Other Expenses	0.09%	0.055%

Total Annual Portfolio Operating Expenses	1.04%	0.35%
Fee Waiver / Expense Reimbursement	(0.05%)	N/A

Total – After Fee Waiver / Expense Reimbursement	0.99%	0.35%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #10, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (even after taking into account the contractual fee waiver / expense reimbursement that applies to the Removed Portfolio). Furthermore, it is anticipated that both the combined management fee plus 12b-1 fee and the total annual operating expense ratio of the Replacement Portfolio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Service Class shares of the Removed Portfolio and the Service Class 2 shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. Although the Removed Portfolio outperformed the Replacement Portfolio over the one-, five-, and ten-year periods, the performance of the Removed Portfolio and the Replacement Portfolio over the ten-year period is comparable. Further, the Replacement Portfolio performed comparably to its benchmark index over the one-, five-, and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Service Class	34.44%	22.15%	7.71%
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	33.48%	20.39%	7.83%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

Substitution #11—AllianceBernstein Large Cap Growth Portfolio (Class B) replaced by the Index 500 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
AllianceBernstein Large Cap Growth Portfolio	Index 500 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

AllianceBernstein L.P.	Fidelity Management & Research Company (FMR)

(Geode Capital Management, LLC (Geode) and FMR Co., Inc. (FMRC))

Investment Objective	Investment Objective

Long-term growth of capital	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Principal Investment Strategies	Principal Investment Strategies

•     Invests primarily in equity securities of a limited number of large, seasoned U.S. companies

•     Under normal circumstances, will invest at least 80% of its net assets in common stocks of U.S. companies with market capitalizations within the range of market capitalizations of companies appearing in the Russell 1000 Growth Index; may also invest in foreign securities.

•     Allocates the Portfolio’s investments among broad sector groups based on fundamental company research

•     Focus is on companies with high sustainable growth prospects, high or improving return on invested capital, transparent business models, and strong and lasting competitive advantages

•     May, at times, invest in shares of exchange-traded funds, or ETFs, in lieu of making direct investments in securities.

•     May enter into derivatives transactions, such as options, futures contracts, forwards and swaps; these transactions may be used, for example, in an effort to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks

• Market risk • Focused portfolio risk • Foreign (non-U.S.) risk • Derivatives risk • Management risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies and risks. The Removed Portfolio’s investment objective is long-term growth of capital, and the Replacement Portfolio seeks to track the S&P 500 Index. The Removed Portfolio invests at least 80% of its net assets in the common stock of U.S. companies with market capitalizations within the range of those of companies appearing in the Russell 1000 Growth Index. The Replacement Portfolio invests at least 80% of its assets in common stocks included in the S&P 500 Index. Both Portfolios’ benchmark indices (the Russell 1000 Growth Index and the S&P 500 Index) measure the performance of U.S. large-cap companies.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Rather, the Replacement Portfolio’s investment strategy may present less investment risk to Contract owners. The Replacement Portfolio primarily invests in the S&P 500 Index, which includes 500 leading U.S. companies. Although the primary investment strategy of the Removed Portfolio is analogous—investing in common stocks of large-cap U.S. companies—the Removed Portfolio also may enter into derivative transactions, invest in foreign companies, or invest in ETFs. With that greater investment latitude, comes greater investment risk—e.g., from foreign exposure, and the risk of investing in derivatives. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution while Contract owners enjoy fewer risks.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Index 500 Portfolio, were approximately $368.04 million, while the net assets of the Removed Portfolio, the AllianceBernstein Large Cap Growth Portfolio, were approximately $407.2 million. The Substitution will involve approximately 10.35% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	AllianceBernstein Large Cap Growth Portfolio	Index 500 Portfolio
Share Class	Class B	Service Class 2
Management Fee	0.75%	0.045%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.10%	0.055%

Total Annual Portfolio Operating Expenses	1.10%	0.35%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	1.10%	0.35%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #11, the combined management fee plus 12b-1 fee of the Replacement Portfolio was considerably lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was significantly lower than that of the Removed Portfolio. Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Class B shares of the Removed Portfolio and Service Class 2 shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the ten-year period. Over the one- and five-year periods, the Removed Portfolio outperformed the Replacement Portfolio. However, the Replacement Portfolio performed comparably to its benchmark index over the one-, five-, and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Class B	37.00%	18.30%	6.95%
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	33.48%	20.39%	7.83%
Replacement Portfolio
Service Class 2	31.92%	17.60%	7.07%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.41%

Substitution #12—MidCap Stock Portfolio (Service Shares) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
MidCap Stock Portfolio	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

The Dreyfus Corporation—Investment decisions for the portfolio are made by the Active Equity Team of Mellon Capital Management Corporation, an affiliate of the Dreyfus Corporation.	Calvert Investment Management, Inc. (Ameritas Investment Partners, Inc. (“AIP”))

Investment Objective	Investment Objective

Seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor’s MidCap 400® Index (“S&P 400 Index”)	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•     To maintain a portfolio that has exposure to industries and market capitalizations that are generally similar to the S&P 400 Index, the fund’s benchmark, normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in growth and value stocks of mid-cap companies

•     Select stocks through a “bottom-up,” structured approach that seeks to identify undervalued securities using a quantitative ranking process.

•     Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•     Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•     Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

• Risks of stock investing • Midsize company risk • Growth and value stock risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have substantially similar investment objectives and strategies and similar risks. Both the Removed and Replacement Portfolios invest at least 80% of their net assets in stocks of mid-sized companies, represented by the S&P MidCap 400 Index, an index consisting of 400 common stocks of mid-sized U.S. companies, and seek results that at least correspond to the S&P MidCap 400 Index. Accordingly, the Section 26 Applicants believe that any differences between the risks and investment objectives are immaterial, and will not impede meeting Contract owners’ essential objectives and expectations after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, the MidCap Stock Portfolio, were approximately $ 183.3 million. The Substitution will involve approximately 0.69% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	MidCap Stock Portfolio	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Service Shares	Class F
Management Fee	0.75%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.11%	0.30%

Total Annual Portfolio Operating Expenses	1.11%	0.90%
Fee Waiver / Expense Reimbursement	N/A	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	1.11%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #12, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio, even before any applicable contractual fee waivers / expense reimbursements. Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee and the total annual operating expense ratio of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Service Shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. Although the Removed Portfolio outperformed the Replacement Portfolio over the one- and five-year periods, the Replacement Portfolios outperformed the Removed Portfolio over the ten-year period, and performed comparably to one or both benchmark indices over each period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Service Shares	34.70%	22.58%	8.39%
S&P MidCap 400 Index (reflects no deduction for fees, expenses or taxes)	33.50%	21.89%	10.36%
Replacement Portfolio
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution # 13—Mid Cap Portfolio (Service Class 2) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Mid Cap Portfolio	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Fidelity Management & Research Company (FMR)	Calvert Investment Management, Inc.

(FMR Co., Inc. (FMRC) and other investment advisers)	(Ameritas Investment Partners, Inc. (“AIP”))

Investment Objective	Investment Objective

Seeks long-term growth of capital	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•     Normally invests primarily in common stocks

•     Normally invests at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap Index or the S&P MidCap 400 Index)

•     May invest in companies with smaller or larger market capitalizations

•     Invests in domestic and foreign issuers

•     Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•     Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•     Under normal circumstances: will invest at least 80% of its net assets in investments with economic characteristics similar to

Removed Portfolio	Replacement Portfolio

•     Invests in “growth” or “value” stocks or both

•     Uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

• Stock market volatility • Foreign exposure • Issuer-specific changes • Mid cap investing	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, strategies, and risks. Both the Removed and Replacement Portfolios seek to achieve their respective investment objectives by investing primarily in the common stocks of companies with medium market capitalizations; the S&P MidCap 400 Index is a benchmark index of both Portfolios. The Removed Portfolio invests at least 80% of its assets in the common stock of companies with market capitalizations similar to companies in the Russell Midcap Index11 or the S&P MidCap 400 Index. The Replacement Portfolio invests at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index. However, the Removed Portfolio has the flexibility to invest in growth or value stocks, which may expose Contract owners to the additional risk that the intrinsic value of the stocks in which the Removed Portfolio invests will not be recognized by the broader market. The Section 26 Applicants believe that any differences in the Portfolios’ risks and incidental investment strategies will not introduce Contract owners to materially greater risks than before the Substitution, and that Contract owners’ expectations will continue to be met after the proposed Substitution because of the substantial similarity between the Portfolios’ principal investment strategies and objectives.

[11]

The Russell Midcap Index is a market capitalization weighted index representing the smallest 800 companies in the Russell 1000 Index. The average Russell Midcap Index member has a market cap of $8 billion to $10 billion, with a median value of $4 billion to $5 billion.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, the Mid Cap Portfolio, were approximately $6,526.80 million. The Substitution will involve approximately 0.93% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Mid Cap Portfolio	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Service Class 2	Class F
Management Fee	0.55%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.09%	0.30%

Total Annual Portfolio Operating Expenses	0.89%	0.90%
Fee Waiver / Expense Reimbursement	N/A	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	0.89%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #13, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio after contractual fee waivers / expense reimbursements. Furthermore, it is anticipated that both the combined management fee plus 12b-1 fee and total annual operating expense ratio for the Replacement Portfolio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Service Class 2 shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio was comparable to, and outperformed, the Removed Portfolio over the five-year period. While the Removed Portfolio outperformed the Replacement Portfolio over the one- and ten-year periods, the Replacement Portfolio performed comparably to its benchmark index, the S&P MidCap 400 Index, over each period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Service Class 2	35.87%	20.05%	11.12%
S&P MidCap 400 Index (reflects no deduction for fees, expenses, or taxes)	33.50%	21.89%	10.36%
Replacement Portfolio
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution # 14—Rainier Small/Mid Cap Equity Fund (Original Shares) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Rainier Small/Mid Cap Equity Fund	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser	Investment Adviser (Subadviser)

Rainier Investment Management, LLC.	Calvert Investment Management, Inc.

(Ameritas Investment Partners, Inc. (“AIP”))

Investment Objective	Investment Objective

Seeks to maximize long-term capital appreciation.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•     Invests at least 80% of its assets in the common stock of small- and mid-capitalization companies—i.e., companies that are members of, or fall within, the capitalization range inclusive of the Russell 2000 Index and the Russell Midcap Index

•     May invest up to 25% of its assets in foreign securities

•     May invest in initial public offerings and in exchange-traded funds (“ETFs”).

•     Focuses on companies that are likely to demonstrate superior earnings growth relative to their peers, and whose equities are selling at attractive relative valuations.

•     Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•     Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•     Under normal circumstances: will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

• Market risk • Management risk • Equities risk • Growth stock risk • Small- and mid-cap company risk • Foreign securities risk • IPO risk • ETF risk • Portfolio turnover risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and substantially similar investment strategies. The Removed Portfolio’s investment objective is seeking to maximize long-term capital appreciation, and the Replacement Portfolio seeks to track the S&P MidCap 400 Index. To maximize long-term appreciation, the Removed Portfolio invests at least 80% of its assets in the common stock of small- and mid-capitalization companies, i.e., those within the range of the Russell 2000 Index12 and the Russell Midcap Index.13 The Replacement Portfolio similarly invests at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, which, as noted above, consists of 400 common stocks of mid-sized U.S. companies.

Although differences in the Portfolios’ risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. For example, although the Removed and Replacement Portfolios’ incidental strategies differ (foreign investments and derivatives, respectively), as noted above, the principal investment strategy of each Portfolio is substantially similar. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[12]	The Russell 2000 Index includes stocks of small U. S. companies.
[13]	The Russell Midcap Index, a subset of the Russell 1000 Index, consists of approximately 800 of the smallest securities based on a combination of their market cap and current index membership.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets under management of the Removed Portfolio, the Rainier Small/Mid Cap Equity Fund, were approximately $1.7 billion. The Substitution will involve approximately 1.8% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Rainier Small/Mid Cap Equity Fund	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Original Shares	Class F
Management Fee	0.85%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.22%	0.26%

Total Annual Portfolio Operating Expenses	1.32%	0.86%
Fee Waiver / Expense Reimbursement	N/A	(0.05%)

Total – After Fee Waiver / Expense Reimbursement	1.32%	0.81%

For the periods covered by the most recent comparable prospectuses for the Removed Portfolio (dated July 31, 2013) and the Replacement Portfolio (dated April 30, 2013) in Substitution #14, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (even before taking into account any applicable contractual fee waiver / expense reimbursement). Furthermore, it is anticipated that both the combined management fee plus 12b-1 fee and total annual operating expense ratio of the Replacement Portfolio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Original Shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2012. The Replacement Portfolio significantly outperformed the Removed Portfolio over the one-year and five-year periods. In addition, Replacement and Removed Portfolios’ performance over the ten-year period is comparable.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Original Shares	13.91%	-1.62%	9.98%
Russell 2500TM Index (reflects no deduction for fees, expenses or taxes)	17.88%	4.34%	10.49%
Russell 2500TM Growth Index (reflects no deduction for fees, expenses or taxes)	16.13%	4.07%	10.55%
Replacement Portfolio
Class F	16.99%	4.31%	9.67%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	17.88%	5.15%	10.53%
Lipper VA Mid-Cap Core Funds Average	16.07%	2.82%	8.96%

Substitution #15—Ariel Appreciation Fund (Investor Class) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Ariel Appreciation Fund	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Ariel Investments, LLC	Calvert Investment Management, Inc.

(Ameritas Investment Partners, Inc. (“AIP”))

Removed Portfolio	Replacement Portfolio
Investment Objective	Investment Objective

Pursues long-term capital appreciation	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•     Invests in mid-sized undervalued companies that show strong potential for growth—generally seeking to invest in companies that are trading at a low valuation relative to potential earnings and/or a low valuation relative to intrinsic worth

•     Attempts to hold investments for a relatively long period of time, generally five years

•     Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•     Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•     Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

•     Medium capitalization stocks held by the Fund could fall out of favor and returns would subsequently trail returns from the overall stock market. The performance of such stocks could also be more volatile.

•     The general level of stock prices could decline.

•     The intrinsic value of the stocks in which the Fund invests may never be recognized by the broader market.

•     The Fund often invests a significant portion of its assets in companies within the financial services and consumer discretionary sectors and its performance may suffer if these sectors underperform the overall stock market.

• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, strategies, and risks. The Removed Portfolio’s investment objective is long-term capital appreciation, and the Replacement Portfolio seeks to track the S&P MidCap 400 Index, which has a capital appreciation component. The Removed and Replacement Portfolios invest in equity securities of mid-cap U.S. companies. The Removed Portfolio invests in mid-sized U.S. companies that show strong growth potential. The Replacement Portfolio invests in U.S. companies with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index.

To the extent that differences in the Portfolios’ risks and investment objectives and strategies do exist, the Section 26 Applicants do not believe that these differences introduce Contract owners to materially greater risks than before the Substitution. The Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, the Ariel Appreciation Fund, were approximately $2.0 billion. The Substitution will involve approximately 3.1% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Ariel Appreciation Fund	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Investor Class	Class F
Management Fee	0.70%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.18%	0.30%

Total Annual Portfolio Operating Expenses	1.13%	0.90%
Fee Waiver / Expense Reimbursement	N/A	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	1.13%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated February 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #15, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (even before application of any contractual fee waiver / expense reimbursements). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee and the total annual operating expense ratio of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Investor Class shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. While the Removed Portfolio outperformed the Replacement Portfolio over the one- and five-year periods, the Replacement Portfolio was comparable to, and slightly outperformed, the Removed Portfolio over the 10-year period. Further, the Replacement Portfolio performed comparably to one or both of its benchmarks over the one-, five-, and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Investor Class	46.21%	25.81%	9.05%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	32.39%	17.94%	7.41%
Russell Midcap® Value Index (reflects no deductions for fees, expenses or taxes)	33.46%	21.16%	10.25%
Russell Midcap® Index (reflects no deductions for fees, expenses or taxes)	34.76%	22.36%	10.22%
Replacement Portfolio
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution # 16—Goldman Sachs Mid Cap Value Fund (Service Shares) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Goldman Sachs Mid Cap Value Fund	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Goldman Sachs Asset Management, L.P.	Calvert Investment Management, Inc.

(Ameritas Investment Partners, Inc. (“AIP”))

Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     Under normal circumstances, invests at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment

•     May invest in companies with public stock market capitalizations outside the range of companies constituting the Russell Midcap® Value Index at the time of investment, and in fixed income securities, such as government, corporate and bank debt obligations

•     Invests primarily in publicly traded U.S. securities; may also invest in foreign securities, including securities of issuers in countries with emerging markets or economies and securities quoted in foreign currencies

•     Equity investment process involves: (1) using multiple industry-specific valuation metrics to identify real economic value and company potential in stocks, screened by valuation, profitability and business characteristics; (2) conducting in-depth company research and assessing overall business quality; and (3) buying those securities that a sector portfolio manager recommends

•     Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•     Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•     Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

• Investment style risk • Market risk • Mid-cap and small-cap risk • Stock risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, strategies, and risks. The Removed Portfolio’s investment objective is long-term capital appreciation, and the Replacement Portfolio seeks investment results that track the S&P MidCap 400 Index, which has a capital appreciation component. Both the Removed and Replacement Portfolios invest primarily in the same asset class. The Removed Portfolio invests at least 80% of its net assets in equity investments of mid-cap issuers that fall in the range of the Russell Midcap Value Index. Similarly, the Replacement Portfolio invests at least 80% of its net assets in investments with economic characteristics similar to mid-cap stocks as represented in the S&P MidCap 400 Index. The Portfolios’ respective benchmark indices—i.e., the Russell Midcap Value Index and the S&P MidCap 400 Index—represent equity securities of mid-cap U.S. companies.

Although differences in risks, investment objectives and incidental investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. For example, while the Removed Portfolio may incidentally invest in foreign securities or companies outside the mid-cap range and the Replacement Portfolio may incidentally invest in derivatives or money market instruments the primary investment strategies are substantially similar (as is discussed above). Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, the Goldman Sachs Mid Cap Value Fund, were approximately $1,029.1 million. The Substitution will involve approximately 0.13% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Goldman Sachs Mid Cap Value Fund	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Service Shares	Class F
Management Fee	0.80%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.07%	0.30%

Total Annual Portfolio Operating Expenses	1.12%	0.90%
Fee Waiver / Expense Reimbursement	(0.04%)	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	1.08%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #16, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio, even before taking into account any contractual fee waivers or expense reimbursements). Furthermore, it is anticipated that both the combined management fee plus 12b-1 fee and the total annual operating expense ratio of the Replacement Portfolio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Service Shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods (or since inception for the Removed Portfolio) ended December 31, 2013. The performance of the Replacement Portfolio exceeds the performance of the Removed Portfolio over the five-year period and is comparable to the performance of the Removed Portfolio over the one-year period. In addition, while a comparison over the ten-year period cannot be made, the Replacement Portfolio’s performance over the ten-year period exceeds or is comparable to that of its benchmarks.

Portfolio	1 Year	5 Years	10 Years / Since Inception
Removed Portfolio (inception: 1/09/06)
Service Shares	32.56%	19.35%	7.43%
Russell Midcap® Value Index (reflects no deduction for fees, expenses, or taxes)	33.46%	21.15%	8.01%
Replacement Portfolio (10 years)
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution #17—VP Mid Cap Value (Class I) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
VP Mid Cap Value Fund	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

American Century Investment Management, Inc.	Calvert Investment Management, Inc. (Ameritas Investment Partners, Inc. (“AIP”))

Investment Objective	Investment Objective

Seeks long-term capital growth; income is a secondary objective	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•     Under normal market conditions, invests at least 80% of the fund’s assets in companies with market capitalization at the time of purchase that is within the capitalization range of the Russell 3000 Index[14], excluding the largest 100 such companies

•     Portfolio managers attempt to purchase the stocks of undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company

•     Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•     Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•     Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

[14]	The Russell 3000 Index consists of the largest 3,000 U.S. companies.

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks

• Mid cap stocks • Style risk • Foreign securities • IPO risk • Market risk • Price volatility • Redemption risk • Principal loss	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and investment strategies. The Removed Portfolio’s investment objective is long-term capital growth and, secondarily, income. The Replacement Portfolio seeks to correspond to the S&P MidCap 400 Index. Both the Removed and Replacement Portfolios invest in the common stock of U.S. companies. The Removed Portfolio invests at least 80% of its assets in companies with market capitalization within the range of the Russell 3000 Index, with an emphasis on undervalued companies’ stocks (excluding the largest 100 of such companies). The Replacement Portfolio invests at least 80% of its net assets in companies with market capitalization within the range of the S&P MidCap 400 Index. Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, the VP Mid Cap Value Fund, were approximately $471.8 million. The Substitution will involve approximately 0.22% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	VP Mid Cap Value Fund	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Class I	Class F
Management Fee	1.00%	0.40%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.01%	0.30%

Total Annual Portfolio Operating Expenses	1.01%	0.90%
Fee Waiver / Expense Reimbursement	N/A	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	1.01%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #17, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than the management fee of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (even before taking into account any contractual fee waivers or expense reimbursements). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee and the total annual operating expense ratio of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Class 1 shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods (or since inception for the Removed Portfolio) ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one- and five-year periods. In addition, while a comparison over the ten-year period cannot be made, the Replacement Portfolio’s performance over the ten-year period exceeds or is comparable to that of its benchmarks.

Portfolio	1 Year	5 Years	10 Years / Since Inception
Removed Portfolio (inception: 12/01/04)
Class I	30.11%	18.41%	9.92% (since 12/01/04)
Russell Midcap Value Index (reflects no deduction for fees, expenses or taxes)	33.46%	21.15%	9.91% (since 10/29/04)
Replacement Portfolio (10 years)
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution # 18—Wells Fargo Advantage VT Opportunity Fund (Class 2) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Wells Fargo Advantage VT Opportunity Fund	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Wells Fargo Funds Management, LLC	Calvert Investment Management, Inc.

(Wells Capital Management Incorporated)	(Ameritas Investment Partners, Inc. (“AIP”))

Removed Portfolio	Replacement Portfolio
Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•     Invest principally in equity securities of companies of all market capitalizations that the investment manager believes are underpriced yet have attractive growth prospects

•     Under normal circumstances, invest: (i) at least 80% of the Fund’s total assets in equity securities; and (ii) up to 25% of the Fund’s total assets in equity securities of foreign issuers, including ADRs and similar investments

•     Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•     Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•     Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

• Foreign investment risk • Investment style risk • Management risk • Market risk • Small company securities risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives. The Removed Portfolio’s investment objective is long-term capital appreciation, and the Replacement Portfolio seeks to track the S&P MidCap 400 Index, which has capital appreciation as a component of its investment objective.

Although the Removed and Replacement Portfolio’s investment strategies and risks differ, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. In this regard, it is notable that while both the Removed and the Replacement Portfolios invest primarily in equity securities, the Removed Portfolio has greater latitude for permitted investments and may invest in equity securities of foreign as well as domestic issuers. Investment in foreign securities exposes Contract owners to additional risks, such as currency risk and other risks associated with foreign investment. Moreover, the value oriented investment strategy of the Removed Portfolio exposes Contract owners to the risk that the intrinsic value of the stocks in which the Removed Portfolio invests will not be recognized by the broader market. The Section 26 Applicants believe the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, Wells Fargo Advantage VT Opportunity Fund (Class 1 and Class 2 shares)15, were in excess of $1.964 billion. The Substitution will involve approximately 0.56% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

[15]	Only Class 2 shares are involved in the Substitution.

	Removed Portfolio	Replacement Portfolio
	Wells Fargo Advantage VT Opportunity Fund	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Class 2	Class F
Management Fee	0.65%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.19%	0.30%
Acquired Fund Fees and Expenses	0.01%	N/A

Total Annual Portfolio Operating Expenses	1.10%	0.90%
Fee Waiver / Expense Reimbursement	(0.09%)	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	1.01%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #18, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (before and after taking into account any contractual fee waivers / expense reimbursements available under both the Removed Portfolio and the Replacement Portfolio). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Class 2 shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one- and ten-year periods and was comparable to the Removed Portfolio over the five -year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Class 2	30.68%	21.13%	9.08%
Russell 3000® Index (reflects no deduction for fees, expenses, or taxes)	33.55%	18.71%	7.88%
Replacement Portfolio
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution # 19—AllianceBernstein Small/Mid Cap Value Portfolio (Class B) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
AllianceBernstein Small/Mid Cap Value Portfolio	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

AllianceBernstein L.P.	Calvert Investment Management, Inc.

(Ameritas Investment Partners, Inc. (“AIP”))

Investment Objective	Investment Objective

Long-term growth of capital	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•     Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of small- to mid-capitalization companies—i.e., companies that, at the time of investment, fall within the capitalization range between (i) the smallest company in the Russell 2500® Value Index[16] and (ii) the greater of $5 billion or the market capitalization of the largest company in the Russell 2500® Value Index

•     Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

[16]	The Russell 2500 Value Index includes 2,500 stocks of small- and mid-cap companies.

Removed Portfolio	Replacement Portfolio

•     Invests primarily in a diversified portfolio of equity securities of small- to mid-capitalization U.S. companies; may invest significantly in companies involved in certain sectors that constitute a material portion of the universe of small- and mid-capitalization companies, such as financial services and consumer services

•     Invests in companies that are determined by the investment adviser to be undervalued, using the Adviser’s fundamental value approach

•     May enter into derivatives transactions, such as options, futures, forwards and swaps; may invest in shares of exchange-traded funds in lieu of making direct investments in equity securities

•     May invest in securities issued by non-U.S. companies

•     Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•     Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

• Market risk • Capitalization risk • Foreign (non-U.S.) risk • Currency risk • Derivatives risk • Management risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective is long-term growth of capital, and the Replacement Portfolio seeks to track the S&P MidCap 400 Index, which has capital appreciation as a component of its investment objective. The Removed Portfolio invests at least 80% of its net assets in the securities of small- to mid-cap (primarily U.S.) companies, i.e., those whose capitalization falls within the range of the smallest company in the Russell 2500 Value Index and the greater of $5 billion or the market capitalization of the largest company in the Russell 2500 Value Index. The Replacement Portfolio invests at least 80% of its net assets in investments with economic characteristics similar to stocks of mid-size U.S. companies, as represented in the S&P MidCap 400 Index.

The Section 26 Applicants believe that differences in the Removed and Replacement Portfolios’ investment strategies and risks do not introduce Contract owners to materially greater risks than before the Substitution. Both the Removed and the Replacement Portfolios create exposures to overlapping risks—not only market, investment and management risks, but also the risks of investing in derivatives, options and futures. To the extent that the Removed Portfolio may invest in small- and mid-cap companies, investment in the Removed Portfolio exposes Contract owners to greater capitalization risk—as well as currency and other risks associated with foreign investment—than the Replacement Portfolio that invests primarily in domestic mid-cap companies. Moreover, the value oriented investment strategy of the Removed Portfolio exposes Contract owners to the risk that the intrinsic value of the stocks in which the Removed Portfolio invests will not be recognized by the broader market. For these reasons, the Section 26 Applicants believe that the essential objectives and expectations of Contracts owners will continue to be met after the proposed Substitution, given the similarity between the primary investment strategy of, and the principal risks posed by investment in, the Removed and the Replacement Portfolios.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, AllianceBernstein Small/Mid Cap Value Portfolio, were approximately $691.8 million. The Substitution will involve approximately 0.52% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	AllianceBernstein Small/Mid Cap Value Portfolio	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Class B	Class F
Management Fee	0.75%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.06%	0.30%

Total Annual Portfolio Operating Expenses	1.06%	0.90%
Fee Waiver / Expense Reimbursement	N/A	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	1.06%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #19, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (even before taking into account any contractual fee waiver and expense reimbursement available under the Replacement Portfolio). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Class B shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. Although the Removed Portfolio outperformed the Replacement Portfolio, the performance of the Replacement Portfolio is comparable to that of the Removed Portfolio over the five- and ten-year periods. In addition, the Replacement Portfolio was comparable to the S&P MidCap 400 Index over each period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Class B	37.63%	21.89%	9.79%
Russell 2500® Value Index (reflects no deduction for fees, expenses, or taxes)	33.32%	19.61%	9.29%
Russell 2500® Index (reflects no deduction for fees, expenses, or taxes)	36.80%	21.77%	9.81%
Replacement Portfolio
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution #20—Ariel Fund (Investor Class) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Ariel Fund	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Ariel Investments, LLC	Calvert Investment Management, Inc.

(Ameritas Investment Partners, Inc. (“AIP”))

Investment Objective	Investment Objective

Ariel Fund pursues long-term capital appreciation	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•    Invests in small / mid-sized, U.S. companies that show strong potential for growth—generally seeking to invest in companies that are trading at a low valuation relative to potential earnings and/or a low valuation relative to intrinsic worth

•    Attempts to hold investments for a relatively long period of time, generally five years

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

•    Small and medium capitalization stocks held by the Fund could fall out of favor and returns would subsequently trail returns from the overall stock market; the performance of such stocks could also be more volatile

•    The general level of stock prices could decline

•    The intrinsic value of the stocks in which the Fund invests may never be recognized by the broader market

•    The Fund often invests a significant portion of its assets in companies within the financial services and consumer discretionary sectors and its performance may suffer if these sectors underperform the overall stock market

• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective is pursuing long-term capital appreciation, and the Replacement Portfolio seeks to track the S&P MidCap 400 Index, which has capital appreciation as a component of its investment objective. The Removed Portfolio invests in small / mid-sized U.S. companies that show strong potential for growth. The Replacement Portfolio invests at least 80% of its net assets in investments with economic characteristics similar to mid-cap stocks of U.S. companies, as represented in the S&P MidCap 400 Index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that differences that exist between the Portfolios’ investment strategies and risks do not introduce Contract owners to materially greater risks than before the Substitution. In fact, because the Replacement Portfolio does not invest in small-cap companies, it will not expose Contract owners to the investment risk that results from the potentially more volatile performance of small-cap stocks. Moreover, the value oriented investment strategy of the Removed Portfolio exposes Contract owners to the risk that the intrinsic value of the stocks in which the Removed Portfolio invests will not be recognized by the broader market.

The Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, the Ariel Fund, were approximately $2.4 billion. The Substitution will involve approximately 2.0% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Ariel Fund	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Investor Class	Class F
Management Fee	0.59%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.19%	0.30%

Total Annual Portfolio Operating Expenses	1.03%	0.90%
Fee Waiver / Expense Reimbursement	N/A	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	1.03%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated February 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #20, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (even before taking into account any applicable contractual fee waivers / expense reimbursements). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Investor Class shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. While the Removed Portfolio outperformed the Replacement Portfolio over the one- and five-year periods, the Replacement Portfolio outperformed the Removed Portfolio over the ten-year period. In addition, the Replacement Portfolio was comparable to the S&P MidCap 400 Index over each period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Investor Class	44.68%	26.01%	8.18%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	32.39%	17.94%	7.41%
Russell 2500TM Value Index (reflects no deductions for fees, expenses or taxes)	33.32%	19.61%	9.29%
Russell 2000TM Value Index (reflects no deductions for fees, expenses or taxes)	34.52%	17.64%	8.61%
Replacement Portfolio
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution #21—Growth Opportunities Portfolio (Class VC) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Growth Opportunities Portfolio	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Lord, Abbett & Co. LLC	Calvert Investment Management, Inc.

(Ameritas Investment Partners, Inc. (“AIP”))

Investment Objective	Investment Objective

Seeks capital appreciation	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•    Under normal market conditions, invests at least 65% of its net assets in equity securities of mid-sized companies that show the potential for strong revenue and earnings growth

•    May invest in U.S. and foreign (which may include emerging market) companies; foreign companies may be traded on U.S. or non-U.S. securities exchanges and may include American Depositary Receipts (“ADRs”)

•    May invest its assets in a temporary defensive manner, in response to adverse economic, market or other unfavorable conditions

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

• Portfolio management risk • Market risk • Equity securities risk • Mid-sized company risk • Growth investing risk • Foreign company risk • High portfolio turnover risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective is capital appreciation, and the Replacement Fund seeks to track the S&P MidCap 400 Index, which includes a capital appreciation component in its investment objective. The Removed Portfolio invests at least 65% of its net assets in equity securities of mid-sized companies that show the potential for strong revenue and earnings growth. The Replacement Fund invests at least 80% of its net assets in investments with economic characteristics similar to mid-cap stocks, as represented in the S&P MidCap 400 Index. As an incidental investment strategy, both Portfolios may invest in derivatives.

Although differences in risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Indeed, the greater investment latitude of the Removed Portfolio to invest in foreign and domestic companies exposes Contract owners to currency and other risks associated with investment in foreign countries. In sum, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, the Growth Opportunities Portfolio, were approximately $94.4 million. The Substitution will involve approximately 2.6% of the net assets of the Removed Portfolio. The table below compares the currently disclosed fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Growth Opportunities Portfolio	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	VC Shares	Class F
Management Fee	0.80%	0.40%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.51%	0.30%

Total Annual Portfolio Operating Expenses	1.31%	0.90%
Fee Waiver / Expense Reimbursement	(0.11%)	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	1.20%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #21, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than the management fee of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (before and after taking into account any applicable contractual fee waiver / expense reimbursements). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Class VC shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio is comparable to and slightly outperformed the Removed Portfolio over the five- and ten-year periods. Although the Removed Portfolio outperformed the Replacement Portfolio over the one-year period, the Replacement Portfolio performed comparably to its benchmark, the S&P MidCap 400 Index.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Class VC Shares	37.08%	20.28%	9.00%
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	35.74%	23.37%	9.77%
Russell Midcap® Index (reflects no deduction for fees, expenses, or taxes)	34.76%	22.36%	10.22%
Replacement Portfolio
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution #22—Putnam VT Multi-Cap Growth Fund (Class IB) replaced by Calvert VP S&P MidCap 400 Index Portfolio

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Putnam VT Multi-Cap Growth Fund	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Putnam Investment Management, LLC	Calvert Investment Management, Inc.

(Ameritas Investment Partners, Inc. (“AIP”))

Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

Invests mainly in common stocks of U.S. companies of any size, with a focus on growth stocks, taking into account, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Risks	Principal Risks

• Market risk • Small- and mid-cap company risk • Growth investing risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives. The Removed Portfolio’s investment objective is long-term capital appreciation, and the Replacement Fund seeks to track the S&P MidCap 400 Index, which has capital appreciation as a component of its investment objective.

Although differences in the Portfolios’ investment strategies, objectives, and risks exist, the Section 26 Applicants believe these differences do not introduce Contract owners to materially greater risks than before the Substitution. For example, the Removed Portfolio invests in U.S. companies of any size, while the Replacement Fund invests primarily in mid-cap companies. The greater investment latitude of the Removed Portfolio—particularly the flexibility to invest in stocks of small-cap companies—exposes Contract owners to potentially greater investment risk because of the increased volatility of the performance of small-cap (vs. mid-cap) stocks. However, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, the Putnam VT Multi-Cap Growth Fund, were in excess of $188 million. The Substitution will involve approximately 4.83% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Putnam VT Multi-Cap Growth Fund	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Class IB	Class F
Management Fee	0.56%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.16%	0.30%

Total Annual Portfolio Operating Expenses	0.97%	0.90%
Fee Waiver / Expense Reimbursement	N/A	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	0.97%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #22, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (even before applying any contractual fee waiver / expense reimbursement). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Class IB shares of the Removed Portfolio and Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the five- and ten-year periods. While the Removed Portfolio outperformed the Replacement Portfolio over the one-year period, over the same period, the Replacement Portfolio performed comparably to its benchmark, the S&P MidCap 400 Index.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Class IB	36.44%	19.32%	7.64%
Russell 3000 Growth Index (no deduction for fees or expenses)	34.23%	20.56%	7.95%
Replacement Portfolio
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution #23—Delaware VIP® Smid Cap Growth Series (Service Class) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Delaware VIP® Smid Cap Growth Series (formerly, the Delaware VIP Growth Opportunities Series)	Calvert VP S&P MidCap 400 Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Delaware Management Company, a series of Delaware Management Business Trust	Calvert Investment Management, Inc. (Ameritas Investment Partners, Inc. (“AIP”))

Removed Portfolio	Replacement Portfolio
Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•    Invests primarily in common stocks of growth-oriented companies that investment manager believes have long-term capital appreciation potential and expects to grow faster than the U.S. economy

•    Under normal circumstances, invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of small-and mid-capitalization companies—small-market capitalization companies are those companies whose market capitalization is similar to the market capitalization of companies in the Russell 2000® Growth Index[17], and mid-market capitalization companies are those companies whose market capitalization is similar to the market capitalization of companies in the Russell Midcap® Growth Index[18]

•    Investment manager uses a “bottom-up” approach to select securities of companies that it believes have attractive end market potential, dominant business models, and strong free cash flow generation that are attractively priced compared to intrinsic value of the securities

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

[17]	The Russell 2000 Growth Index measures the performance of the small-cap growth segment of the U.S. equity universe.
[18]	The Russell Midcap Growth Index measures the performance of the mid-cap growth segment of the U.S. equity universe.

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks

• Investments not guaranteed by the Manager or its affiliates • Market risk • Limited number of stocks risk • Small- and/or medium-sized company risk • Derivative risk • Foreign risk • Liquidity risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective is long-term capital appreciation, and the Replacement Fund seeks to track the S&P MidCap 400 Index, which includes a capital appreciation component in its investment objective.

The Removed Portfolio invests at least 80% of its net assets in securities of small-capitalization companies with market capitalizations similar to companies in the Russell 2000 Growth Index, and mid-capitalization companies with market capitalizations similar to companies in the Russell Midcap Growth Index. The Replacement Fund invests at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Indeed, the flexibility of the Removed Portfolio to invest in the stocks of small-cap companies exposes Contract owners to potentially greater investment risk because of the increased volatility of the performance of small-cap stocks (vs. stocks of larger market capitalization). The Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Calvert VP S&P MidCap 400 Index Portfolio, were approximately $254.72 million, while the net assets of the Removed Portfolio, the Delaware VIP Smid Cap Growth Series, were approximately $607.6 million. The Substitution will involve approximately 1.21% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Delaware VIP® Smid Cap Growth Series	Calvert VP S&P MidCap 400 Index Portfolio
Share Class	Service Class	Class F
Management Fee	0.74%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.30%	0.20%
Other Expenses	0.09%	0.30%

Total Annual Portfolio Operating Expenses	1.13%	0.90%
Fee Waiver / Expense Reimbursement	(0.05%)	(0.09%)

Total – After Fee Waiver / Expense Reimbursement	1.08%	0.81%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #23, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (before and after taking into account the application of any contractual fee waivers / expense reimbursements). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Service Class shares of the Removed Portfolio and the Class F shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. While the Removed Portfolio outperformed the Replacement Portfolio over each period, the Replacement Portfolio’s performance over the one-, five-, and ten-year periods was comparable to the S&P MidCap 400 Index.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Service Class	40.98%	27.15%	11.37%
Russell 2500 Growth Index (reflects no deduction for fees, expenses, or taxes)	40.65%	24.02%	10.11%
Replacement Portfolio
Class F	32.47%	20.92%	9.50%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	33.50%	21.89%	10.36%
Lipper VA Mid-Cap Core Funds Average	34.74%	21.09%	9.34%

Substitution #24—Goldman Sachs Small Cap Equity Insights Fund (Institutional Shares) replaced by Small Cap Stock Index Portfolio (Service Shares)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Goldman Sachs Small Cap Equity Insights Fund (formerly, the Goldman Sachs Structured Small Cap Equity Fund)	Small Cap Stock Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Goldman Sachs Asset Management, L.P.	Dreyfus Corporation

Investment Objective	Investment Objective

The Fund seeks long-term growth of capital	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion

Principal Investment Strategies	Principal Investment Strategies

•     Invests, under normal circumstances, at least 80% of net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in small-cap U.S. issuers, including foreign issuers that are traded in the United States, with public stock market capitalizations similar to that of the range of the market capitalizations of companies constituting the Russell 2000® Index at the time of investment

•     May also invest in securities outside the Russell 2000® capitalization range, as well as in fixed income securities that are considered to be cash equivalents

•     Selects investments using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, Valuation, Quality and Momentum

•     Attempts to maximize expected return while maintaining risk, style, capitalization, and other characteristics similar to the Russell 2000® Index

•     Investment style may result in frequent trading and relatively high portfolio turnover

•     Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•     Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks

• Investment style risk • Management risk • Market risk • Mid-cap and small-cap risk • Portfolio turnover rate risk • Stock risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives and risks and substantially similar investment strategies. The Removed Portfolio’s investment objective is long-term growth of capital, and the Replacement Fund seeks to track the S&P SmallCap 600 Index, which includes capital appreciation as a component of its investment objective. The Removed Portfolio invests at least 80% of net assets plus any borrowings for investment purposes in a broadly diversified portfolio of equity investments in small-cap U.S. issuers with capitalizations similar to those companies’ that constitute the Russell 2000 Index. The Replacement Fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index and in futures whose performance is tied to that index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Indeed, because the Removed Portfolio employs an investment style that may result in frequent trading, it exposes Contract owners to the additional risk that comes from relatively high portfolio turnover. In addition, to the extent that it can invest in stocks of foreign issuers that are traded in the U.S., the Removed Portfolio also exposes Contract owners (albeit to a limited extent) to risks associated with foreign investment. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Small Cap Stock Index Portfolio, were approximately $333.9 million, while the net assets of the Removed Portfolio, the Goldman Sachs Small Cap Equity Insights Fund, were approximately $114.1 million. The Substitution will involve approximately 2.62% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Goldman Sachs Small Cap Equity Insights Fund	Small Cap Stock Index Portfolio
Share Class	Institutional Shares	Service Shares
Management Fee	0.75%	0.35%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%
Other Expenses	0.24%	N/A

Total Annual Portfolio Operating Expenses	0.99%	0.60%
Fee Waiver / Expense Reimbursement	(0.17%)	N/A

Total – After Fee Waiver / Expense Reimbursement	0.82%	0.60%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #24, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than the management fee of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (even after taking into account the contractual fee waiver / expense reimbursement available under the Removed Portfolio). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Institutional Shares of the Removed Portfolio and the Service Shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-, five-, and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Institutional Shares	35.62%	20.66%	6.92%
Russell 2000® Index (reflects no deduction for fees, expenses or taxes)	38.82%	20.07%	9.06%
Replacement Portfolio
Service Shares	40.72%	20.84%	10.21%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	41.31%	21.37%	10.65%

Substitution #25—Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares) replaced by Small Cap Stock Index Portfolio (Service Shares)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Lazard Retirement US Small-Mid Cap Equity Portfolio	Small Cap Stock Index Portfolio

Investment Adviser	Investment Adviser (Subadviser)

Lazard Asset Management LLC	Dreyfus Corporation

Removed Portfolio	Replacement Portfolio
Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Principal Investment Strategies	Principal Investment Strategies

•     Under normal circumstances, invests at least 80% of its assets in equity securities of small- to mid-cap U.S. companies

•     May invest up to 20% of its assets in securities of larger or smaller U.S. or non-U.S. companies

•     Attempts to construct a diversified portfolio that maintains sector and industry balance, using investment opportunities identified through bottom-up fundamental research

•     Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•     Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Risks	Principal Risks

• Market risk • Issuer risk • Small- and mid-cap companies risk • Value Investing risk • Non-U.S. securities risk • High portfolio turnover risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective seeks long-term capital appreciation, and the Replacement Fund seeks to match the performance of the S&P SmallCap 600 Index, which includes a capital appreciation component in its investment objective. The Removed Portfolio invests at least 80% of its assets in equity securities of small- to mid-cap U.S. companies. The Replacement Fund invests in stocks included in the S&P SmallCap 600 Index and in futures with performance that is tied to that index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. For example, although the Removed Portfolio has greater latitude for permitted investments, it seeks to invest principally in a manner similar to the Replacement Portfolio. However, the Removed Portfolio also poses the risk of high portfolio turnover. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Small Cap Stock Index Portfolio, were approximately $333.9 million, while the net assets of the Removed Portfolio, the Lazard Retirement US Small-Mid Cap Equity Portfolio, were approximately $61.7 million. The Substitution will involve approximately 1.58% of the net assets of the Removed Portfolio (Service Shares and Investor Shares19). Both the Removed Portfolio and the Replacement Portfolio offer Service Shares, which will be involved in the proposed Substitution. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

[19]	Only Service Shares are involved in the Substitution.

	Removed Portfolio	Replacement Portfolio
	Lazard Retirement US Small-Mid Cap Equity Portfolio	Small Cap Stock Index Portfolio
Share Class	Service Shares	Service Shares
Management Fee	0.75%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.35%	N/A

Total Annual Portfolio Operating Expenses	1.35%	0.60%
Fee Waiver / Expense Reimbursement	(0.10%)	N/A

Total – After Fee Waiver / Expense Reimbursement	1.25%	0.60%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #25, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was significantly lower than that of the Removed Portfolio (even after taking into account any contractual fee waiver / expense reimbursement available under the Removed Portfolio). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Service Shares of the Removed Portfolio and the Service Shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-, five- and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Service Shares	35.08%	20.69%	7.67%
Russell 2500 Index (reflects no deduction for fees, expenses or taxes)	36.80%	21.77%	9.81%
Russell 2000/2500 Linked Index (reflects no deduction for fees, expenses or taxes)	36.80%	20.78%	9.39%
Replacement Portfolio
Service Shares	40.72%	20.84%	10.21%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	41.31%	21.37%	10.65%

Substitution #26—Neuberger Berman Genesis Fund (Advisor Class) replaced by Small Cap Stock Index Portfolio (Service Shares)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Neuberger Berman Genesis Fund	Small Cap Stock Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Neuberger Berman Management LLC (NBM)	Dreyfus Corporation

(Neuberger Berman LLC)

Investment Objective	Investment Objective

Seeks growth of capital	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     Invests mainly in common stocks of companies with a total market value of no more than $2 billion at the time the fund first invests in them; may continue to hold or add to a position in a stock after a company’s market value has grown beyond $2 billion

•     Investment manager attempts to reduce risk by diversifying among many companies and industries, but at times may emphasize certain sectors that it believes will benefit from market or economic trends

•     Investment manager generally looks for companies with strong current market shares and balance sheets that it believes are undervalued

•     Focus on companies with financial strength based largely on existing business lines rather than on projected growth

•     Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•     Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Risks	Principal Risks

• Market volatility • Issuer-specific risk • Small- and mid- cap stock risk • Value stock risk • Sector risk • Risk management • Recent market conditions	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective is growth of capital, and the Replacement Fund seeks to match the performance of the S&P SmallCap 600 Index, which includes capital appreciation as a component of its investment objective. The Removed Portfolio invests mainly in common stocks of companies with a total market value of no more than $2 billion, with an emphasis on companies with strong current market shares and balance sheets that the investment manager believes are undervalued. The Replacement Fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. For example, although the Removed Portfolio may have greater latitude for investments because its investments are not tied to stock within a particular index, its investment strategy is substantially similar to that of the Replacement Portfolio—both Portfolios invest primarily in small-cap companies. Moreover, the value oriented investment strategy of the Removed Portfolio exposes Contract owners to the risk that the intrinsic value of the stocks in which the Removed Portfolio invests will not be recognized by the broader market. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Small Cap Stock Index Portfolio, were approximately $333.9 million, while the net assets of the Removed Portfolio, the Neuberger Berman Genesis Fund, were approximately $14.7 billion. The Substitution will involve approximately 0.41% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Neuberger Berman Genesis Fund	Small Cap Stock Index Portfolio
Share Class	Advisor Class	Service Shares
Management Fee	1.06%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	N/A

Total Annual Portfolio Operating Expenses	1.38%	0.60%

Fee Waiver / Expense Reimbursement	N/A	N/A
Total – After Fee Waiver / Expense Reimbursement	1.38%	0.60%

For the periods covered by the most recent comparable prospectuses for the Removed Portfolio (dated December 16, 2013) and the Replacement Portfolio (dated May 1, 2013) in Substitution #26, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was substantially lower than that of the Removed Portfolio. Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Advisor Class shares of the Removed Portfolio and the Service Shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2012. The Replacement Portfolio outperformed the Removed Portfolio over the one- and five-year periods (significantly in the one-year period), and its performance over the ten-year period is comparable to that of the Removed Portfolio.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Advisor Class	9.53%	3.13%	10.58%
Russell 2000 Index (reflects no deduction for fees, expenses or taxes)	16.35%	3.56%	9.72%
Replacement Portfolio
Service Shares	15.74%	4.81%	9.98%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	16.33%	5.14%	10.45%

Substitution #27—T. Rowe Price Small-Cap Stock Fund (Advisor Class) replaced by Small Cap Stock Index Portfolio (Service Shares)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
T. Rowe Price Small-Cap Stock Fund	Small Cap Stock Index Portfolio

Investment Adviser	Investment Adviser (Subadviser)

T. Rowe Price Associates, Inc.	Dreyfus Corporation

Investment Objective	Investment Objective

Seeks to provide long-term capital growth by investing primarily in stocks of small companies	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     Normally invests at least 80% of net assets (including any borrowings for investment purposes) in stocks of small companies with market capitalization that falls (i) within or below the current range of companies in either the Russell 2000 Index or the S&P SmallCap 600 Index (two widely used benchmarks for tracking small-cap stock performance) or (ii) below the three-year average maximum market cap of companies in either index as of December 31 of the three preceding years

•     will not automatically sell or cease to purchase stock of a company just because the company’s market capitalization grows or falls outside this range

•     may, on occasion, purchase companies with a market capitalization above the ranges

•     Most assets will typically be invested in U.S. common stocks, but fund may also invest in foreign stocks in keeping with the fund’s objectives

•     May deviate from normal investment criteria and purchase securities that the fund’s management believes will provide an opportunity for substantial appreciation

•     Holdings will be widely diversified by industry and issuer, and stock selection may reflect either a growth or value investment approach

•     Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•     Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Risks	Principal Risks

• Active management risk • Risks of stock investing • Investment style risk • Market capitalization risk • Foreign investing risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective is long-term capital growth and the Replacement Fund seeks to match the performance of the S&P SmallCap 600 Index. The Removed Portfolio invests at least 80% of its net assets in stocks of companies with market capitalization that falls, within or below the current range of companies in the Russell 2000 Index or the S&P SmallCap 600 Index. Similarly, the Replacement Fund invests in stocks included in the S&P SmallCap 600 Index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Indeed, the flexibility of the Removed Portfolio to invest in foreign stocks exposes Contract owners to additional risks associated with foreign investment—e.g., currency risk. Thus, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Small Cap Stock Index Portfolio, were approximately $333.9 million, while the net assets of the Removed Portfolio (Advisor Class and Investor Class shares20), the T. Rowe Price Small-Cap Stock Fund, were approximately $10,448.3 million. The Substitution will involve approximately 0.2193% of the net assets of the Removed Portfolio. Service Shares of the Replacement Portfolio will be substituted for Advisor Class shares of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

[20]	Only Advisor Class shares are involved in the Substitution.

	Removed Portfolio	Replacement Portfolio
	T. Rowe Price Small-Cap Stock Fund	Small Cap Stock Index Portfolio
Share Class	Advisor Class	Service Shares
Management Fee	0.74%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.20%	N/A

Total Annual Portfolio Operating Expenses	1.19%	0.60%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	1.19%	0.60%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #27, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was substantially lower than that of the Removed Portfolio. Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Advisor Class shares of the Removed Portfolio and the Service Shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-year period, and was comparable to, but slightly outperformed by, the Removed Portfolio over the ten-year period. Further, although the Removed Portfolio outperformed the Replacement Portfolio in both the five- and ten-year periods, the Replacement Portfolio’s performance during these periods is comparable to that of its benchmark index.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Advisor Class	37.24%	24.09%	10.72%
Russell 2000 Index (reflects no deduction for fees, expenses, or taxes)	38.82%	20.08%	9.07%
S&P SmallCap 600 Index (reflects no deduction for fees, expenses, or taxes)	41.31%	21.37%	10.65%
Lipper Small-Cap Core Funds Index	36.13%	20.75%	9.33%
Replacement Portfolio
Service Shares	40.72%	20.84%	10.21%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	41.31%	21.37%	10.65%

Substitution #28—T. Rowe Price Small-Cap Value Fund (Advisor Class) replaced by Small Cap Stock Index Portfolio (Service Shares)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
T. Rowe Price Small-Cap Value Fund	Small Cap Stock Index Portfolio

Investment Adviser	Investment Adviser (Subadviser)

T. Rowe Price Associates, Inc.	Dreyfus Corporation

Investment Objective	Investment Objective

Seeks long-term capital growth by investing primarily in small companies whose common stocks are believed to be undervalued	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     Reflects a value approach to investing—focusing on stocks of companies whose current stock prices do not appear to adequately reflect their underlying value as measured by assets, earnings, cash flow, or business franchises

•     Normally, invests at least 80% of its net assets (including any borrowings for investment purposes) in companies with a market capitalization that is within or below the range of companies in the Russell 2000 Index

•     will not sell a stock just because the company has grown to a market capitalization outside the range

•     may, on occasion, purchase companies with a market capitalization above the range

•     may deviate from normal investment criteria, and purchase securities that the fund’s management believes will provide an opportunity for substantial appreciation

•     Most assets will typically be invested in U.S. common stocks, including real estate investment trusts (REITS) that pool money to invest in properties and mortgages, but may also invest in foreign stocks in keeping with the fund’s objectives

•     May sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities

•     Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•     Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Risks	Principal Risks

• Active management risk • Risks of stock investing • Investment style risk • Market capitalization risk • REIT investing risk • Foreign investing risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective is long-term capital growth, and the Replacement Fund seeks to match the performance of the S&P SmallCap 600 Index, which includes capital appreciation as a component of its investment objective. The Removed Portfolio invests at least 80% of its net assets in companies with a market capitalization that is within or below the range of companies in the Russell 2000 Index, with an emphasis on those companies whose current stock prices do not appear to adequately reflect their underlying value. The Replacement Fund invests in stocks included in the S&P SmallCap 600 Index, and in futures with performance that is tied to that index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Rather, Contract owners may face less risk following the proposed Substitution. For example, although the Removed Portfolio invests primarily in stocks of U.S. companies, the Removed Portfolio has the latitude to invest in foreign securities as well. Investment in foreign stocks may expose Contract owners to additional risks, including currency and other risks associated with foreign investment. In contrast, the Replacement Portfolio’s investments are limited to stocks of U.S. companies. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Small Cap Stock Index Portfolio, were approximately $333.9 million, while the net assets of the Removed Portfolio (Advisor Class and Investor Class shares21), the T. Rowe Price Small-Cap Value Fund, were approximately $10,222.4 million. The Substitution will involve approximately 0.22% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

[21]	Only Advisor Class shares are involved in the Substitution.

	Removed Portfolio	Replacement Portfolio
	T. Rowe Price Small-Cap Value Fund	Small Cap Stock Index Portfolio
Share Class	Advisor Class	Service Shares
Management Fee	0.65%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.19%	N/A
Acquired Fund Fees and Expenses	0.15%	N/A

Total Annual Portfolio Operating Expenses	1.24%	0.60%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	1.24%	0.60%

Shareholder Fees (fees paid directly from your investment) • Redemption Fee (as a percentage of amount redeemed on shares held for 90 days or less)	1.00%	N/A

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #28, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was substantially lower than that of the Removed Portfolio. It is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Finally, the Replacement Portfolio does not assess a redemption fee. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for the Advisor Class share of the Removed Portfolio and the Service Shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one- and five-year periods. Further, although the Removed Portfolio slightly outperformed the Replacement Portfolio over the ten-year period, the Replacement Portfolio’s performance over this period is comparable to that of its benchmark index.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Advisor Class	32.40%	19.53%	10.60%
Russell 2000 Index (reflects no deduction for fees, expenses, or taxes)	38.82%	20.08%	9.07%
Lipper Small-Cap Core Funds Index	36.13%	20.75%	9.33%
Replacement Portfolio
Service Shares	40.72%	20.84%	10.21%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	41.31%	21.37%	10.65%

Substitution #29—Wilshire Small Company Value Portfolio (Investment Class) replaced by Small Cap Stock Index Portfolio (Service Shares)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Wilshire Small Company Value Portfolio	Small Cap Stock Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Wilshire Associates Incorporated	Dreyfus Corporation

(Los Angeles Capital Management and Equity Research, Inc. and NWQ Investment Management Company, LLC)

Removed Portfolio	Replacement Portfolio
Investment Objective	Investment Objective

Provide investment results of a portfolio of publicly traded common stocks of companies in the small-cap value sub-category of the Wilshire 5000 IndexSM	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion

Principal Investment Strategies	Principal Investment Strategies

•     Focuses on the small company value segment of the U.S. equity market

•     Invests substantially all of its assets in the common stock of companies with smaller market capitalizations—generally, less than $3 billion at the time of purchase

•     Invests, generally, in companies with relatively low price to book value ratios, low price to earnings ratios and relatively high dividend yields

•     Uses a multi-manager strategy with multiple subadvisers who employ different strategies

•     Los Angeles Capital Management and Equity Research, Inc. (“Los Angeles Capital”)—seeks to generate incremental returns above the Russell 2000 Value Index, while attempting to control investment risk relative to that benchmark.

•     NWQ Investment Management Company, LLC (“NWQ”)— invests in companies it believes are undervalued and where it believes catalysts exist to unlock value or improve profitability, regardless of market movements or industry developments.

Stock selection process driven by rigorous bottom-up fundamental research; three criteria at the core of its investment discipline are attractive valuation, favorable risk/reward ratio and belief in a catalyst

•     Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•     Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks

• Equity risk • Small-cap risk • Style risk • Multi-managed fund risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have substantially similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective is to track the small-cap value sub-category of the Wilshire 5000 Index, and the Replacement Portfolio’s investment objective is to match the performance of the S&P SmallCap 600 Index. Both the Removed and the Replacement Portfolios focus their investments on the domestic companies with small market capitalization.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Indeed, the value oriented investment strategy of the Removed Fund may expose Contract owners to the additional risk that the intrinsic value of the stocks in which the Removed Portfolio invests will not be recognized by the broader market. For these reasons, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Small Cap Stock Index Portfolio, were approximately $333.9 million, while the net assets of the Removed Portfolio, the Wilshire Small Company Value Portfolio, were approximately $35.1 million. The Substitution will involve approximately 19% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Wilshire Small Company Value Portfolio	Small Cap Stock Index Portfolio
Share Class	Investment Class	Service Shares
Management Fee	0.85%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.48%	N/A

Total Annual Portfolio Operating Expenses	1.58%	0.60%
Fee Waiver / Expense Reimbursement	(0.08%)	N/A

Total – After Fee Waiver / Expense Reimbursement	1.50%	0.60%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #29, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was substantially lower than that of the Removed Portfolio (before and after taking into account any contractual expense reimbursement or fee waiver applicable under the Removed Portfolio). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Investment Class shares of the Removed Portfolio and Service Shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. While the Removed Portfolio outperformed the Replacement Portfolio over the one-year period, the Replacement Portfolio outperformed the Removed Portfolio over the five- and ten-year periods. Further, the Replacement Portfolio performance was comparable to that of its benchmark index over the one-, five-, and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Investment Class	43.79%	18.79%	9.04%
Russell 2000 Value Index (reflects no deduction for fees, expenses or taxes)	34.52%	17.64%	8.61%
Replacement Portfolio
Service Shares	40.72%	20.84%	10.21%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	41.31%	21.37%	10.65%

Substitution #30—Royce Capital Fund – Small-Cap Portfolio (Investment Class) replaced by Small Cap Stock Index Portfolio (Service Shares)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Royce Capital Fund – Small-Cap Portfolio	Small Cap Stock Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Royce	Dreyfus Corporation

Investment Objective	Investment Objective

Seeks long-term growth of capital	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion

Principal Investment Strategies	Principal Investment Strategies

•     Invests primarily in equity securities of small-cap companies with market capitalizations up to $2.5 billion that are believed to be trading below its estimate of their current worth

•     Focuses on companies that it believes possess financial strength, a strong business model, and the ability to generate and effectively allocate excess free cash flow

•     Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•     Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

•     Focuses on the securities of U.S. companies, but may invest up to 25% of net assets in securities of companies headquartered in foreign countries

•     Normally, invests at least 80% of net assets in the equity securities of small-cap companies

•     May sell securities to, among other things, secure gains, limit losses, redeploy assets into what Royce deems to be more promising opportunities, and/or manage cash levels in the Fund’s portfolio

Principal Risks	Principal Risks

• Market risk • Small-cap company risk • Risks of investment in foreign securities • Estimate of a company’s current worth may prove to be inaccurate, or may not be recognized by other investors	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective seeks long-term growth of capital, and the Replacement Portfolio seeks to match the performance of the S&P SmallCap 600 Index, which includes capital appreciation as a component of its investment objective. To obtain their investment objectives, both the Removed and Replacement Portfolios invest primarily in equity securities of small-cap U.S. companies; the Removed Portfolio may invest up to 25% of its net assets in securities of companies headquartered in foreign countries.

While differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Rather, to the extent that the Removed Portfolio has the latitude to invest in stock of foreign and domestic small-cap companies, Contract owners may be exposed to additional risks—namely, currency risk and other risks inherent in foreign investment. In this regard, Contract owners may face less risk after the proposed Substitution. In sum, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Small Cap Stock Index Portfolio, were approximately $333.9 million, while the net assets of the Removed Portfolio, Royce Capital Fund – Small-Cap Portfolio, were approximately $960 million. The Substitution will involve approximately 1.97% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Royce Capital Fund – Small-Cap Portfolio	Small Cap Stock Index Portfolio
Share Class	Investment Class	Service Shares
Management Fee	1.00%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.00%	0.25%
Other Expenses	0.05%	N/A

Total Annual Portfolio Operating Expenses	1.05%	0.60%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	1.05%	0.60%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #30, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement

Portfolio was lower than that of the Removed Portfolio. Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Investment Class shares of the Removed Portfolio and Service Shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio for the one- and five-year periods; the performance of the Removed and Replacement Portfolio over the ten-year period is comparable. The performance of the Replacement Portfolio is comparable to its benchmark index for each of the periods indicated.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Investment Class	34.75%	19.03%	10.32%
Russell 2000 Index (reflects no deductions for fees, expenses or taxes)	38.82%	20.08%	9.07%
Replacement Portfolio
Service Shares	40.72%	20.84%	10.21%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	41.31%	21.37%	10.65%

Substitution #31—AllianceBernstein Small Cap Growth Portfolio (Class B) replaced by Small Cap Stock Index Portfolio (Service Shares)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
AllianceBernstein Small Cap Growth Portfolio	Small Cap Stock Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

AllianceBernstein L.P.	Dreyfus Corporation

Investment Objective	Investment Objective

Seeks long-term growth of capital	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion

Principal Investment Strategies	Principal Investment Strategies

•     Invests primarily in a diversified portfolio of equity securities with relatively smaller capitalizations as compared to the overall U.S. market

•     Investment policies emphasize investments in companies that are demonstrating improving financial results and a favorable earnings outlook; focuses on companies with strong, experienced management teams, strong market positions, and the potential to support greater than expected earnings growth rates; combines fundamental and quantitative analysis in its stock selection process

•     Under normal circumstances, invests at least 80% of net assets in equity securities of companies that, at the time of investment, fall within the lowest 20% of the total U.S. equity market capitalization (excluding, for purposes of this calculation, companies with market capitalizations of less than $10 million); may also invest up to 20% of its total assets in rights or warrants

•     May also invest in: foreign securities; other types of securities, such as preferred stocks; shares of exchange-traded funds, or ETFs, in lieu of making direct investments in securities

•     Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•     Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Removed Portfolio	Replacement Portfolio
Principal Risks	Principal Risks
• Market risk • Capitalization risk • Foreign (non-U.S.) risk • Derivatives risk • Management risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio’s investment objective seeks long-term growth of capital, and the Replacement Portfolio seeks to match the performance of the S&P SmallCap 600 Index, which includes a capital growth component in its investment objective. The Removed Portfolio invests at least 80% of net assets in equity securities of companies that fall within the lowest 20% of the total U.S. equity market capitalization. The Replacement Portfolio invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures with performance that is tied to that index.

Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Rather, Contract owners may face less risk after the proposed Substitution. In this regard, it is notable that the Removed Portfolio has greater latitude for permitted investments, and may invest in foreign (as well as domestic) securities, other types of securities—such as preferred stock, rights and warrants, and exchange-traded funds. This greater latitude for investment introduces additional risk to Contract owners—e.g., currency and other risks associated with foreign investment, and risks of investing in derivatives. However, because the Removed Portfolio invests primarily in securities with smaller market capitalizations, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Small Cap Stock Index Portfolio, were approximately $333.9 million, while the net assets of the Removed Portfolio, the AllianceBernstein Small Cap Growth Portfolio, were approximately $70.6 million. The Substitution will involve approximately 5.10% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	AllianceBernstein Small Cap Growth Portfolio	Small Cap Stock Index Portfolio
Share Class	Class B	Service Shares
Management Fee	0.75%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.43%	N/A

Total Annual Portfolio Operating Expenses	1.43%	0.60%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	1.43%	0.60%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #31, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio. Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Class B shares of the Removed Portfolio and Service Shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The performance of the Removed and Replacement Portfolio over the ten-year period is comparable. While the Removed Portfolio outperformed the Replacement Portfolio for the one-, five-, and ten-year periods, the Replacement Portfolio performed comparably to its benchmark over the one-, five-, and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Class B	45.33%	27.38%	10.64%
Russell 2000® Growth Index (reflects no deduction for fees, expenses, or taxes)	43.30%	22.58%	9.41%
Replacement Portfolio
Service Shares	40.72%	20.84%	10.21%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	41.31%	21.37%	10.65%

Substitution #32— Wilshire Small Company Growth Portfolio (Investment Class) replaced by Small Cap Stock Index Portfolio (Service Shares)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Wilshire Small Company Growth Portfolio	Small Cap Stock Index Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Wilshire Associates Incorporated	Dreyfus Corporation

(Los Angeles Capital Management and Equity Research, Inc.; Ranger Investment Management, L.P.)

Investment Objective	Investment Objective

Provide investment results of a portfolio of publicly traded common stocks of companies in the small-cap growth sub-category of the Wilshire 5000 IndexSM	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion

Principal Investment Strategies	Principal Investment Strategies

•     Focuses on the small company growth segment of the U.S. equity market

•     Invests substantially all of its assets in the common stock of companies with smaller market capitalizations—which is generally less than $3 billion at the time of purchase

•     Invests in companies that historically have above average earnings or sales growth and retention of earnings, often such companies have above average price to earnings ratios

•     Places less emphasis on companies with a long history of established growth than the Wilshire Large Company Growth Portfolio

•     Invests in small-cap companies that may still further develop

•     Uses a multi-manager strategy with multiple subadvisers who employ different strategies:

•     Los Angeles Capital Management and Equity Research, Inc. (“Los Angeles Capital”). In managing its portion of the Small Company Growth Portfolio, Los Angeles Capital uses Los Angeles Capital’s Dynamic Alpha Stock Selection ModelSM, a proprietary

•     Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•     Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Removed Portfolio	Replacement Portfolio

model, to seek to generate incremental returns above the Portfolio’s benchmark, the Russell 2000 Growth Index, while attempting to control investment risk relative to the benchmark. Securities with declining alphas or those which increase portfolio risk become sell candidates while securities with improving alphas or those which decrease portfolio risk become buy candidates. Alpha is a measure of performance on a risk adjusted basis.

•     Ranger Investment Management, L.P (“Ranger”). Ranger’s investment team searches for quality growth companies by implementing a bottom-up, fundamental research driven security selection process. In the research process, Ranger focuses on identifying small- and mid- capitalization U.S. equities characterized by accelerating revenue and earnings growth, high recurring revenues, strong balance sheets and free cash flow generation. In addition to extensive quantitative analysis, Ranger gives careful consideration to qualitative analysis and judgment of the management team, accounting practices, corporate governance and the company’s competitive advantage. Ranger utilizes a proprietary system to identify companies that violate the firm’s sell disciplines. Ranger seeks to identify problem stocks early and enhance performance by removing them before they become significant problems.

Principal Risks	Principal Risks

• Equity risk • Small-cap risk • Style risk • Multi-managed fund risk • Portfolio turnover risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have substantially similar investment objectives, investment strategies, and risks. The Removed Portfolio and Replacement Portfolio each seek to track the performance of an external index that consists of the small-capitalization companies. More specifically, the Removed Portfolio seeks to provide investment results comparable to a portfolio of stocks of companies in the small-cap growth subcategory of the Wilshire 5000 Index, while the Replacement Portfolio seeks to match the performance of the S&P SmallCap 600 Index. Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. Rather, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Small Cap Stock Index Portfolio, were approximately $333.9 million, while the net assets of the Removed Portfolio, the Wilshire Small Company Growth Portfolio, were approximately $32.1 million. The Substitution will involve approximately 13% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Wilshire Small Company Growth Portfolio	Small Cap Stock Index Portfolio
Share Class	Investment Class	Service Shares
Management Fee	0.85%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.52%	N/A
Acquired Fund Fees and Expenses	N/A	N/A

Total Annual Portfolio Operating Expenses	1.62%	0.60%
Fee Waiver / Expense Reimbursement	(0.12%)	N/A

Total – After Fee Waiver / Expense Reimbursement	1.50%	0.60%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #32, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was significantly lower than that of the Removed Portfolio (even after taking into account any contractual fee waiver or expense reimbursement applicable to the Removed Portfolio). Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Investment Class shares of the Removed Portfolio and Service Shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the ten-year period and the Portfolios performed comparably over the one- and five-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Investment Class	41.25%	21.33%	8.86%
Russell 2000 Growth Index (reflects no deduction for fees, expenses or taxes)	43.30%	22.58%	9.41%
Replacement Portfolio
Service Shares	40.72%	20.84%	10.21%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	41.31%	21.37%	10.65%

Substitution #33—Delaware VIP REIT Series (Service Class) replaced by Real Estate Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Delaware VIP REIT Series	Real Estate Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Delaware Management Company, a series of Delaware Management Business Trust	Fidelity SelectCo, LLC, an affiliate of Fidelity Management & Research Company, is the fund’s manager

(FMR Co., Inc. (FMRC) and other investment advisers)

Investment Objective	Investment Objective

Seeks maximum long-term total return, with capital appreciation as a secondary objective	Seeks above-average income and long-term capital growth, consistent with reasonable investment risk; seeks to provide a yield that exceeds the composite yield of the S&P 500® Index

Principal Investment Strategies	Principal Investment Strategies

•     Invests primarily in securities of companies that are principally engaged in the real estate industry

•     Under normal circumstances, invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in real estate investment trusts (REITs)

•     Normally invests primarily in common stocks

•     Normally invests at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments

•     Invests in domestic and foreign issuers

Removed Portfolio	Replacement Portfolio

•     Strives to include REITs that represent a variety of different sectors in the real estate industry

•     Manager generally looks for REIT management teams that:

•     retain a substantial portion of the properties’ cash flow

•     effectively use capital to expand

•     have a strong ability to raise rents; and

•     can create a franchise value for the REIT

• Uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments

Principal Risks	Principal Risks

• Market risk • Real estate industry risk • Interest rate risk • Derivatives risk • Prepayment risk • Liquidity risk • Government and regulatory risk	• Stock market volatility • Foreign exposure • Real estate industry concentration • Issuer-specific changes

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have substantially similar investment strategies and risks. The Removed Portfolio’s investment objective seeks maximum long-term total return and, secondarily, capital appreciation. The Replacement Portfolio similarly seeks above-average income and long-term capital growth. To obtain their objectives, both the Removed and Replacement Portfolios invest primarily in companies that are principally engaged in the real estate industry. Both Portfolios may invest in domestic and foreign issuers. The Removed Portfolio invests at least 80% of its net assets in real estate investment trusts (“REITs”). The Replacement Portfolio invests at least 80% of its assets in securities of companies principally engaged in the real estate industry as well as real estate related investments, including REITs. For these reasons, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Real Estate Portfolio, were approximately $402.4 million, while the net assets of the Removed Portfolio, the Delaware VIP REIT Series, were approximately $432.0 million. The Substitution will involve approximately 2.57% of the net assets of the Removed Portfolio. Service Class 2 shares of the Replacement Portfolio will be substituted for Service Class shares of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Delaware VIP REIT Series	Real Estate Portfolio
Share Class	Service Class	Service Class 2
Management Fee	0.75%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.30%	0.25%
Other Expenses	0.09%	0.14%

Total Annual Portfolio Operating Expenses	1.14%	0.94%
Fee Waiver / Expense Reimbursement	(0.05%)	N/A

Total – After Fee Waiver / Expense Reimbursement	1.09%	0.94%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #33, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio (even after taking into account the contractual fee waiver and expense reimbursements available under the Removed Portfolio). Furthermore, it is anticipated that both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Service Class shares of the Removed Portfolio and Service Class 2 shares of the Replacement Portfolio for the one-year, five-year and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the five- and ten-year periods, and performed comparably to the Removed Portfolio over the one-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Service Class	1.92%	15.45%	7.76%
FTSE NAREIT Equity REITs Index (reflects no deduction for fees, expenses, or taxes)	2.47%	16.50%	8.42%
Replacement Portfolio
Service Class 2	1.61%	18.29%	9.09%
Dow Jones U.S. Select Real Estate Securities IndexSM (reflects no deduction for fees, expenses, or taxes)	1.31%	16.44%	8.24%

Substitution #34—High Income Portfolio (Service Class 2) replaced by Franklin High Income VIP Fund (Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
High Income Portfolio	Franklin High Income VIP Fund (formerly, the Franklin High Income Securities Fund)

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Fidelity Management & Research Company (FMR)	Franklin Advisers, Inc.

(FMR Co., Inc. (FMRC) and other investment advisers)

Investment Objective	Investment Objective

Seeks a high level of current income, while also considering growth of capital	Seeks to earn a high level of current income with a secondary goal of capital appreciation

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     Normally invests primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities

•     Invests in companies in troubled or uncertain financial condition

•     Invests in domestic and foreign issuers

•     May invest in non-income producing securities, including defaulted securities and common stocks

•     Uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments

•     Under normal market conditions, invests predominantly in high yield, lower-rated debt securities—e.g., bonds, notes, debentures, convertible securities, and senior and subordinated debt securities—that generally pay higher yields than more highly rated securities

•     May invest up to 100% of its total assets in debt securities that are rated below investment grade, sometimes called “junk bonds”

•     May also invest in defaulted debt securities and securities issued by issuers in any foreign country; generally will be denominated in U.S. dollars and traded on U.S. markets

•     May have significant investments in certain sectors such as energy

•     Conducts research driven fundamental analysis using both qualitative and quantitative analysis to evaluate issuers

•     “Bottom-up” investing, focusing primarily on individual securities

•     Considers a variety of factors, including the issuer’s experience and managerial strength, its sensitivity to economic conditions, and its current and prospective financial condition

Principal Risks	Principal Risks

• Stock market volatility • Interest rate changes • Foreign exposure • Issuer-specific changes	• Credit • High-yield debt securities • Interest rate • Income • Foreign securities • Focus • Prepayment • Market • Management

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar investment strategies and risks. Both the Removed and Replacement Portfolios’ investment objective is high current income and, secondarily, capital growth. The Removed and Replacement Portfolios invest primarily in lower-rated debt securities; both Portfolios may invest in foreign and domestic issuers. Although the Portfolios’ investment strategies may differ somewhat, before making an investment, each Portfolio relies on a fundamental analysis to evaluate issuers and market economic conditions. The Section 26 Applicants believe that, given these similarities between the Replacement and Removed Portfolios, the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Franklin High Income VIP Fund, were approximately $375.1 million, while the net assets of the Removed Portfolio, the High Income Portfolio, were approximately $277.66 million. The Substitution will involve approximately 6.08% of the net assets of the Removed Portfolio. Class 2 shares of the Replacement Portfolio will be substituted for Service Class 2 shares of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	High Income Portfolio	Franklin High Income VIP Fund
Share Class	Service Class 2	Class 2
Management Fee	0.56%	0.52%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.12%	0.06%

Total Annual Portfolio Operating Expenses	0.93%	0.83%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	0.93%	0.83%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #34, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio. Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Service Class 2 shares of the Removed Portfolio and Class 2 shares of the Replacement Portfolio for the one-, five-, and ten-year periods ended December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-, five-, and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio
Service Class 2	5.70%	15.30%	6.87%
The BofA Merrill LynchSM US High Yield Constrained Index (reflects no deduction for fees, expenses, or taxes)	7.41%	18.70%	8.46%
Replacement Portfolio
Class 2	7.83%	16.06%	7.48%
Credit Suisse High Yield Index (Index reflects no deduction for fees, expenses or taxes)	7.53%	18.08%	8.35%
Lipper VIP High Current Yield Funds Classification Average (Index reflects no deduction for fees, expenses or taxes)	6.51%	15.81%	7.36%

Substitution #35—Wilshire 2015 ETF Fund replaced by Freedom 2015 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Wilshire 2015 ETF Fund	Freedom 2015 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Wilshire Associates Incorporated	Strategic Advisers, Inc. (Strategic Advisers), an affiliate of Fidelity Management & Research Company (FMR), is the fund’s manager

Investment Objective	Investment Objective

Seeks to provide high total return until its target retirement date; thereafter will seek high current income and, as a secondary objective, capital appreciation	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond

Principal Investment Strategies	Principal Investment Strategies

•     Operates under a fund of funds structure—invests primarily in a portfolio of unaffiliated exchange traded funds (“ETFs”) that, in an attempt to approximate the investment performance of their respective benchmarks, invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures and other instruments in accordance with their own investment policies and strategies

•     Investment manager focuses on four key principles: asset allocation, portfolio structure, investment time horizon and fund management

•     Invests in ETFs according to a moderate asset allocation strategy designed for investors planning to retire in 2015, plus or minus two to three years

•     Invests in ETFs that are diversified within each asset class; amounts invested in each of the ETFs will vary from time to time depending on the investment time horizon and the investment manager’s assessment of business, economic and market conditions, including any potential advantage of price shifts between the equity markets and the fixed income markets

•     Although the fund’s asset allocation will become more conservative over time, the investment manager does not anticipate making frequent changes in asset allocation and will not attempt to time the market

•     Invests in a combination of underlying Fidelity® Variable Insurance Products (VIP) domestic equity funds, international equity funds, bond funds, and short-term funds

•     asset allocation strategy becomes increasingly conservative until it reaches approximately 17% in domestic equity funds, 7% in international equity funds, 46% in bond funds, and 30% in short-term funds (approximately 10 to 19 years after the year 2015).

•     asset allocation strategy as of December 31, 2013, of approximately:

•    Domestic Equity Funds: 39.6%

•    International Equity Funds: 17.1%

•    Bond Funds: 33.2%

•    Short-Term Funds: 10.1%

•     May continue to seek high total return for several years beyond the fund’s target retirement date in an effort to achieve the fund’s overall investment objective

Removed Portfolio	Replacement Portfolio

•     As of May 1, 2014, the target asset allocation for the fund is: 49% invested in ETFs that invest in fixed income securities and 51% invested in ETFs that invest in equity securities

•     Approximately 15 years after 2015, the fund’s target asset allocation will be approximately 73% invested in ETFs that invest in fixed income securities and 27% in ETFs that invest in equity securities

Principal Risks	Principal Risks

•    ETF Risk

•    Fund of funds risk

•    Future developments

•    Market risk

•    Recent market events risk

•    Portfolio strategy risk

•    Capitalization risk

•    Credit risk

•    Currency risk

•    Derivatives risk

•    Equity securities risk

•    Emerging market risk

•    Foreign (non-U.S.) risk

•    Inflation risk

•    Interest rate risk

•    Investment style risk

•    Liquidity risk

•    Prepayment risk

•    Real estate investment trust (“REIT”) risk

•    Reinvestment risk

• Investing in other funds • Stock market volatility • Interest rate changes • Foreign exposure • Industry exposure • Prepayment • Issuer-specific changes • Leverage risk • “Value” investing

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have substantially similar investment objectives and similar investment strategies and risks. The Removed Portfolio seeks high total return until its target retirement date (2015). Thereafter, the Removed Portfolio will seek high current income and, secondarily, capital appreciation. The Replacement Portfolio also seeks high total return, with a secondary objective of principal preservation, as the fund approaches its target date (2015). The Removed Portfolio invests primarily in unaffiliated exchange-traded funds (“ETFs”) that invest in a variety of foreign and domestic equity, debt, commodities, money market securities, futures and other financial instruments. The investment manager follows a moderate asset allocation strategy that will become more conservative over time, and is designed for investors planning to retire in 2015 (plus or minus two or three years). Currently, the approximate target asset allocation for the Removed Portfolio is 49% invested in ETFs that invest in fixed income securities and 51% invested in ETFs that invest in equity securities. Similarly, the Replacement Portfolio invests in affiliated domestic equity funds, international equity funds, bond funds and short-term funds. The investment manager of the Replacement Portfolio will employ an asset allocation strategy that becomes increasingly conservative over time. Currently, the approximate target asset allocation for the Replacement Portfolio is 56.7% in domestic and international equity funds, 33.2% in bond funds; and 10.1% in short-term funds.

Although differences in the Portfolios’ risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. The Removed and Replacement Portfolios each have retirement target dates of 2015 and operate as funds of funds. Further, as noted above, each Portfolio’s asset allocation strategy will become increasingly conservative over time. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Freedom 2015 Portfolio, were approximately $114.1 million, while the net assets of the Removed Portfolio, the Wilshire 2015 ETF Fund, were approximately $34.3 million. The Substitution will involve approximately 97% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Wilshire 2015 ETF Fund	Freedom 2015 Portfolio
Share Class	(Only One Share Class)	Service Class 2
Management Fee	0.25%	N/A
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.24%	0.00%
Acquired Fund Fees and Expenses	0.14%	0.58%

Total Annual Portfolio Operating Expenses	0.88%	0.83%
Fee Waiver / Expense Reimbursement	(0.14%)	N/A

Total – After Fee Waiver / Expense Reimbursement	0.74%	0.83%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #35, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. Only if a contractual fee waiver / expense reimbursement of 0.14% is applied to the total annual portfolio operating expense ratio of the Removed Portfolio (0.88%) is that ratio less than the total annual portfolio operating expense ratio of the Replacement Portfolio (0.82%). Because offering a fee waiver / expense reimbursement is not required, and the level of any waiver or reimbursement is subject to change, it is uncertain for how long after the Substitution the total annual portfolio operating expense ratio for the Removed Portfolio will be lower than that of the Replacement Portfolio. Any concerns with a higher total annual portfolio operating expense ratio are lessened, however, because the Substitutions will require Contract owner approval—that is, a Contract owner vote on Substitution #35 will involve a vote on the increased fees. Moreover, it is anticipated that immediately after the Substitution the total annual portfolio operating expense ratio (before taking into account any fee waiver or expense reimbursement applicable to the Removed Portfolio), and the combined management fee plus 12b-1 fee, of the Replacement Portfolio will be lower than those for the Removed Portfolio.

Even under these circumstances, the Section 26 Applicants believe that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio on the date of the Substitution (“Substitution Date”), and Horace Mann will take further steps to ensure that those Contract owners do not incur higher expenses for a period after the Substitution. More specifically, for those Contract owners, for two (2) years following the Substitution, Horace Mann will reimburse the subaccounts investing in the Replacement Portfolio as a result of the Substitution, such that the sum of the total annual operating expense ratio for the Replacement Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount net assets and reflected in the calculation of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the total annual operating expense ratio of the Removed Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio for fiscal year 2014. In addition, for 24 months following the Substitution Date, Horace Mann will not increase asset-based fees or charges for Contracts that are in force on the Substitution Date.

Performance of the Portfolios

The chart below compares the average annual total returns for the Removed Portfolio and Service Class 2 shares of the Replacement Portfolio for one-year and five-year periods ended December 31, 2013, and from inception (May 1, 2006, for the Removed Portfolio and April 26, 2005, for the Replacement Portfolio), to December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-year and five-year periods. Because the inception dates for the Portfolios differ, a fair comparison of performance since the Portfolios’ respective inception dates cannot be made. It is notable, however, that the time periods are almost coincident and during that period, the Replacement Portfolio outperformed the Removed Portfolio, and the performance of the Replacement Portfolio was comparable to its benchmark index.

Portfolio	1 Year	5 Years	Since Inception
Removed Portfolio (inception: 5/1/06)
2015 ETF Fund	10.38%	11.10%	4.63%
S&P Target Date 2015 Index (reflects no deduction for fees, expenses or taxes)	12.16%	10.54%	5.26%
Replacement Portfolio (inception: 4/26/05)
Service Class 2	14.10%	12.36%	6.51%
Fidelity Freedom 2015 Composite IndexSM (reflects no deduction for fees or expenses)	13.80%	11.23%	6.37%

Substitution #36—Wilshire 2025 ETF Fund replaced by Freedom 2025 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Wilshire 2025 ETF Fund	Freedom 2025 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Wilshire Associates Incorporated	Strategic Advisers, an affiliate of Fidelity Management & Research Company (FMR), is the fund’s manager.

Investment Objective	Investment Objective
Seeks high total return until its target retirement date; thereafter will seek high current income and, as a secondary objective, capital appreciation	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     Operates under a fund of funds structure—invests primarily in a portfolio of unaffiliated exchange traded funds (“ETFs”) that, in an attempt to approximate the investment performance of their respective benchmarks, invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures and other instruments in accordance with their own investment policies and strategies

•     Investment manager focuses on four key principles: asset allocation, portfolio structure, investment time horizon and fund management.

•     Invests in ETFs according to a moderate asset allocation strategy designed for investors planning to retire in 2025, plus or minus two to three years.

•     Invests in ETFs that are diversified within each asset class; amounts invested in each of the ETFs will vary from time to time depending on the investment time horizon and the investment manager’s assessment of business, economic and market conditions, including any potential advantage of price shifts between the equity markets and the fixed income markets.

•     Although the fund’s asset allocation will become more conservative over time, the investment manager does not anticipate making frequent changes in asset allocation and will not attempt to time the market

•     As of May 1, 2014, the target asset allocation for the fund is: 38% invested in ETFs that invest in fixed income securities and 62% invested in ETFs that invest in equity securities.

•     Approximately 15 years after 2025, the fund’s target asset allocation will be approximately 73% invested in ETFs that invest in fixed income securities and 27% in ETFs that invest in equity securities

•     Invests in a combination of underlying Fidelity® Variable Insurance Products (VIP) domestic equity funds, international equity funds, bond funds, and short-term funds.

•     asset allocation strategy becomes increasingly conservative until it reaches approximately 17% in domestic equity funds, 7% in international equity funds, 46% in bond funds, and 30% in short-term funds (approximately 10 to 19 years after the year 2025).

•     asset allocation strategy as of December 31, 2013, of approximately:

•     Domestic Equity Funds: 52.1%

•     International Equity Funds: 22.5%

•     Bond Funds: 25.4%

•     Short-Term Funds: 0.0%

•     May continue to seek high total return for several years beyond the fund’s target retirement date in an effort to achieve the fund’s overall investment objective

Principal Risks	Principal Risks

• ETF risk • Fund of funds risk • Future developments • Market risk • Recent market events risk • Portfolio strategy risk • Capitalization risk	• Investing in other funds • Stock market volatility • Interest rate changes • Foreign exposure • Prepayment • Issuer-specific changes • Leverage risk

Removed Portfolio	Replacement Portfolio

•   Credit risk

•   Currency risk

•   Derivatives risk

•   Equity securities risk

•   Emerging market risk

•   Foreign (non-U.S.) risk

•   Inflation risk

•   Interest rate risk

•   Investment style risk

•   Liquidity risk

•   Prepayment risk

•   Real estate investment trust (“REIT”) risk

•   Reinvestment risk

• “Value” investing

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have substantially similar investment objectives and similar investment strategies and risks. The Removed Portfolio’s investment objective is high total return until its target retirement date (2025). Thereafter, the Removed Portfolio will seek high current income and, secondarily, capital appreciation. The Replacement Portfolio also seeks high total return, with a secondary objective of principal preservation, as the fund approaches its target date (2025). The Removed Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) that invest in a variety of foreign and domestic equity, debt, commodities, money market securities, futures and other financial instruments. The investment manager follows a moderate asset allocation strategy that will become more conservative over time, and is designed for investors planning to retire in 2025 (plus or minus two or three years). Currently, the approximate target asset allocation for the Removed Portfolio is 38% invested in ETFs that invest in fixed income securities and 62% invested in ETFs that invest in equity securities. Similarly, the Replacement Portfolio invests in affiliated domestic equity funds, international equity funds, bond funds and short-term funds. The investment manager of the Replacement Portfolio will employ an asset allocation strategy that becomes increasingly conservative over time. Currently, the approximate target asset allocation for the Replacement Portfolio is 74.6% in domestic and international equity funds, 25.4% in bond funds; and 0.0% in short-term funds.

Although differences in the Portfolios’ risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. The Removed and Replacement Portfolios each have retirement target dates of 2025 and operate as funds of funds. Further, as noted above, each Portfolio’s asset allocation strategy will become increasingly conservative over time. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Freedom 2025 Portfolio, were approximately $91.5 million, while the net assets of the Removed Portfolio, the Wilshire 2025 ETF Fund, were approximately $51.1 million. The Substitution will involve approximately 98% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Wilshire 2025 ETF Fund	Freedom 2025 Portfolio
Share Class	(Only One Share Class)	Service Class 2
Management Fee	0.25%	None
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.21%	0.00%
Acquired Fund Fees and Expenses	0.13%	0.64%

Total Annual Portfolio Operating Expenses	0.84%	0.89%
Fee Waiver / Expense Reimbursement	(0.11%)	N/A

Total – After Fee Waiver / Expense Reimbursement	0.73%	0.89%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #36, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. Before taking into account any applicable contractual fee waivers or expense reimbursements, the total annual operating expense ratio of the Replacement Portfolio (0.87%) was slightly higher than that of the Removed Portfolio (0.84%). Such waivers and reimbursements are available under the Removed Portfolio, however, and after applying those fee waivers and expense reimbursements, the total annual portfolio operating expense ratio for the Replacement Portfolio exceeds that for the Removed Portfolio by 0.14%. Because offering a fee waiver / expense reimbursement is not required, and the level of any waiver or reimbursement is subject to change, it is uncertain for how long after the Substitution the total annual portfolio operating expense ratio for the Removed Portfolio will be lower than that of the Replacement Portfolio. Moreover, any concerns with a higher total annual portfolio operating expense ratio are lessened because the Substitutions will require Contract owner approval—that is, a Contract owner vote on the Substitution will involve a vote on the increased fees.

Even under these circumstances, the Section 26 Applicants believe that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio on the Substitution Date, and Horace Mann will take further steps to ensure that those Contract owners do not incur higher expenses for a period after the Substitution. More specifically, for those Contract owners, for two (2) years following the Substitution, Horace Mann will reimburse the subaccounts investing in the Replacement Portfolio as a result of the Substitution, such that the sum of the total annual operating expense ratio for the Replacement Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculation of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the total annual operating expense ratio of the Removed Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio for fiscal year 2014. In addition, for 24 months following the Substitution Date, Horace Mann will not increase asset-based fees or charges for Contracts that are in force on the Substitution Dates. In addition, for 24 months following the Substitution Date, Horace Mann will not increase asset-based fees or charges for Contracts that are in force on the Substitution Date.

Performance of the Portfolios

The chart below compares the average annual total returns for the Removed Portfolio and the Service Class 2 shares of the Replacement Portfolio for the one- and five-year periods ended December 31, 2013, and from the inception of each Portfolio (May 1, 2006 for the Removed Portfolio and April 26, 2005 for the Replacement Portfolio) to December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-year and five-year periods. Because the inception dates for the Portfolios differ, a fair comparison of performance since the Portfolios’ respective inception dates cannot be made. It is notable, however, that the time periods are almost coincident and during that period, the Replacement Portfolio outperformed the Removed Portfolio and slightly outperformed its benchmark index.

Portfolio	1 Year	5 Years	Since Inception
Removed Portfolio (inception: 5/1/06)
2025 ETF Fund	12.22%	11.32%	4.09%
Wilshire 5000 IndexSM (reflects no deduction for fees, expenses or taxes)	33.09%	18.59%	7.06%
S&P Target Date 2025 Index (reflects no deduction for fees, expenses or taxes)	17.03%	12.77%	5.56%
Replacement Portfolio (inception: 4/26/05)
Service Class 2	19.71%	15.00%	7.20%
Fidelity Freedom 2025 Composite IndexSM (reflects no deduction for fees or expenses)	19.18%	14.00%	7.17%

Substitution #37—Wilshire 2035 ETF Fund replaced by Freedom 2035 Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Wilshire 2035 ETF Fund	Freedom 2035 Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Wilshire Associates Incorporated	Strategic Advisers, an affiliate of Fidelity Management & Research Company (FMR), is the fund’s manager

Investment Objective	Investment Objective

Seeks high total return until its target retirement date; thereafter will seek high current income and, as a secondary objective, capital appreciation	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     Operates under a fund of funds structure—invests primarily in a portfolio of unaffiliated exchange traded funds (“ETFs”) that, in an attempt to approximate the investment performance of their respective benchmarks, invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures and other instruments in accordance with their own investment policies and strategies

•     Investment manager focuses on four key principles: asset allocation, portfolio structure, investment time horizon and fund management

•     Invests in ETFs according to a moderate asset allocation strategy designed for investors planning to retire in 2035, plus or minus two to three years

•     Invests in ETFs that are diversified within each asset class; amounts invested in each of the ETFs will vary from time to time depending on the investment time horizon and the investment manager’s assessment of business, economic and market conditions, including any potential advantage of price shifts between the equity markets and the fixed income markets

•     Although the fund’s asset allocation will become more conservative over time, the investment manager does not anticipate making frequent changes in asset allocation and will not attempt to time the market

•     As of May 1, 2014, the target asset allocation for the fund is: 27% invested in ETFs that invest in fixed income securities and 73% invested in ETFs that invest in equity securities

•     Approximately 15 years after 2035, the fund’s target asset allocation will be approximately 73% invested in ETFs that invest in fixed income securities and 27% in ETFs that invest in equity securities

•     Invests in a combination of underlying Fidelity® Variable Insurance Products (VIP) domestic equity funds, international equity funds, bond funds, and short-term funds.

•     asset allocation strategy becomes increasingly conservative until it reaches approximately 17% in domestic equity funds, 7% in international equity funds, 46% in bond funds, and 30% in short-term funds (approximately 10 to 19 years after the year 2035)

•     asset allocation strategy as of December 31, 2013, of approximately:

•    Domestic Equity Funds: 63.1%

•    International Equity Funds: 27.1%

•    Bond Funds: 9.8%

•    Short-Term Funds:0.0%

•     May continue to seek high total return for several years beyond the fund’s target retirement date in an effort to achieve the fund’s overall investment objective

Principal Risks	Principal Risks

• ETF risk • Fund of funds risk • Future developments	• Investing in other funds • Stock market volatility • Interest rate changes

Removed Portfolio	Replacement Portfolio

•    Market risk

•    Recent market events risk

•    Portfolio strategy risk

•    Capitalization risk

•    Credit risk

•    Currency risk

•    Derivatives risk

•    Equity securities risk

•    Emerging market risk

•    Foreign (non-U.S.) risk

•    Inflation risk

•    Interest rate risk

•    Investment style risk

•    Liquidity risk

•    Prepayment risk

•    Real estate investment trust (“REIT”) risk

•    Reinvestment risk

• Foreign exposure • Issuer-specific changes • “Growth” investing • “Value” investing

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have substantially similar investment objectives and similar investment strategies and risks. The Removed Portfolio’s investment objective is high total return until its target retirement date (2035). Thereafter, the Removed Portfolio will seek high current income and, secondarily, capital appreciation. The Replacement Portfolio’s investment objective is high total return with a secondary objective of principal preservation as the fund approaches its target date (2035) and beyond. The Removed Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) that invest in a variety of foreign and domestic equity, debt, commodities, money market securities, futures and other financial instruments. The investment manager follows a moderate asset allocation strategy that will become more conservative over time, and is designed for investors planning to retire in 2035 (plus or minus two or three years). Currently, the approximate target asset allocation for the Removed Portfolio is 27% invested in ETFs that invest in fixed income securities and 73% invested in ETFs that invest in equity securities. Similarly, the Replacement Portfolio invests in affiliated domestic equity funds, international net equity funds, bond funds and short-term funds. The investment manager of the Replacement Portfolio will employ an asset allocation strategy that becomes increasingly conservative over time. Currently, the approximate target asset allocation for the Replacement Portfolio is 90.2% in domestic and international equity funds, 9.8% in bond funds; and 0.0% in short-term funds.

Although differences in the Portfolios’ risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. The Removed and Replacement Portfolios each have retirement target dates of 2035 and operate as funds of funds. Further, as noted above, each Portfolio’s asset allocation strategy will become increasingly conservative over time. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, Freedom 2035 Portfolio, were approximately $8.3 million, while the net assets of the Removed Portfolio, Wilshire 2035 ETF Fund, were approximately $60.6 million. The Substitution will involve approximately 98% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Wilshire 2035 ETF Fund	Freedom 2035 Portfolio
Share Class	(Only One Share Class)	Service Class 2
Management Fee	0.25%	N/A
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.21%	0.00%
Acquired Fund Fees and Expenses	0.12%	0.70%

Total Annual Portfolio Operating Expenses	0.83%	0.95%
Fee Waiver / Expense Reimbursement	(0.11%)	N/A

Total – After Fee Waiver/Expense Reimbursement	0.72%	0.95%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated May 1, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #37, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. Before taking into account any applicable contractual fee waivers or expense reimbursements, the total annual operating expense ratio of the Replacement Portfolio (0.90%) was higher than that of the Removed Portfolio (0.83%). Such waivers and reimbursements are available under the Removed Portfolio, however, and after applying those fee waivers and expense reimbursements, the total annual portfolio operating expenses ratio for the Replacement Portfolio exceeds that for the Removed Portfolio by 0.18%. Because offering a fee waiver / expense reimbursement is not required, and the level of any waiver or reimbursement is subject to change, it is uncertain for how long after the Substitution the total annual portfolio operating expense ratio for the Removed Portfolio will continue to be lower than that of the Replacement Portfolio. Moreover, any concerns with a higher total annual portfolio operating expense ratio are lessened because the Substitutions will require Contract owner approval—that is, a Contract owner vote on the Substitution will involve a vote on the increased fees.

Even under these circumstances, the Section 26 Applicants believe that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio on the Substitution Date, and Horace Mann will take further steps to ensure that those Contract owners do not incur higher expenses for a period after the Substitution. More specifically, for those Contract owners, for two (2) years following the Substitution, Horace Mann will reimburse the subaccounts investing in the Replacement Portfolio as a result of the Substitution, such that the sum of the total annual operating expense ratio for the Replacement Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculation of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the total annual operating expense ratio of the Removed Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio for fiscal year 2014. In addition, for 24 months following the Substitution Date, Horace Mann will not increase asset-based fees or charges for Contracts that are in force on the Substitution Dates. In addition, for 24 months following the Substitution Date, Horace Mann will not increase asset-based fees or charges for Contracts that are in force on the Substitution Date.

Performance of the Portfolios

The chart below compares the average annual total returns for the Removed Portfolio and the Service Class 2 shares of the Replacement Portfolio for the one-year period ended December 31, 2013, and from the inception for each Portfolio (May 1, 2006 for the Removed Portfolio and April 8, 2009 for the Replacement Portfolio) to December 31, 2013.

The Replacement Portfolio outperformed the Removed Portfolio over the one-year period. In addition, while a comparison over the five-year period or since the Portfolios’ inception dates cannot be made, the Replacement Portfolio slightly outperformed its benchmark index since its inception date.

Portfolio	1 Year	5 Years	Since Inception
Removed Portfolio (inception date: 5/1/06)
2035 ETF Fund	14.97%	11.92%	3.49%
Wilshire 5000 IndexSM (reflects no deduction for fees, expenses or taxes)	33.09%	18.59%	7.06%
S&P Target Date 2035 Index (reflects no deduction for fees, expenses or taxes)	20.84%	14.27%	5.61%
Replacement Portfolio (inception: 4/08/09)
Service Class 2	24.50%	N/A	18.88%
Fidelity Freedom 2035 Composite IndexSM (reflects no deduction for fees or expenses)	24.13%	N/A	18.11%

Substitution #38— Ibbotson Conservative ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 20% Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Ibbotson Conservative ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 20% Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

ALPS Advisors, Inc. (Ibbotson Associates, Inc.)	Strategic Advisers, Inc. (Strategic Advisers), an affiliate of Fidelity Management & Research Company (FMR), is the fund’s manager.

Investment Objective	Investment Objective

Seeks to provide investors with current income and preservation of capital	Seeks high current income and, as a secondary objective, capital appreciation.

Removed Portfolio	Replacement Portfolio
Principal Investment Strategies	Principal Investment Strategies

•     A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments

•     May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee

•     Under normal circumstances, may allocate 70-90% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 80%), and approximately 10-30% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 20%)

•     Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 14%

•    International Equity Funds: 6%

•    Fixed-Income Funds: 50%

•    Money Market Funds: 30%

•     Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the Fidelity VIP FundsManager 20% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments)

•     Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Principal Risks	Principal Risks

•     Management risk

•     Fund of funds risks

•     ETF risks

•     Asset concentration risk

•     Derivatives risk

•     Non-diversification risk

•     Market timing risk

•     ETN risks

•     Fixed-Income Underlying ETF Risks

•     Non-Fixed Income Underlying ETF Risks

•     Investing in other funds

•     Stock market volatility

•     Interest rate changes

•     Foreign exposure

•     Geographic exposure

•     Industry exposure

•     Prepayment

•     Issuer-specific changes

•     Leverage risk

•     Commodity-linked investing

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have substantially similar investment objectives and similar investment strategies and risks. Both the Removed Portfolio and the Replacement Portfolio seek to provide investors with current income. The secondary investment objectives of the Portfolios are similar: preservation of capital (the Removed Portfolio) and capital appreciation (the Replacement Portfolio). Both the Removed Portfolio and the Replacement Portfolio are funds of funds. The Removed Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) that invest in a variety of foreign and domestic equity, debt, commodities, money market securities, futures and other financial instruments. The Removed Portfolio also may invest in Exchange Traded Notes—generally, senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index. Under normal circumstances, the approximate target asset allocation for the Removed Portfolio is 70-90% (80% expected) invested in ETFs that invest primarily in fixed income securities and money market instruments, and 10-30% (20% expected) invested in ETFs that invest primarily in equity securities of large-, medium-, and small-cap companies, as well as other instruments such as commodities and commodity futures. Similarly, the Replacement Portfolio invests in affiliated domestic equity funds, international equity funds, bond funds and short-term funds. Currently, the approximate target asset allocation for the Replacement Portfolio is 20% in domestic and international equity funds, 50% in a fixed income funds; and 30% in money market funds.

Although differences in risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. As noted above, both the Removed and Replacement Portfolios are funds of funds and similarly aim to invest their assets in equities and fixed-income and money market instruments. Further, the target asset allocations are identical—approximately, 80% in fixed income securities and money market instruments, and 20% in equity securities and other investments, including commodities and commodity futures. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Fidelity VIP FundsManager 20% Portfolio, were approximately $716.1 million, while the net assets of the Removed Portfolio, the Ibbotson Conservative ETF Asset Allocation Portfolio, were approximately $39.2 million. The Substitution will involve approximately 7.16% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Ibbotson Conservative ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 20% Portfolio
Share Class	Class II	Service Class 2
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.13%	0.00%
Acquired Fund Fees and Expenses	0.15%	0.38%

Total Annual Portfolio Operating Expenses	0.98%	0.88%
Fee Waiver / Expense Reimbursement	(0.05%)	(0.15%)

Total – After Fee Waiver / Expense Reimbursement	0.93%	0.73%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #38, the combined management fee plus 12b-1 fee of the Replacement Portfolio was appreciably lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the

Replacement Portfolio was lower than that of the Removed Portfolio before taking into account any contractual fee waivers / expense reimbursements applied under the Portfolios, and appreciably lower after taking into account such waivers and reimbursements22. It is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Class II shares of the Removed Portfolio and Service Class 2 shares of the Replacement Portfolio for the one- and five-year periods ended December 31, 2013, and from inception of each Portfolio (April 30, 2007 for the Removed Portfolio and April 13, 2006 for the Replacement Portfolio) to December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-year and five-year periods. In addition, while a comparison of performance since the Portfolios’ respective inception dates cannot be made (because the inception dates differ), the Replacement Portfolio’s performance since its inception date is generally comparable to that of its benchmark indices.

[22]	The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” on the Replacement Portfolio is higher than that for the Removed Portfolio. A portion of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds”.

Portfolio	1 Year	5 Years	Since Inception
Removed Portfolio (inception: 4/30/07)
Class II	2.56%	5.09%	3.48%
Dow Jones Conservative U.S. Portfolio Index	4.67%	7.52%	5.78%
20% S&P 500 Index/73% Barclays Capital U.S. Aggregate Bond Index/7% The Bank of America Merrill Lynch (BofA ML) 3 Month Treasury Bill Index	4.33%	6.93%	4.98%
Replacement Portfolio (inception: 4/13/06)
Service Class 2	5.46%	6.06%	4.17%
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	-2.02%	4.44%	5.19%
Fidelity VIP FundsManager 20% Composite IndexSM (reflects no deduction for fees or expenses)	4.51%	5.71%	4.52%

Substitution #39—Ibbotson Income and Growth ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 50% Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Ibbotson Income and Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 50% Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

ALPS Advisors, Inc. (Ibbotson Associates, Inc.)	Strategic Advisers, Inc. (Strategic Advisers), an affiliate of Fidelity Management & Research Company (FMR), is the fund’s manager

Investment Objective	Investment Objective

Seeks to provide investors with current income and capital appreciation	Seeks high total return

Principal Investment Strategies	Principal Investment Strategies

•    A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments

•    Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 35%

•    International Equity Funds: 15%

•    Fixed-Income Funds: 40%

•    Money Market Funds: 10%

Removed Portfolio	Replacement Portfolio

•     May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee

•     Under normal circumstances, may allocate 50-70% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 60%), and approximately 30-50% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 40%)

•     Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the Fidelity VIP FundsManager 50% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments)

•     Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Principal Risks	Principal Risks

•     Management risk

•     Fund of funds risk

•     ETF risks

•     Asset concentration risk

•     Derivatives risk

•     Non-diversification risk

•     Market timing risk

•     ETN risks

•     Fixed-Income Underlying ETF Risks

•     Non-Fixed Income Underlying ETF Risks

•     Investing in other funds

•     Stock market volatility

•     Interest rate changes

•     Foreign exposure

•     Geographic exposure

•     Industry exposure

•     Prepayment

•     Issuer-specific changes

•     Leverage risk

•     Commodity-linked investing

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio seeks to provide investors with current income and capital appreciation, and the Replacement Portfolio seeks to provide investors with high total return. Both the Removed Portfolio and the Replacement Portfolio are funds of funds. The Removed Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) that invest in a variety of foreign and domestic equity, debt, commodities, money market securities, futures and other financial instruments. The Removed Portfolio also may invest in Exchange Traded Notes—generally, senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index. Under normal circumstances, the approximate target asset allocation for the Removed Portfolio is 50-70% (60% expected) invested in ETFs that invest primarily in fixed income securities and money market instruments, and 30-50% (40% expected) invested in ETFs that invest primarily in equity securities of large-, medium-, and small-cap companies, as well as other instruments, such as commodities and commodity futures. Similarly, the Replacement Portfolio invests in affiliated domestic equity funds, international equity funds, bond funds and short-term funds. Currently, the approximate target asset allocation for the Replacement Portfolio is 50% in domestic and international equity funds, 40% in a fixed income funds; and 10% in money market funds.

Although differences in risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. As noted above, both the Removed and Replacement Portfolios are funds of funds and similarly aim to invest their assets in equities and fixed-income and money market instruments. Although the expected target asset allocations for the Portfolios are not identical, those for the Replacement Portfolio—approximately 50% in fixed income securities and money market instruments and 50% in equity securities—are in the range envisioned for the Removed Portfolio—50-70% (60% expected) in fixed income securities and money market instruments, and 30-50% (40% expected) in equity securities and other investments, including commodities and commodity futures. Even with these differences, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Fidelity VIP FundsManager 50% Portfolio, were approximately $3,833.6 million, while the net assets of the Removed Portfolio, the Ibbotson Income and Growth ETF Asset Allocation Portfolio, were approximately $116.1 million. The Substitution will involve approximately 5.53% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Ibbotson Income and Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 50% Portfolio
Share Class	Class II	Service Class 2
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.08%	0.00%
Acquired Fund Fees and Expenses	0.16%	0.55%

Total Annual Portfolio Operating Expenses	0.94%	1.05%
Fee Waiver / Expense Reimbursement	0.00%	(0.15%)

Total – After Fee Waiver / Expense Reimbursement	0.94%	0.90%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #39, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, after taking into account any contractual fee waivers / expense reimbursements applied under the Replacement Portfolio—none are currently applied under the Removed Portfolio—the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio. It is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee and the total annual operating expense ratio of the Replacement Portfolio will be lower than those of the Removed Portfolio23. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Class II shares of the Removed Portfolio and Service Class 2 shares of the Replacement Portfolio for the one- and five-year periods ended December 31, 2013, and from the inception of each Portfolio (April 30, 2007, for the Removed Portfolio and April 13, 2006, for the Replacement Portfolio) to December 31, 2013. The Replacement Portfolio significantly outperformed the Removed Portfolio over the one-year and five-year periods. While a comparison of performance since the Portfolios’ respective inception dates cannot be made (because the inception dates differ), the performance of the Replacement Portfolio since its inception date was at least comparable to that of its benchmark index: Fidelity VIP FundsManager 50% Composite Index.

[23]	The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” on the Replacement Portfolio is higher than that for the Removed Portfolio. A portion of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds”.

Portfolio	1 Year	5 Years	Since Inception
Removed Portfolio (inception: 4/30/07)
Class II	7.33%	7.62%	3.53%
Dow Jones Moderately Conservative U.S. Portfolio Index	12.48%	11.04%	6.08%
40% S&P 500 Index/55% Barclays Capital U.S. Aggregate Bond Index/5% The Bank of America Merrill Lynch (BoA ML) 3 Month Treasury Bill Index	10.81%	9.77%	5.35%
Replacement Portfolio (inception: 4/13/06)
Service Class 2	14.66%	10.73%	5.16%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.04%
Fidelity VIP FundsManager 50% Composite IndexSM (reflects no deduction for fees or expenses)	13.41%	10.41%	5.73%

Substitution #40— Ibbotson Balanced ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 60% Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio

Ibbotson Balanced ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 60% Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

ALPS Advisors, Inc. (Ibbotson Associates, Inc.)	Strategic Advisers, Inc. (Strategic Advisers), an affiliate of Fidelity Management & Research Company (FMR), is the fund’s manager

Investment Objective	Investment Objective

The Portfolio seeks to provide investors with capital appreciation and some current income	The fund seeks high total return

Principal Investment Strategies	Principal Investment Strategies

•      A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments.

•      May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on

•      Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 42%

•    International Equity Funds: 18%

•    Fixed-Income Funds: 35%

•    Money Market Funds: 5%

•      Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the Fidelity VIP

Removed Portfolio	Replacement Portfolio

      the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee.

•     Under normal circumstances, may allocate 30-50% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 40%), and approximately 50-70% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 60%)

      FundsManager 60% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments).

•     Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Principal Risks	Principal Risks

•     Management risk

•     Fund of funds risk

•     ETF risks

•     Asset concentration risk

•     Derivatives risk

•     Non-diversification risk

•     Market timing risk

•     ETN risks

•     Fixed-Income Underlying ETF Risks

•     Non-Fixed Income Underlying ETF Risks

•     Investing in other funds

•     Stock market volatility

•     Interest rate changes

•     Foreign exposure

•     Geographic exposure

•     Industry exposure

•     Prepayment

•     Issuer-specific changes

•     Leverage risk

•     Commodity-linked investing

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio seeks to provide investors with current income and capital appreciation, and the Replacement Portfolio seeks to provide investors with high total return. Both the Removed Portfolio and the Replacement Portfolio are funds of funds. The Removed Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) that invest in a variety of foreign and domestic equity, debt, commodities, money market securities, futures and other financial instruments. The Removed Portfolio also may invest in Exchange Traded Notes—generally, senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index. Under normal circumstances, the approximate target asset allocation for the Removed Portfolio is 30-50% (40% expected) invested in ETFs that invest primarily in fixed income securities and money market instruments, and 50-70% (60% expected) invested in ETFs that invest primarily in equity securities of large-, medium-, and small-cap companies, as well as other instruments, such as commodities and commodity futures. Similarly, the Replacement Portfolio invests in affiliated domestic equity funds, international equity funds, bond funds and short-term funds. Currently, the approximate target asset allocation for the Replacement Portfolio is 60% in domestic and international equity funds, 35% in a fixed income funds; and 5% in money market funds.

Although differences in risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. As noted above, both the Removed and Replacement Portfolios are funds of funds and similarly aim to invest their assets in equities and fixed-income and money market instruments. Further, the target asset allocations are identical—approximately, 40% in fixed net income securities and money market instruments, and 60% in equity securities and other investments, including commodities and commodity futures. Therefore, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Fidelity VIP FundsManager 60% Portfolio, were approximately $6,474.5 million, while the net assets of the Removed Portfolio, the Ibbotson Balanced ETF Asset Allocation Portfolio, were approximately $221.8 million. The Substitution will involve approximately 7.41% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Ibbotson Balanced ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 60% Portfolio
Share Class	Class II	Service Class 2
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	0.00%
Acquired Fund Fees and Expenses	0.15%	0.63%

Total Annual Portfolio Operating Expenses	0.92%	1.13%
Fee Waiver / Expense Reimbursement	0.00%	(0.15%)

Total – After Fee Waiver / Expense Reimbursement	0.92%	0.98%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #40, the combined management fee plus 12b-1 fee of the Replacement Portfolio was appreciably lower than that of the Removed Portfolio24. Before taking into account any applicable contractual fee waivers or expense reimbursements, the total annual operating expense ratio of the Replacement Portfolio (1.13%) was higher than that of the Removed Portfolio (0.92%). Such waivers and reimbursements are available under the Replacement Portfolio, but not currently applied to the Removed Portfolio. Even after applying those fee waivers and expense reimbursements,

[24]

The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” on the Replacement Portfolio is higher than that for the Removed Portfolio. A portion of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds”.

however, the total annual portfolio operating expenses ratio for the Replacement Portfolio still exceeds that for the Removed Portfolio by 0.06%. Any concerns with a higher total annual portfolio operating expense ratio are lessened, however, because the Substitutions will require Contract owner approval—that is, a Contract owner vote on the Substitution will involve a vote on the increased fees.

Even under these circumstances, the Section 26 Applicants believe that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio on the Substitution Date, and Horace Mann will take further steps to ensure that those Contract owners do not incur higher expenses for a period after the Substitution. More specifically, for those Contract owners, for two (2) years following the Substitution, Horace Mann will reimburse the subaccounts investing in the Replacement Portfolio as a result of the Substitution, such that the sum of the total annual operating expense ratio for the Replacement Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculation of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the total annual operating expense ratio of the Removed Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio for fiscal year 2014. In addition, for 24 months following the Substitution Date, Horace Mann will not increase asset-based fees or charges for Contracts that are in force on the Substitution Date.

Performance of the Portfolios

The chart below compares the average annual total returns for Class II shares of the Removed Portfolio and Service Class 2 shares of the Replacement Portfolio for the one- and five-year periods ended December 31, 2013, and from the inception of each Portfolio (April 30, 2007, for the Removed Portfolio and August 22, 2007, for the Replacement Portfolio) to December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one-year and five-year periods (considerably over the one-year period). Because the inception dates for the Portfolios differ, a fair comparison of performance since the Portfolios’ respective inception dates cannot be made. It is notable, however, that the time periods are almost coincident and during that period, the Replacement Portfolio outperformed the Removed Portfolio, and the performance of the Replacement Portfolio was at least comparable to that of its benchmark index, the Fidelity VIP FundsManager 60% Composite Index.

Portfolio	1 Year	5 Years	Since Inception
Removed Portfolio (inception: 4/30/07)
Class II	11.86%	10.39%	3.63%
Dow Jones Moderate U.S. Portfolio Index	19.56%	14.33%	6.44%
60% S&P 500 Index/38% Barclays Capital U.S. Aggregate Bond Index/2% The Bank of America Merrill Lynch (BoA ML) 3 Month Treasury Bill Index	17.61%	12.61%	5.64%
Replacement Portfolio (inception: 8/22/07)
Service Class 2	18.39%	12.35%	4.94%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	6.04%
Fidelity VIP FundsManager 60% Composite IndexSM (reflects no deduction for fees or expenses)	16.56%	11.91%	5.30%

Substitution #41—Ibbotson Growth ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 70% Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Ibbotson Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 70% Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

ALPS Advisors, Inc. (Ibbotson Associates, Inc.)	Strategic Advisers, Inc. (Strategic Advisers), an affiliate of Fidelity Management & Research Company (FMR), is the fund’s manager

Removed Portfolio	Replacement Portfolio
Investment Objective	Investment Objective

The Portfolio seeks to provide investors with capital appreciation	The fund seeks high total return

Principal Investment Strategies	Principal Investment Strategies

•     A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments

•     May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee

•     Under normal circumstances, may allocate 10-30% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 20%), and approximately 70-90% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 80%)

•     Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 49%

•    International Equity Funds: 21%

•    Fixed-Income Funds: 25%

•    Money Market Funds: 5%

•     Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the Fidelity VIP FundsManager 70% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments)

•     Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Principal Risks	Principal Risks

•     Management risk

•     Fund of funds risk

•     ETF risks

•     Asset concentration risk

•     Derivatives risk

•     Non-diversification risk

•     Market timing risk

•     ETN risks

•     Fixed-Income Underlying ETF Risks

•     Non-Fixed Income Underlying ETF Risks

•     Investing in other funds

•     Stock market volatility

•     Interest rate changes

•     Foreign exposure

•     Geographic exposure

•     Industry exposure

•     Prepayment

•     Issuer-specific changes

•     Leverage risk

•     Commodity-linked investing

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio seeks to provide investors with capital appreciation, and the Replacement Portfolio seeks to provide investors with high total return. Both the Removed Portfolio and the Replacement Portfolio are funds of funds. The Removed Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) that invest in a variety of foreign and domestic equity, debt, commodities, money market securities, futures and other financial instruments. The Removed Portfolio also may invest in Exchange Traded Notes—generally, senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index. Under normal circumstances, the approximate target asset allocation for the Removed Portfolio is 10-30% (20% expected) invested in ETFs that invest primarily in fixed income securities and money market instruments, and 70-90% (80% expected) invested in ETFs that invest primarily in equity securities of large-, medium-, and small-cap companies, as well as other instruments, such as commodities and commodity futures. Similarly, the Replacement Portfolio invests in affiliated domestic equity funds, international equity funds, bond funds and short-term funds. Currently, the approximate target asset allocation for the Replacement Portfolio is 70% in domestic and international equity funds, 25% in a fixed income funds; and 5% in money market funds.

Although differences in risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. As noted above, both the Removed and Replacement Portfolios are funds of funds and similarly aim to invest their assets in equities and fixed-income and money market instruments. Although the expected target asset allocations for the Portfolios are not identical, those for the Replacement Portfolio—approximately 30% in fixed income securities and money market instruments and 70% in equity securities—are in the range envisioned for the Removed Portfolio—10-30% (20% expected) in fixed income securities and money market instruments, and 70-90% (80% expected) in equity securities and other investments, including commodities and commodity futures. Even with these differences, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the FundsManager 70% Portfolio, were approximately $917.6 million, while the net assets of the Removed Portfolio, the Ibbotson Growth ETF Asset Allocation Portfolio, were approximately $200.6 million. The Substitution will involve approximately 6.76% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Ibbotson Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 70% Portfolio
Share Class	Class II	Service Class 2
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	0.00%
Acquired Fund Fees and Expenses	0.15%	0.61%

Total Annual Portfolio Operating Expenses	0.92%	1.11%
Fee Waiver / Expense Reimbursement	0.00%	(0.15%)

Total – After Fee Waiver / Expense Reimbursement	0.92%	0.96%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #41, the combined management fee plus 12b-1 fee of the Replacement Portfolio was appreciably lower than that of the Removed Portfolio25. Before taking into account any applicable contractual fee waivers or expense reimbursements, the total annual operating expense ratio of the Replacement Portfolio (1.11%) was higher than that of the Removed Portfolio (0.92%). Such waivers and reimbursements are currently available under the Replacement Portfolio, but not currently applied to the Removed Portfolio. Even after applying those fee waivers and expense reimbursements, however, the total annual portfolio operating expense ratio for the Replacement Portfolio still exceeds that for the Removed Portfolio by 0.04%. Any concerns with a higher total annual portfolio operating expense ratio are lessened, however, because the Substitutions will require Contract owner approval—that is, a Contract owner vote on the Substitution will involve a vote on the increased fees.

Even under these circumstances, the Section 26 Applicants believe that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio on the Substitution Date, and Horace Mann will take further steps to ensure that those Contract owners do not incur higher expenses for a period after the Substitution. More specifically, for those Contract owners, for two (2) years following the Substitution, Horace Mann will reimburse the subaccounts investing in the Replacement Portfolio as a result of the Substitution, such that the sum of the total annual operating expense ratio for the Replacement Portfolio (taking into

[25]

The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” on the Replacement Portfolio is higher than that for the Removed Portfolio. A portion of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds”.

account any fee waivers and expense reimbursements) and the subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculation of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the total annual operating expense ratio of the Removed Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio for fiscal year 2014. In addition, for 24 months following the Substitution Date, Horace Mann will not increase asset-based fees or charges for Contracts that are in force on the Substitution Date.

Performance of the Portfolios

The chart below compares the average annual total returns for Class II shares of the Removed Portfolio and Service Class 2 shares of the Replacement Portfolio for the one- and five-year periods ended December 31, 2013, and from inception of each Portfolios (April 30, 2007, for the Removed Portfolio and April 13, 2006, for the Replacement Portfolio) to December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one- and five-year periods. While a comparison of performance since the Portfolios’ respective inception dates cannot be made (because the inception dates differ), the performance of the Replacement Portfolio since its inception date was at least comparable to that of its benchmark index, the Fidelity VIP FundsManager 70% Composite Index.

Portfolio	1 Year	5 Years	Since Inception
Removed Portfolio (inception: 4/30/07)
Class II	16.54%	12.46%	3.29%
Dow Jones Moderately Aggressive U.S. Portfolio Index	26.79%	17.52%	6.65%
80% S&P 500 Index/20% Barclays Capital U.S. Aggregate Bond Index	24.78%	15.35%	5.75%
Replacement Portfolio (inception: 4/13/06)
Service Class 2	21.54%	13.59%	5.36%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.04%
Fidelity VIP FundsManager 70% Composite IndexSM (reflects no deduction for fees or expenses)	19.91%	13.11%	6.08%

Substitution #42—Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 85% Portfolio (Service Class 2)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 85% Portfolio

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

ALPS Advisors, Inc. (Ibbotson Associates, Inc.)	Strategic Advisers, Inc. (Strategic Advisers), an affiliate of Fidelity Management & Research Company (FMR), is the fund’s manager

Investment Objective	Investment Objective

The Portfolio seeks to provide investors with capital appreciation	The fund seeks high total return

Principal Investment Strategies	Principal Investment Strategies

•     A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments

•     May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on

•     Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products (VIP) funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 60%

•    International Equity Funds: 25%

•    Fixed-Income Funds: 15%

•    Money Market Funds: 0%

Removed Portfolio	Replacement Portfolio

      the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee

•     Under normal circumstances, may allocate 0-20% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 10%), and approximately 80-100% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 90%)

•     Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the Fidelity VIP FundsManager 85% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U. S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); and Barclays® U.S. Aggregate Bond Index (bonds)

•     Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Principal Risks	Principal Risks

•     Management risk

•     Fund of funds risk

•     ETF risks

•     Asset concentration risk

•     Derivatives risk

•     Non-diversification risk

•     Market timing risk

•     ETN risks

•     Fixed-Income Underlying ETF Risks

•     Non-Fixed Income Underlying ETF Risks

•     Investing in other funds

•     Stock market volatility

•     Interest rate changes

•     Foreign exposure

•     Geographic exposure

•     Industry exposure

•     Prepayment

•     Issuer-specific changes

•     Leverage risk

•     Commodity-linked investing

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The Removed Portfolio seeks to provide investors with capital appreciation, and the Replacement Portfolio seeks to provide investors with high total return. Both the Removed Portfolio and the Replacement Portfolio are funds of funds. The Removed Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) that invest in a variety of foreign and domestic equity, debt, commodities, money market securities, futures and other financial instruments. The Removed Portfolio also may invest in Exchange Traded Notes—generally, senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index. Under normal circumstances, the approximate target asset allocation for the Removed Portfolio is 0-20% (10% expected) invested in ETFs that invest primarily in fixed income securities and money market instruments, and 80-100% (90% expected) invested in ETFs that invest primarily in equity securities of large-, medium-, and small-cap companies, as well as other instruments, such as commodities and commodity futures. Similarly, the Replacement Portfolio invests in affiliated domestic equity funds, international equity funds, bond funds and short-term funds. Currently, the approximate target asset allocation for the Replacement Portfolio is 85% in domestic and international equity funds, 15% in a fixed income funds; and 0% in money market funds.

Although differences in risks and investment strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. As noted above, both the Removed and Replacement Portfolios are funds of funds and similarly aim to invest their assets in equities and fixed-income and money market instruments. Although the expected target asset allocations for the Portfolios are not identical, those for the Replacement Portfolio—approximately 15% in fixed income securities and money market instruments and 85% in equity securities—are in the range envisioned for the Removed Portfolio—0-20% (10% expected) in fixed income securities and money market instruments, and 80-100% (90% expected) in equity securities and other investments, including commodities and commodity futures. Even with these differences, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the Fidelity VIP FundsManager 85% Portfolio, were approximately $360.7 million, while the net assets of the Removed Portfolio, the Ibbotson Aggressive Growth ETF Asset Allocation Portfolio, were approximately $71.9 million. The Substitution will involve approximately 6.83% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 85% Portfolio
Share Class	Class II	Service Class 2
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.10%	0.00%
Acquired Fund Fees and Expenses	0.16%	0.71%

Total Annual Portfolio Operating Expenses	0.96%	1.21%
Fee Waiver / Expense Reimbursement	(0.03%)	(0.15%)

Total – After Fee Waiver / Expense Reimbursement	0.93%	1.06%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated April 30, 2014) in Substitution #42, the combined management fee plus 12b-1 fee of the Replacement Portfolio was appreciably lower than that of the Removed Portfolio26. Before taking into account any applicable contractual fee waivers or expense reimbursements, the total annual operating expense ratio of the Replacement

[26]

The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” on the Replacement Portfolio is higher than that for the Removed Portfolio. A portion of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds”.

Portfolio (1.21%) was higher than that of the Removed Portfolio (0.96%). Such waivers and reimbursements are available under both Portfolios, and even after applying those fee waivers and expense reimbursements, the total annual portfolio operating expense ratio for the Replacement Portfolio still exceeds that for the Removed Portfolio by 0.13%. Any concerns with a higher total annual portfolio operating expense ratio are lessened, however, because the Substitutions will require Contract owner approval—that is, a Contract owner vote on the Substitution will involve a vote on the increased fees.

Even under these circumstances, the Section 26 Applicants believe that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio on the Substitution Date, and Horace Mann will take further steps to ensure that those Contract owners do not incur higher expenses for a period after the Substitution. More specifically, for those Contract owners, for two (2) years following the Substitution, Horace Mann will reimburse the subaccounts investing in the Replacement Portfolio as a result of the Substitution, such that the sum of the total annual operating expense ratio for the Replacement Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculation of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the total annual operating expense ratio of the Removed Portfolio (taking into account any fee waivers and expense reimbursements) and the subaccount expense ratio for fiscal year 2014. In addition, for 24 months following the Substitution Date, Horace Mann will not increase asset-based fees or charges for Contracts that are in force on the Substitution Date.

Performance of the Portfolios

The chart below compares the average annual total returns for Class II shares of the Removed Portfolio and Service Class 2 shares of the Replacement Portfolio for the one- and five-year periods ending December 31, 2013, and from the inception of each Portfolio (April 30, 2007, for the Removed Portfolio and April 13, 2006, for the Replacement Portfolio) to December 31, 2013. The Replacement Portfolio outperformed the Removed Portfolio over the one- and five-year periods. While a comparison of performance since the Portfolios’ respective inception dates cannot be made (because the inception dates differ), the performance of the Replacement Portfolio since its inception date was generally comparable to that of its benchmark index, the Fidelity VIP FundsManager 85% Composite Index.

Portfolio	1 Year	5 Years	Since Inception
Removed Portfolio (inception: 4/30/07)
Class II	18.12%	13.44%	2.75%
Dow Jones Aggressive U.S. Portfolio Index	34.32%	20.87%	6.90%
90% S&P 500 Index/10% Barclays Capital U.S. Aggregate Bond Index	28.54%	16.66%	5.72%
Replacement Portfolio (inception: 4/13/06)
Service Class 2	27.54%	15.37%	5.32%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	32.39%	17.94%	7.04%
Fidelity VIP FundsManager 85% Composite IndexSM (reflects no deduction for fees or expenses)	25.00%	15.20%	6.34%

Substitution #43—Emerging Markets Portfolio (Service Class 2) replaced by New World Fund (Class 4)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Emerging Markets Portfolio	New World Fund

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

Fidelity Management & Research Company (FMR)	Capital Research and Management CompanySM

(FMR Co., Inc. (FMRC) and other investment advisers)

Removed Portfolio	Replacement Portfolio
Investment Objective	Investment Objective

Seeks capital appreciation	Seeks long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•     Invests primarily in common stocks

•     Normally invests at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets

•     Allocates investments across different emerging market countries

•     Uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments

•     Invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets and that the investment adviser believes have potential of providing capital appreciation.

•     May invest in companies without regard to market capitalization, including companies with small market capitalizations.

•     May invest in equity securities of any company, regardless of where it is based, for which the investment adviser determines that a significant portion of the company’s assets or revenues (generally 20% or more) is attributable to developing countries.

•     May invest in debt securities of issuers, including issuers of lower rated bonds (sometimes referred to as “junk bonds”)

•     May invest up to 25% of its assets in nonconvertible debt securities of issuers, including issuers of lower rated bonds and government bonds, that are primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries.

•     Under normal market conditions, invests at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.

•     In determining whether a country is qualified, the fund’s investment adviser considers such factors as the country’s per capita gross domestic product, the percentage of the country’s economy that is industrialized, market capital as a percentage of gross domestic product, the overall regulatory environment, the presence of government regulation limiting or banning foreign ownership, and restrictions on repatriation of initial capital, dividends, interest and/or capital gains.

Removed Portfolio	Replacement Portfolio

•     To a limited extent, may invest in securities of issuers based in nonqualified developing countries.

•     Investment adviser undertakes fundamental analysis to identify and invest in companies that it believes are attractively valued and represent good, long-term investment opportunities.

•     Fund portfolio divided into segments managed by individual counselors who decide how their respective segments will be invested.

Principal Risks	Principal Risks
• Stock market volatility • Foreign and emerging market risk • Issuer-specific changes

•     Market conditions

•     Issuer risks

•     Investing in growth-oriented stocks

•     Investing outside the United States

•     Investing in developing countries

•     Investing in small companies

•     Investing in debt instruments

•     Investing in lower rated bonds

•     Thinly traded securities

•     Management

The Section 26 Applicants believe that the Removed Portfolio and the Replacement Portfolio have similar investment objectives, investment strategies, and risks. The investment objective of both the Removed Portfolio and the Replaced Portfolio is capital appreciation. Additionally, the Portfolios invest primarily in the common stocks of companies based in, or with significant exposure to, emerging markets. More specifically, the Removed Portfolio normally invests at least 80% of its assets in securities of issuers in emerging markets. Similarly, the Replacement Portfolio invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or to companies with significant exposure to the economies of developing markets. The Replacement Portfolio also may invest in debt securities, including lower-rated bonds (i.e., “junk bonds”). Both Portfolios are exposed to the risks posed by the volatility of the stock market and investment in stocks of different market capitalizations, and the risks attendant to investing in emerging and foreign markets (e.g., currency risk and the risk of unstable market and political conditions).

The Section 26 Applicants do not believe that any differences in risks and investment objectives and strategies introduce Contract owners to materially greater risks than before the Substitution. In this regard, the Section 26 Applicants note that, in determining the emerging market countries in which to invest, the investment managers of both the Removed and the Replacement Portfolios will consider factors such as an issuer’s financial condition, and market and economic conditions in the developing country. For these reasons, the Section 26 Applicants believe that the Replacement and Removed Portfolios are sufficiently similar and the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

As of March 31, 2014, the net assets of the Replacement Portfolio, the New World Fund, were approximately $2.7 billion, while the net assets of the Removed Portfolio, the Emerging Markets Portfolio, were approximately $133 million. The Substitution will involve approximately 4.40% of the net assets of the Removed Portfolio. The table below compares the fees and expenses of the Removed and Replacement Portfolios.

	Removed Portfolio	Replacement Portfolio
	Emerging Markets Portfolio	New World Fund
Share Class	Service Class 2	Class 4 Shares
Management Fee	0.80%	0.73%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.34%	0.30%

Total Annual Portfolio Operating Expenses	1.39%	1.28%
Fee Waiver / Expense Reimbursement	N/A	N/A

Total – After Fee Waiver / Expense Reimbursement	1.39%	1.28%

For the periods covered by the most recent prospectuses for the Removed Portfolio (dated April 30, 2014) and the Replacement Portfolio (dated May 1, 2014) in Substitution #43, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio. (No fee waivers or expense reimbursements apply to either the Removed or the Replacement Portfolio.) Furthermore, it is anticipated that, immediately after the Substitution, both the combined management fee plus 12b-1 fee, and the total annual operating expense ratio, of the Replacement Portfolio will be lower than those of the Removed Portfolio. Accordingly, it is anticipated that the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

Performance of the Portfolios

The chart below compares the average annual total returns for Service Class 2 shares of the Removed Portfolio for the one-year and five-year periods ended December 31, 2013, and from the inception of the Removed Portfolio (January 23, 2008) to December 31, 2013, and for Class 4 shares of the Replacement Portfolio for the one-, five-, and ten-year periods ended December 31, 2013. The Replacement Portfolio has significantly outperformed the Removed Portfolio over the one-year period. The Replacement Portfolio was comparable to, but outperformed, the Removed Portfolio over the five-year period. Although a comparison over the ten-year period cannot be made, the Replacement Portfolio performed comparably to the MSCI Emerging Markets Index over the ten-year period.

Portfolio	1 Year	5 Years	10 Years / Inception
Removed Portfolio (inception: 1/23/08)
Service Class 2	3.70%	13.94%	-0.90%
MSCI® Emerging Markets Index (reflects no deduction for fees, expenses, or taxes)	-2.27%	15.15%	1.89%
Replacement Portfolio (10 years)*
Class 4	11.20%	14.51%	10.92%
MSCI All Country World Index (reflects no deduction for sales charges, account fees, expenses or U.S. federal income taxes)	22.80%	14.92%	7.17%
MSCI Emerging Markets Index (reflects no deduction for sales charges, account fees, expenses or U.S. federal income taxes)	-2.60%	14.79%	11.17%

*	Class 4 shares were first offered on December 14, 2012. Performance results for the portfolio before that date assume a hypothetical investment in Class 1 shares—which were first offered on June 17, 1999, when the portfolio began investment operations—reduced by the 0.50% annual expense that applies to Class 4 shares. Results for Class 1 shares are comparable to those of Class 4 shares because both classes invest in the same portfolio of securities.

D.	Policies and Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Section 26 Applicants propose to follow the policies and procedures set forth below.

1.	Implementation

Redemption or Purchase of Shares. Horace Mann will effect the Substitutions as soon as practicable following the issuance of the requested order and approval of the Substitutions by a majority of the Contract owners (as described below). As of the effective date of the Substitutions (i.e., the Substitution Date), the Separate Accounts will redeem shares of the Removed Portfolios for cash.27 The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Removed Portfolios in the applicable Replacement Portfolios.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of the Removed Portfolios and purchases of shares of the Replacement Portfolios will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder. Each Substitution will take place at relative net asset value determined on the Substitution Date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder, with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investments in any of the subaccounts. The procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution.

[27]	To the extent that there are any in-kind redemptions, such redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group (pub. avail. Dec. 28, 1999).

In the event that a Replacement Portfolio or its investment adviser declines to accept, on behalf of the Replacement Portfolio, securities redeemed in-kind by a Removed Portfolio, such Removed Portfolio will instead provide cash equal to the value of the declined securities so that the Contract owner’s contract values will not be adversely affected or diluted.

Contract owners will not incur any fees or charges as a result of the Substitutions, nor will their rights or Horace Mann’s obligations under the Contracts be altered in any way, and the Substitutions will not change Contract owners’ insurance benefits under the Contracts.28 Horace Mann will pay all expenses incurred in connection with the Substitutions, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions. In addition, the Substitutions will not impose any tax liability on Contract owners, nor will the Substitutions alter any tax benefit associated with the Contracts. The Substitutions will not cause the contract fees and charges currently being paid by Contract owners to be greater after the Substitution than before the Substitution.

In addition, redemptions and repurchases that occur in connection with effecting the Substitutions will not count as a transfer for purposes of assessing transfer fees and will not be subject to any transfer limitations that may otherwise be imposed by Horace Mann under a Contract.29 From the date this Application was filed through thirty days following the Substitution Date, Contract owners may make one transfer of Contract value from the subaccount investing in the Removed Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available investment option under the Contract without charge (including sales charges or surrender charges) and without imposing any transfer limitations. Further, on the Substitution Date, Contract values attributable to investments in each Removed Portfolio will be transferred to the corresponding Replacement Portfolio without

[28]	However, Contract owners invested in Removed Portfolios that do not operate pursuant to a manager of managers order who will be affected by substitutions involving Replacement Portfolios that do operate pursuant to such orders will lose their right to vote on whether the adviser of the investment choice selected (i.e., each such Removed Portfolio) may enter into and materially amend investment subadvisory agreements relating to the substituted investment choice (i.e., the applicable Replacement Portfolio).
[29]

As noted above, by the terms of the Contracts (and as set forth in the prospectuses for the Contracts), a Contract owner can transfer their account value among the subaccounts during the accumulation period of the Contract. There are no limits on the number of transfers permitted each year, and Horace Mann does not assess a transfer charge on transfers among subaccounts.

charge (including sales charges or surrender charges) and without being subject to any limitations on transfers. Finally, Horace Mann will not exercise any right it may have under the Contracts to impose restrictions on transfers between subaccounts under the Contracts for a period of at least thirty (30) days following the Substitution Date.30

Finally, before effecting any Substitution, Horace Mann shall have satisfied itself that: (i) the Contracts allow the substitution of portfolios in the manner contemplated by the Substitutions and related transactions described herein, (ii) the transactions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the transactions.

Limits on Expenses.

Applicants note for certain Substitutions the total annual expenses for the Replacement Portfolio after fee waiver and reimbursements (“total net annual operating expenses”) are higher than those of the Removed Portfolio based on the most current prospectuses. In light of this, and consistent with prior substitution applications, Horace Mann will, for those Contract owners with Contract value allocated to those Removed Portfolios on the Substitution Date, cap the expenses on those Replacement Portfolios whose total annual expenses are higher than the corresponding Removed Portfolio as of the date of the Substitution. For twenty-four months following the Substitution Date Horace Mann will—as of the last business day of each fiscal quarter—reimburse such Contract owners to the extent that the sum of the Replacement Portfolio’s total

[30]

One exception to this would be restrictions that Horace Mann may impose to detect or deter disruptive, frequent trading activities by Contract owners or their agents. In addition, the Contracts have a provision prohibiting transfers between investment options during the annuitization (payout) phase. For Contracts in the payout phase using a Removed Portfolio as the funding vehicle for variable annuity payments, Horace Mann will waive the contractual prohibition on transfers to allow one transfer to any other available investment option as stated above.

net annual operating expenses and subaccount expense ratio (i.e., asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculation of subaccount unit value) for such period exceeds, on an annualized basis, the sum of the Removed Portfolio’s total net annual operating expense ratio and subaccount expense ratio for the fiscal year immediately preceding the Substitution Date. In addition, for 24 months after the Substitution Date, Horace Mann will not increase asset-based fees or charges for Contracts that are in force on the Substitution Date.

2.	Contract Owner Notifications

Contract owners will be notified of this Application by means of a prospectus supplement for each of the Contracts that discloses that the Applicants have filed the application and seek approval for the Substitutions (“Pre-Substitution Notice”). The Pre-Substitution Notice will notify Contract owners of Horace Mann’s intent to implement the Substitutions, that it has filed this Application to obtain the necessary order to do so, and will set forth the anticipated Substitution Date. In addition, the Pre-Substitution Notice will:

•	Advise Contract owners that Contract values attributable to investments in the Removed Portfolios will be transferred to the Replacement Portfolios, without any charge that would otherwise apply (including sales charges or surrender charges) and without being subject to any limitations on transfers, on the Substitution Date;

•	State that, from the date the application was filed with the Commission through the date thirty (30) days after the Substitutions, Contract owners may make one transfer of Contract value from the subaccounts investing in the Removed Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option without any charge that would otherwise apply (including sales charges or surrender charges) and without imposing any transfer limitations[31]; and

[31]	Horace Mann currently does not impose any restrictions or assess any fees, charges or penalties on transfers of Contract value from the subaccounts investing in the Removed Portfolios during the accumulation phase.

•	Inform Contract owners that, except as described in the market timing/short-term trading provision of the relevant prospectus, Horace Mann will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Portfolio for at least thirty (30) days after the Substitution Date[32]; and

Further, all Contract owners will have received the most recent prospectus for the appropriate Replacement Portfolio(s) before the Substitution Date. Finally, within five (5) days following the Substitution Date, Contract owners affected by the Substitution will be notified in writing that the Substitutions were carried out. This notice will restate the information set forth in the Pre-Substitution Notice.

3.	Contract Owner Vote

Horace Mann will solicit approval of each of the proposed Substitutions from Contract owners owning interests in the applicable subaccount. With respect to the Substitution involving the Wilshire 5000 Index Portfolio (Institutional Class) and the (Fidelity VIP) Index 500 Portfolio, this solicitation will make clear that approval of the proposed Substitution signifies approval of the Replacement Portfolio’s higher management fee plus Rule 12b-1 fee. Similarly, with respect to those Substitutions for which the total net annual operating expenses for the Replacement Fund exceed those for the Removed Fund –i.e., Substitution #35, #36, #37, #40, #41 and #42—the solicitation will make clear that approval of the proposed Substitution signifies approval of the Replacement Portfolio’s higher total net annual operating expenses.

If Horace Mann does not receive approval for all of the Substitutions, Horace Mann may decide to effect only those Substitutions that were approved by Contract owners. Approval will be obtained by the affirmative vote of Contract owners holding a majority of the outstanding interests in the subaccount corresponding to the Removed Portfolio. Horace Mann will not effect any proposed Substitution if it does not receive approval from a majority of the outstanding interests in the applicable subaccount investing in the relevant Removed Portfolio.

[32]	For Contracts during the payout phase using a Removed Portfolio as the funding vehicle for variable annuity payments, Horace Mann will waive the contractual prohibition on transfers to allow one transfer to any other available investment option as stated above.

Horace Mann will solicit approval of Contract owners owning interests in the applicable subaccounts by sending them written voting forms accompanied by a voting information statement and other disclosure documents in a manner generally consistent with applicable requirements of Regulation 14A under the 1934 Act (collectively, “voting materials”). In particular, the relevant information statement will disclose, in substance, the information required by applicable items of Form N-14. Any beneficial financial interest that Horace Mann may have in the Separate Accounts is immaterial in relation to the interests of Contract owners and Horace Mann will not cast any votes. Pursuant to Rule 20a-1 under the 1940 Act, the voting materials will be filed with the Commission as proxy materials. Applicants anticipate that voting materials will be sent to Contract owners in late 2014 or early 2015. Unless extended by Horace Mann, votes must be received approximately five weeks following the mailing of the voting materials to be counted.

4.	State Approval

Horace Mann will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

V.	Request for Order of Approval under Section 26(c) of the 1940 Act

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

A.	Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.33 The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Section 26 Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

B.	Basis for a Section 26(c) Order

As indicated in Section I.C. of this Application (“The Contracts”), Horace Mann has reserved the right under the Contracts to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts. The Contracts and Contract prospectuses disclose this right.34 Horace Mann has reserved this

[33]	House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).
[34]	See infra note 6 and accompanying text.

right of substitution to protect itself, the Separate Accounts, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account. Additionally, Horace Mann intended this reservation of right to preserve the opportunity to replace investment options available under the Contracts in those situations where a substitution could benefit Horace Mann, the Separate Accounts, and Contract owners.

Each Replacement Portfolio and its corresponding Removed Portfolio have similar, and in some cases substantially similar or identical, investment objectives and strategies. Further, the Removed Portfolios and the Replacement Portfolios have similar, and in many cases substantially similar, investment policies and risks. To the extent that differences in risks and strategies do exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution. In addition, each proposed Substitution retains for Contract owners the investment flexibility and expertise in asset management, which are core investment features of the Contracts. Any impact on the investment programs of affected Contract owners should be negligible.

Furthermore, the ultimate effect of the Substitutions would be to continue to provide Contract owners with a wide array of investment options and managers, while at the same time increasing administrative efficiencies of the Contracts. The ultimate effect of the proposed Substitutions will be to streamline and simplify the investment line-up that is available to Contract owners under the affected Contracts by removing overlapping and duplicative investment options; the proposed Substitutions will not reduce in any manner the nature or quality of the available investment options. The Substitutions also will permit Horace Mann to present information to its Contract owners in a simpler and more concise manner. It is anticipated that after the Substitutions, Contract owners will be provided with disclosure documents that contain a simpler presentation of the available investment options under the Contracts.

Each Substitution protects the Contract owners who have Contract value allocated to a Removed Portfolio by: (1) providing similar Replacement Portfolios; (2) generally providing such Contract owners with simpler disclosure documents; and (3) generally providing Contract owners with investment options that would have total operating expense ratios (taking into account fee waivers and expense reimbursements) that are the same as or lower than before the Substitutions. In addition, the Section 26 Applicants submit that the proposed Substitutions meet the standards that the Commission and its staff have applied to substitutions that have been approved in the past,35 including those where an index fund has replaced an actively managed, style-specific (e.g., growth fund) fund.36

[35]	See, e.g., Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203 (approving substitutions in which some replacement portfolios have higher management fees and /or net expenses than the corresponding removed portfolios); AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order) File No. 812-14036 (approving twenty-six substitutions of replacement portfolios with similar principal risks and investment strategies, and that provide contract owners with lower volatility); Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990 (approving the substitution of a replacement portfolio that does not operate as a fund of funds (unlike the removed portfolio), but has an investment objective, policies and a risk profile substantially similar to the removed portfolio); National Life Insurance Company et al., Rel. No. IC-29662 (Apr. 29, 2011) (Order) File No. 812-13806 (approving the substitution of a replacement portfolio which has higher net operating expenses than the removed portfolio, but better performance history and substantially similar investment objectives and strategies); TIAA-CREF Life Ins. Co., Rel. No. IC-29709 (Jun. 28, 2011) (Order) File No. 812-13791 (approving the substitution of a replacement portfolio with a comparable investment objective, consistent asset class exposure, and investment objectives and policies that are sufficiently similar to the removed portfolio); AXA Equitable Life Insurance Company, Rel. No. IC-29372 (Jul. 29, 2010) (Order) File No. 812-13686 (approving a substitution, where the replacement portfolio had identical investment objectives, substantially similar investment policies and risks to the removed portfolio, and invests primarily in the same asset class as the removed portfolio); Nationwide Life Insurance Company et al., Rel No. IC-28815 (Jul. 8, 2009) (Order) File No. 812-13495 (approving forty substitutions of replacement portfolios (all affiliated funds and existing investment choices under the contracts before the substitutions) with investment objectives and strategies substantially similar to those of the removed portfolios (all unaffiliated funds)); ING USA Annuity and Life Insurance Company et al., Rel No. IC-28285 (May 23, 2008) (Order) File No. 812-13466 (approving a substitution of a replacement portfolio with investment objectives and policies comparable to, and lower fees than, the removed portfolio); MetLife Insurance Company of Connecticut et al., Rel. No. IC-28044 (Nov. 7, 2007) (Order) File No. 812-13380 (approving a substitution of a replacement portfolio with investment objectives and policies similar to the removed portfolio); ING Life Insurance and Annuity Company et al., 1940 Act Rel. No. 27445 (Aug. 15, 2006) (Order) File No. 812-13260 (approving the substitution of replacement portfolios with investment objectives comparable to the removed portfolios).
[36]	See Lincoln National Life Company et al., Rel. No. IC-30517 (May 14, 2013) (Order) File No. 812-14063; Country Investors Life Assurance Company, Rel. No. IC-29717 (Jul. 7, 2011) (Order) File No. 812-13865; MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. No. 28044 (Nov. 7, 2007) (Order), File No. 812-13380; John Hancock Life Insurance Company, et. al., 1940 Act Rel. No. 27781 (Apr. 16, 2007) (Order), File No. 812-13318; Lincoln National Life Insurance Company, et. al., 1940 Act Rel. No. 27204 (Jan. 5, 2006) (Order), File No. 812-13094; John Hancock Life Insurance Company, et. al., 1940 Act Rel. No. 26865 (Apr. 29, 2005) (Order), File No. 812-13130; John Hancock Life Insurance Company, et. al., 1940 Act Rel. No. 26831 (Apr. 11, 2005) (Order), File No. 812-13129.

The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect other aspects of the Contracts. In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts. Accordingly, investments in the Replacement Portfolios may be temporary investments for Contract owners, as each Contract owner may exercise his or her own judgment as to the most appropriate investment alternative available under the Contract. In this regard, the proposed Substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts.

Moreover, the Section 26 Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other “market timing” activity) that may otherwise have been imposed for a period beginning on the date of the supplement notifying Contract owners of the proposed Substitutions (which supplement will be delivered to the Contract owners at least thirty (30) days before the

Substitution) and ending no earlier than 30 days after the Substitution37. This reduces the likelihood of being invested in an undesired underlying mutual fund, with the discretion remaining with the Contract owners. The Substitutions, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, the proposed Substitutions will not affect the type of benefits offered by Horace Mann under the Contracts, or numerous other rights and privileges associated with the Contracts. In deciding to purchase the Contract, a Contract owner may have considered Horace Mann’s size, financial condition, and its reputation for service. These factors will not change as a result of the proposed Substitutions, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract owners.

C.	Request for an Order Pursuant to Section 26(c)

The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions. The Section 26 Applicants submit that, for the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.	CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants each respectively submits that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act, and that such order be made effective as soon as possible.

[37]	For Contracts in the payout phase using a Removed Portfolio as the funding vehicle for variable annuity payments, Horace Mann will waive the contractual prohibition on transfers to allow one transfer to any other available investment option as stated above.

The Section 26 Applicants each acknowledge that reliance on any order of approval issued pursuant to this Application, if granted, depends upon compliance with all of the representations and conditions applicable to the Section 26 Applicants, respectively, as set forth in this Application.

VII.	PROCEDURAL MATTERS RELATING TO THIS APPLICATION

A.	Communications

Please direct all communications concerning this application, and any notice and order, to:

Elizabeth E. Arthur, Esq.

Maureen Bolinger

Horace Mann Life Insurance Company

One Horace Mann Plaza

Springfield, Illinois 62715

Please address any questions or comments concerning this Application, and direct a copy of any notice or order to:

Stephen E. Roth, Esq.

Patrice M. Pitts, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

(202) 383-0100

B.	Authorizations

Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant.

Under the current Articles of Incorporation and By-Laws of Horace Mann, its business and affairs are to be conducted by its Board of Directors. The business and affairs of the Separate Accounts, as unit investment trusts, are conducted by Horace Mann, as depositor, pursuant to resolutions adopted by the Board of Directors of Horace Mann.

In accordance with these governing documents, resolutions were adopted by the Board of Directors of Horace Mann, authorizing its appropriate officers to prepare, execute and file this Application with the Commission. All requirements of the governing documents have been complied with in connection with the execution and filing of this Application. The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached hereto as Exhibit A. Such resolutions and statements of authority authorize the preparation, execution, and filing of the Application by officers of Horace Mann, and remain in full force and effect. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

APPENDIX A

REMOVED PORTFOLIOS

Wilshire Mutual Funds Inc. (File Nos. 33-50390 / 811-07076)—Replacement Portfolios will be substituted for the following portfolios of the Wilshire Mutual Funds, Inc. that currently are investment options under the Contracts.

•	Wilshire 5000 IndexSM Fund

•	Wilshire Large Company Growth Portfolio

•	Wilshire Large Company Value Portfolio

•	Wilshire Small Company Value Portfolio

•	Wilshire Small Company Growth Portfolio

Davis Variable Account Fund, Inc. (File Nos. 333-76407 / 811-9293)—A Replacement Portfolio will be substituted for the following portfolio of the Davis Variable Account Fund, Inc. that currently is an investment option under the Contracts.

•	Davis Value Portfolio

T. Rowe Price Equity Series, Inc. (File Nos. 33-52161 / 811-07143)—A Replacement Portfolio will be substituted for the following portfolio of the T. Rowe Price Equity Series, Inc. that currently is an investment option under the Contracts.

•	T. Rowe Price Equity Income Portfolio – II

Delaware VIP Trust (File Nos. 33-14363 / 811-05162)—Replacement Portfolios will be substituted for the following portfolios of the Delaware VIP Trust that currently are investment options under the Contracts.

•	Delaware VIP U.S. Growth Series

•	Delaware VIP Smid Cap Growth Series

•	Delaware VIP REIT Series

AllianceBernstein Variable Products Series Fund, Inc. (File Nos. 33-18647 / 811-05398)—Replacement Portfolios will be substituted for the following portfolios of the AllianceBernstein Variable Products Series Fund, Inc. that currently are investment options under the Contracts.

•	AllianceBernstein Large Cap Growth Portfolio

•	AllianceBernstein Small/Mid Cap Value Portfolio

•	AllianceBernstein Small Cap Growth Portfolio

Dreyfus Investment Portfolios (File Nos. 333-47011 / 811-08673)—A Replacement Portfolio will be substituted for the following portfolio of the Dreyfus Investment Portfolios that currently is an investment option under the Contracts.

•	MidCap Stock Portfolio

REMOVED PORTFOLIOS (cont’d)

Rainier Investment Management Mutual Funds (File Nos. 33-73792 / 811-08270)—A Replacement Portfolio will be substituted for the following portfolio of the Rainier Investment Management Mutual Funds that currently is an investment option under the Contracts.

•	Rainier Small/Mid Cap Equity Fund

Ariel Investment Trust (File Nos. 33-7699 / 811-04786)—A Replacement Portfolio will be substituted for each of the following portfolios of the Ariel Investment Trust that currently are investment options under the Contracts.

•	Ariel Appreciation Fund

•	Ariel Fund

Goldman Sachs Variable Insurance Trust (File Nos. 333-35883 / 811-08361)—Replacement Portfolios will be substituted for the following portfolios of the Goldman Sachs Variable Insurance Trust that currently are investment options under the Contracts.

•	Goldman Sachs Mid Cap Value Fund

•	Goldman Sachs Small Cap Equity Insights Fund

American Century Variable Portfolios, Inc. (File Nos. 033-14567 / 811-05188)—A Replacement Portfolio will be substituted for the following portfolio of the American Century Variable Portfolios, Inc. that currently is an investment option under the Contracts.

•	VP Mid Cap Value Fund

Wells Fargo Variable Trust (File Nos. 333-74283 / 811-09255)—A Replacement Portfolio will be substituted for the following portfolio of the Wells Fargo Variable Trust that currently is an investment option under the Contracts.

•	Wells Fargo Advantage VT Opportunity Fund

Lord Abbett Series Fund, Inc. (File Nos. 33-31072 / 811-05876)—A Replacement Portfolio will be substituted for the following portfolio of the Lord Abbett Series Fund, Inc. that currently is an investment option under the Contracts.

•	Growth Opportunities Portfolio

Putnam Variable Trust (File Nos. 33-17486 / 811-05346)—A Replacement Portfolio will be substituted for the following portfolio of the Putnam Variable Trust that currently is an investment option under the Contracts.

•	Putnam VT Multi-Cap Growth Fund

Lazard Retirement Series, Inc. (File Nos. 333-22309 / 811-08071)—A Replacement Portfolio will be substituted for the following portfolio of the Lazard Retirement Series, Inc. that currently is an investment option under the Contracts.

•	Lazard Retirement US Small-Mid Cap Equity Portfolio

REMOVED PORTFOLIOS (cont’d)

Neuberger Berman Equity Funds (File Nos. 2-11357 / 811-00582)—A Replacement Portfolio will be substituted for the following portfolio of the Neuberger Berman Equity Funds that currently is an investment option under the Contracts.

•	Neuberger Berman Genesis Fund

T. Rowe Price Small-Cap Stock Fund, Inc. (File Nos. 2-12171 / 811-00696)—A Replacement Portfolio will be substituted for the following investment option under the Contracts:

•	T. Rowe Price Small-Cap Stock Fund

T. Rowe Price Small-Cap Value Fund, Inc. (File Nos. 2-43237 / 811-2215)—A Replacement Portfolio will be substituted for the following investment option under the Contracts.

•	T. Rowe Price Small-Cap Value Fund

Royce Capital Fund (File Nos. 333-01073 / 811-07537)—A Replacement Portfolio will be substituted for the following portfolio of the Royce Capital Fund that currently is an investment option under the Contracts.

•	Royce Capital Fund – Small-Cap Portfolio

Wilshire Variable Insurance Trust (File Nos. 333-15881 / 811-07917)—Replacement Portfolios will be substituted for the following portfolios of the Wilshire Variable Insurance Trust that currently are investment options under the Contracts.

•	Wilshire 2015 ETF Fund

•	Wilshire 2025 ETF Fund

•	Wilshire 2035 ETF Fund

ALPS Variable Investment Trust (File Nos. 333-139186 / 811-21987)—Replacement Portfolios will be substituted for the following portfolios of the ALPS Variable Investment Trust that currently are investment options under the Contracts.

•	Ibbotson Conservative ETF Asset Allocation Portfolio

•	Ibbotson Income and Growth ETF Asset Allocation Portfolio

•	Ibbotson Balanced ETF Asset Allocation Portfolio

•	Ibbotson Growth ETF Asset Allocation Portfolio

•	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio

Variable Insurance Products Fund (File Nos. 2-75010 / 811-03329)—Replacement Portfolios will be substituted for the following portfolios of the Fidelity Variable Insurance Products Fund that currently are investment options under the Contracts.

•	Growth Portfolio

•	High Income Portfolio

REMOVED PORTFOLIOS (cont’d)

Variable Insurance Products Fund III (File Nos. 033-54837 / 811-07205)—Replacement Portfolios will be substituted for the following portfolios of the Variable Insurance Products Fund III that currently are investment options under the Contracts.

•	Growth & Income Portfolio

•	Mid Cap Portfolio

Variable Insurance Products Fund II (File Nos. 33-20773 / 811-05511)—A Replacement Portfolio will be substituted for the following portfolio of the Fidelity Variable Insurance Products Fund II that currently is an investment option under the Contracts.

•	Emerging Markets Portfolio

REPLACEMENT PORTFOLIOS

Variable Insurance Products Fund II

•	Index 500 Portfolio

Calvert Variable Products, Inc.

•	Calvert VP S&P MidCap 400 Index Portfolio

Dreyfus Investment Portfolios

•	Small Cap Stock Index Portfolio

Variable Insurance Products Fund IV

•	Real Estate Portfolio

Variable Insurance Products Fund V

•	Freedom 2015 Portfolio

•	Freedom 2025 Portfolio

•	Freedom 2035 Portfolio

•	Fidelity VIP FundsManager 20% Portfolio

•	Fidelity VIP FundsManager 50% Portfolio

•	Fidelity VIP FundsManager 60% Portfolio

•	Fidelity VIP FundsManager 70% Portfolio

•	Fidelity VIP FundsManager 85% Portfolio

Franklin Templeton Variable Insurance Products Trust

•	Franklin High Income VIP Fund

American Funds Insurance Series

•	New World Fund

SIGNATURES

HORACE MANN LIFE INSURANCE COMPANY has authorized this Application to be duly signed on its behalf and on behalf of its Separate Accounts, in the State of Illinois on the 25th day of July, 2014.

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT

HORACE MANN LIFE INSURANCE COMPANY

By	/s/ Matthew P. Sharpe
Name:	Matthew P. Sharpe
Title:	Executive Vice President
Horace Mann Life Insurance Company

EXHIBIT INDEX

Exhibit	Description

A	Resolutions of Horace Mann Life Insurance Company Authorizing Filing the Application

B	Verification of Horace Mann Life Insurance Company, Horace Mann Life Insurance Company Separate Account, and Horace Mann Life Insurance Company Qualified Group Annuity Separate Account

Exhibit A

Resolutions of Horace Mann Life Insurance Company Authorizing Filing the Application

MINUTES OF A SPECIAL MEETING

OF

THE BOARD OF DIRECTORS

OF

HORACE MANN LIFE INSURANCE COMPANY

#1 Horace Mann Plaza	May 21, 1991
Springfield, Illinois 62715	11:00 a.m.

A Special Meeting of the Board of Directors of Horace Mann Life Insurance Company was held at #1 Horace Mann Plaza, Springfield, Illinois on May 21, 1991 at 11:00 a.m. The Directors present included A. Thomas Arisman, Larry K. Becker, Valerie A. Chrisman, H. Albert Inkel, Frederick J. Jarosz, Paul J. Kardos, Clark W. McKee, Marsha E. Murray, Edward L. Najim and Paul C. Tarr III. Charles M. de St. Germain, Jr. and Walter E. Stooksbury were not able to attend. Janet Giardini and Richard D. Wilson were present at the invitation of the Board. A quorum being present, the meeting was called to order by Paul J. Kardos.

Richard D. Wilson explained that on July 7, 1989, the Commonwealth of Massachusetts amended its Variable Life Insurance regulations and certain filings were required before February 1, 1991 in order for Horace Mann Life Insurance Company to continue to sell variable annuities after June 30, 1991. He explained that although the Insurance Department states that on two occasions it notified all companies transacting variable business of these requirements, Horace Mann Life Insurance Company did not receive either notice. The Company received a verbal extension from the Department and is now in the process of renewing its Certificate of Authority in order to sell variable annuities in Massachusetts. In order for HMLIC to acquire authorization from Massachusetts to sell variable life insurance and annuities, Massachusetts requires detail information and operating procedures regarding the Separate Account and a written statement specifying the standard of conduct for persons having access to information or authorization to administer the purchase and sale of investments under each of the Separate Accounts.

Minutes of a Special Meeting of The Board of Directors of Horace Mann Life Insurance Company	- 2 -	May 21, 1991

Upon motion duly made by Larry K. Becker and seconded by Frederick J. Jarosz, the following resolution was unanimously approved.

WHEREAS, the Board of Directors of Horace Mann Life Insurance Company deems it in the best interest of the Company to adopt a Code of Ethics to serve as the minimum standard of conduct for persons having access to information regarding the purchase and sale of investments of the Company’s separate accounts, Horace Mann Life Insurance Company Separate Account, Horace Mann Life Insurance Company Separate Account B, and Horace Mann Life Insurance Company Allegiance Separate Account A (the “Separate Accounts”);

NOW, THEREFORE, BE IT RESOLVED, that the Code of Ethics attached hereto be and hereby is adopted;

RESOLVED FURTHER, that the officers of the Company are empowered to take any and all actions necessary to enforce said Code.

Upon motion duly made by A. Thomas Arisman and seconded by Clark W. McKee, the following resolution was unanimously approved.

BE IT HEREBY RESOLVED, that a certain resolution passed on November 13, 1982 by the Board of Horace Mann Life Insurance Company, said resolution expressing the purpose, structure and investment policy for the Horace Mann Life Insurance Company Separate Account (“Separate Account”), is hereby amended and restated in the following manner:

The purpose of the Separate Account shall be to provide an investment medium for such variable contracts, or the variable portion of combination fixed and variable contracts (“Contracts”), issued by this Company as may be designated as participating therein. Such Separate Account shall receive, hold, invest and reinvest only the monies arising from (i) premiums, contributions or payments made pursuant to the contracts participating therein; (ii) such assets of the Separate Account which are at least equal to the reserves on appropriate valuation dates or the variable cash value of all variable contracts; (iii) the dividends, interest and gains produced by the foregoing; and

The Separate Account shall be segregated into four Account Divisions. The Account Divisions shall invest solely in the shares of one of the following open-end diversified management

Minutes of a Special Meeting of The Board of Directors of Horace Mann Life Insurance Company	- 3 -	May 21, 1991

investment companies registered under the Investment Company Act of 1940 (“1940 Act”) and the Securities Act of 1933 (“1933 Act”): Horace Mann Growth Fund, Inc., Horace Mann Income Fund, Inc., Horace Mann Short-Term Investment Fund, Inc., and Horace Mann Balanced Fund, Inc. (hereinafter referred to as the “Funds”). To the extent that any of such Funds establish more than one investment portfolio, the officers of the Company are empowered and authorized to establish such additional Account Divisions as there are additional investment portfolios, with each such Account Division to invest solely in the shares of a specified additional portfolio.

The Separate Account shall be administered and accounted for as part of the general business of the Company, but the income, gains and losses of the Separate Account shall be credited to or charged solely against the assets held in the Separate Account, without regard to any other income arising out of other business that this Company may conduct. The assets of the Separate Account shall not be chargeable with the liabilities arising out of any other business that this Company may conduct.

Moreover, each Account Division shall be administered and accounted for as part of the general business of the Company, but the income (including capital gains, or losses, if any) of each Account Division shall be credited or charged to the assets held in the Account Division in accordance with the terms of the Contracts funded therein, without regard to other income of the remaining Account Divisions or arising out of any other business that this Company may conduct. The assets of each Account Division shall not be chargeable with liabilities arising out of the business conducted by another Account Division, nor shall an Account Division be chargeable with liabilities arising out of any other business that this Company may conduct.

Purchase payments (net of any applicable premium tax or retaliatory tax) remitted to the Company under the contracts and allocated to the Separate Account shall be allocated to the appropriate Account Division(s) in accordance with the terms of the contracts. Each Account Division, in turn, shall invest in the shares of the Fund (or portfolio) specified for investment by it, at net asset value per share next to be determined following receipt of an order for purchase by such Account Division. The assets of the Separate Account shall be valued at their market value at least as often as variable benefits are determined but in any event at least monthly.

Minutes of a Special Meeting of The Board of Directors of Horace Mann Life Insurance Company	- 4 -	May 21, 1991

The Company shall enter into a custodianship, agreement for the custody of the assets of the Separate Account with any banking institution selected by the officers of the Company, provided such banking institution satisfies the requirements for custodianship of investment company assets set forth in the 1940 Act. Such agreement shall be on terms and conditions to be approved by the officers of the Company, and the officers are hereby authorized and directed in the name of and on behalf of the Company to execute and deliver said agreement; or, if appropriate under the circumstances, the officers of the Company may seek such exemptions from the 1940 Act so as to allow the Separate Accounts to act as the Custodian of its own assets.

All persons with access to the cash, securities or other assets of the Separate Account shall be under bond in an amount of not less than $100,000.

The Separate Account shall be registered as an investment company under the 1940 Act; $100,000,000 aggregate offering amount, or an indefinite amount pursuant to Rule 24f-2, of the contracts shall be registered for sale under the 1933 Act; the officers of the Company shall register the offer and sale of such amounts of the contracts in such states as they may deem appropriate; and the officers of the Company are hereby authorized and directed to take all actions necessary to comply with the 1933 Act and 1940 Act in connection with the offer and sale of the contracts, including without limitation the filing of registration statements with applicable federal and state authorities, and amendments and exhibits thereto, the filings of applications for exemptive relief, the filing of such no-action requests as may be appropriate, and the filing of a power of attorney, in the form submitted previously to this Board, appointing Larry K. Becker, A. Thomas Arisman, and Marsha E. Murray, or any two of them, as the true and lawful attorney and agent of the Company and the Separate Account to do any and all acts and things therein described.

If shares of a Fund (or portfolio of a Fund) become unavailable for purchase by an Account Division of the Separate Account, or if in the judgment of the Company, further investment in such shares is no longer appropriate in view of the purposes of the Account or Account Division, then (i) shares of another registered open-end, diversified management investment company (“mutual fund”) may be substituted for Fund shares held in the affected Account Division and/or (ii) payments received after a date specified by the Company may be applied to the purchase of shares of another mutual fund in lieu of Fund shares.

Minutes of a Special Meeting of The Board of Directors of Horace Mann Life Insurance Company	- 5 -	May 21, 1991

The officers of the Company are hereby authorized to execute and deliver such instruments and to do such acts and things as may be necessary or desirable to carry out the purpose and intent of this resolution.

BE IT FURTHER RESOLVED, that the officers of the Company, in order to effectuate the issuance and sale of contracts, are hereby authorized to prepare and execute (i) a principal underwriter agreement with an appropriate broker/dealer, providing for the distribution of the contracts; (ii) Participating Agreements between the Funds and Separate Account, providing for the purchase of the Fund’s shares by the Separate Account; and (iii) any and all other appropriate agreements incident to the offer and sale of the contracts or the maintenance of the Separate Account; and they are further authorized to expend such funds as may be appropriate with respect to the following:

(i) for the procurement of banking, custodial, consulting, administrative, actuarial, legal or other such services as the officers of the Company may deem necessary, desirable or appropriate to carry out the purpose of the Resolution;

(ii) for the marketing and distribution of contracts.

BE IT FURTHER RESOLVED, that material changes to the purpose, structure, and investment policy of the Separate Account stated herein shall be effected only upon resolution of the Board of the Company and receipt of any and all requisite regulatory approvals.

Mr. Arisman then explained to the Board that the recision offer discussed by this Board at a special meeting held on March 27, 1991 had been mailed to the 114 customers affected on April 23. Of this 114, three represented transfers and six represented redemptions. Three of the six redemptions were made at a loss and drafts were enclosed with those notices. We gave these customers an 800 number to call and received seven calls—three from agents and four from clients. To date, no one has accepted our recision offer. We are currently in compliance with SEC registration regulations.

Minutes of a Special Meeting of The Board of Directors of Horace Mann Life Insurance Company	- 6 -	May 21, 1991

There being no further business, this meeting was declared adjourned at 11:30 a.m.

/s/ Linda L. Sacco
Linda L. Sacco
Assistant Corporate Secretary

HORACE MANN LIFE INSURANCE COMPANY

CONSENT OF DIRECTORS

The undersigned, being all of the Directors of Horace Mann Life Insurance Company, hereby consent and agree that the following resolutions be, and they hereby are, adopted as the action of the Board of Directors of the Company in lieu of a Special Meeting:

WHEREAS, the Company has developed and proposes to offer for sale certain group flexible premium deferred variable annuity contracts for qualified plans; and

WHEREAS, in order to offer such contracts for sale, the Company desires to establish a new separate account of the Company under the Illinois Insurance Code;

NOW, THEREFORE, BE IT RESOLVED, that:

1.	Effective 16 October 2006 the Company does hereby establish a separate account (the “Account”) pursuant to Article XIV 1/2 of the Illinois Insurance Code, Section 245.21. The name of the Account shall be “Horace Mann Life Insurance Company Qualified Group Annuity Separate Account”.

2.	The purpose of the Account shall be to provide an investment medium for the variable portion of the new group contracts referred to above and certificates thereunder and such other contracts and certificates issued by the Company in the future as may be designated as participating therein (all such contracts and certificates being hereinafter referred to as the “Contracts”).

3.	The Account shall receive, hold, invest and reinvest only the monies arising from (i) premiums, contributions or payments made pursuant to the Contracts and allocated to the Account; (ii) the dividends, interest and gains produced by the foregoing; and (iii) such assets of the Company as may be deemed necessary for the orderly operation of the Account. The Company shall maintain in the Account assets with a value at least equal to the reserves and other contract liabilities with respect to the Account.

4.	The income, gains and losses, realized or unrealized, from assets allocated to the Account shall be credited to or charged against the Account, without regard to other income, gains or losses of the Company. The assets of the Account equal to the reserves and other contract liabilities with respect to the Account may not be charged with liabilities arising out of any other business the Company may conduct.

5.

The Account shall be segregated into sub-accounts or divisions (“Divisions”), each of which will invest solely in the shares of open-end diversified management investment companies registered under the Investment Company Act of 1940 and the Securities Act of 1933 that are designated by the Company as being available under the Account (“Funds”). Each Division shall invest solely in the shares of one Fund or, in the case of a Fund with more than one investment portfolio, in the shares of one portfolio of such Fund.

6.	The Company shall designate the Funds and portfolios thereof to be initially available in the Account. The Company may designate additional Funds or portfolios for the Account in the future.

7.	If shares of a Fund or portfolio of a Fund become unavailable for purchase by a Division or if in the judgment of the Company further investment in such shares is no longer appropriate in view of the purposes of the Account or Division, then (i) the Company may remove the Fund as an investment option under the Account, (ii) shares of another registered open-end diversified management investment company (“mutual fund”) or portfolio thereof may be substituted for Fund shares held in the affected Division and/or (iii) payments received after a date specified by the Company may be applied to the purchase of shares of another mutual fund or portfolio thereof in lieu of Fund shares.

8.	Amounts paid to the Company under the Contracts and allocated to the Account shall be allocated to the appropriate Division(s) in accordance with the terms of the Contracts. Each Division, in turn, shall invest in the shares of the Fund or portfolio specified for investment by the Division.

9.	The officers of the Company are hereby authorized to take any and all actions that they may deem necessary, desirable or appropriate to comply with the Investment Company Act of 1940, the Securities Act of 1933, and any other applicable federal or state law in connection with the offer and sale of the Contracts, including without limitation the filing of registration statements with applicable federal and state authorities and amendments thereto and the filing of applications for exemptive relief and no-action requests.

RESOLVED, FURTHER, that the officers of the Company are hereby authorized:

(i)	to take whatever actions are necessary to assure that the Contracts are filed with the appropriate state insurance regulatory authorities and to prepare and execute all necessary documents to obtain approval of the insurance regulatory authorities;

(ii)	to take all necessary actions and prepare and execute all necessary documents to obtain approval of, clearance with, or other appropriate actions required by, any other regulatory authority that may be necessary in connection with the foregoing matters;

(iii)	to prepare and execute participation agreements with the Funds providing for the purchase of the Funds’ shares by the Account;

(iv)	to designate initial, additional or substitute Funds or portfolios for the Account, and to remove Funds as investment options under the Account, as provided above; and

(v)	to take such further actions and to prepare and execute any and all other appropriate documents or agreements as the officers of the Company may deem necessary, desirable or appropriate to carry out the purposes of these resolutions.

RESOLVED, FURTHER, that the forms of any resolutions required by any state authority to be adopted in connection with the foregoing matters are hereby adopted as fully as if set forth herein if (i) in the opinion of the officers of the Company the adoption of the resolutions is advisable, and (ii) the Corporate Secretary or Assistant Corporate Secretary of the Company evidences such adoption by inserting into the minutes copies of such resolutions.

CERTIFICATION

The foregoing accurately sets forth the corporate action intended to be taken by the Board of Directors of Horace Mann Life Insurance Company on 16 October 2006, and if there exists any absence of or defect in the meeting recorded therein, the notice thereof, or any other matter relating thereto, all such absence or defect is hereby waived and, pursuant to the applicable General Corporation Law, as authorized by the Bylaws, we declare that by our signatures hereinafter affixed, we give our consent to the corporate action set forth herein.

All signatures need not appear on the same copy of this Consent.

/s/ Paul D. Andrews	/s/ Robert B. Joyner
Paul D. Andrews	Robert B. Joyner

/s/ Ann M. Caparros	/s/ Louis G. Lower II
Ann M. Caparros	Louis G. Lower II

/s/ Frank D’Ambra III	/s/ Douglas W. Reynolds
Frank D’Ambra III	Douglas W. Reynolds

/s/ Peter H. Heckman
Peter H. Heckman

Filed with the undersigned as Corporate Secretary of the above named corporation on the 16th day of October 2006.

/s/ Ann M. Caparros
Ann M. Caparros

Exhibit B

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 25, 2014, for and on behalf of

Horace Mann Life Insurance Company

Horace Mann Life Insurance Company Separate Account

Horace Mann Life Insurance Company Qualified Group Annuity Separate Account

that he is Executive Vice President of Horace Mann Life Insurance Company, and that all actions by shareholders, directors / trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application and the contents thereof, and the facts set forth therein, to the best of his knowledge, information and belief.

/s/ Matthew P. Sharpe
Matthew P. Sharpe Executive Vice President Horace Mann Life Insurance Company